SECURITIES AND EXCHANGE COMMISSION

FORM 20-F
(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

METAL STORM LIMITED
(Exact Name of Registrant as Specified in its Charter)

QUEENSLAND, AUSTRALIA
(Jurisdiction of Incorporation or Organization)

Level 34, Central Plaza One
345 Queen Street
Brisbane Queensland 4000
AUSTRALIA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares*
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the date of the close of the period covered by the annual report.

423,403,558 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17   ☒  Item 18

i

FINANCIAL AND OTHER INFORMATION

All references herein to “U.S. dollars,” and “$” are to United States dollars. All references to “A$” are to Australian dollars.

Except as otherwise stated, all monetary amounts in this annual report are presented in U.S. dollars. Where specifically indicated, amounts in Australian dollars have been translated into U.S. dollars. These translations are provided for convenience only, and they are not representations that the Australian dollar could be converted into U.S. dollars at the rate indicated. Historic data has been converted at the applicable rate at the date indicated. In all other cases, translations have been made using the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2001. The noon buying rate for cable transfers in Australian dollars on December 31, 2001 and June 27, 2002 was A$1.00 = $0.5115 and $0.5600 respectively.

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report may constitute “forward-looking statements”. Such forward-looking statements are based on the beliefs of our management as well as assumptions based on information available to us. When used in this annual report, the words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These include, but are not limited to, risks or uncertainties associated with the development of our technology, our ability to obtain financing, our ability to protect our proprietary technology, the market for our products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition, the loss of key personnel and other factors identified under Item 3D of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update the forward-looking statements.

ENFORCEMENT OF LIABILITIES AND SERVICE OF PROCESS

We are incorporated under the laws of Australia. Most of our directors and executive officers and the experts named in this annual report reside outside the U.S. Substantially all of our assets, our directors’ and officers’ assets and such experts’ assets are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon us or our directors, executive officers or such experts, or to enforce against them or us, judgements obtained in U.S. courts based upon the civil liability provisions of the federal securities laws of the U.S. In addition, we have been advised by our Australian solicitors, McCullough Robertson, that there is doubt that the courts of Australia will enforce against us, our officers, directors and experts named herein, judgements obtained in the U.S. based upon the civil liability provisions of the federal securities laws of the U.S. or will enter judgements in original actions brought in Australian courts based upon the federal securities laws of the U.S.

PART I

Item 1.     Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.     Offer Statistics and Expected Timetable

Not Applicable

Item 3.     Key Information

A.    Selected Financial Data

The following table presents our selected financial information at the dates and for each of the periods indicated. You should read the following information together with the information contained in Item 5 “Operating and Financial Review and Prospects”, as well as our financial statements and the notes thereto and other financial information appearing elsewhere in this annual report.

Our selected financial data set forth below are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The statement of operations data for the years ended December 31, 2001, 2000 and 1999, the six months ended December 31, 1998 and the years ended June 30, 1998 and 1997 and the balance sheet data as at December 31, 2001, 2000, 1999 and 1998 and at June 30, 1998 and 1997 have been derived from our respective audited financial statements. Our audited financial statements as of December 31, 2001 and 2000 and for each of the three years then ended are included elsewhere in this annual report. The statement of operations data for the six months ended December 31, 1997 and the balance sheet data as at December 31, 1997 have been derived from our unaudited financial statements not included herein. In the opinion of management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring accruals, which management consider necessary for the fair presentation of our results of operations and cash flows for the interim periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year, or any future period.

Effective April 1999, we changed our fiscal year-end from June 30 to a calendar year-end in order to be consistent with common U.S. business practices (see note 1 to our financial statements).

	As of and For the Year Ended December 31,			As of and For the Six Months Ended December 31,		As of and For the Year Ended June 30,
	2001	2000	1999	1998	1997	1998	1997
					(Unaudited)
STATEMENT OF OPERATIONS DATA:
Operating revenue	$353,180	$78,958	$30,358	—	—	$17,529	$161,620
Operating expenses	(3,293,089)	(1,588,889)	(1,279,336)	$(191,770)	$(93,557)	(301,804)	(387,855)

Loss from operations	(2,939,909)	(1,509,931)	(1,248,978)	(191,770)	(93,557)	(284,275)	(226,235)
Other income	289,555	352,017	118,407	7,307	2,883	12,242	17,274

Net loss	(2,650,354)	(1,157,914)	(1,130,571)	(184,463)	(90,674)	(272,033)	(208,961)

Net loss per ordinary share—basic and diluted(1)	$(0.006)	$(0.003)	$(0.003)	$0.0	$0.0	$(0.001)	$(0.001)
Adjusted weighted average ordinary number of shares outstanding(2)	422,326,884	421,250,210	411,250,210	401,250,210	245,297,714	284,179,022	245,297,714
BALANCE SHEET DATA:
Current assets	3,412,777	4,328,977	6,438,776	170,847	465,466	363,413	157,850
Current liabilities	232,352	207,078	230,636	49,958	15,540	41,006	17,545
Total assets	3,526,995	4,367,525	6,475,365	313,297	551,481	495,424	246,826
Stockholders’ equity(3)	3,263,653	4,149,798	6,235,526	263,340	535,941	454,418	229,279
Dividends per share	—	—	—	—	—	—	—

(1)	Net loss per ordinary share—basic and diluted is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period.
(2)	Reflects 21.4 to 1 stock split on March 31, 1999 and 5 to 1 stock split on May 31, 2000.
(3)	See note 8 to our financial statements.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for Offer and Use of Proceeds

Not Applicable

D.    Risk Factors

We are continuing to develop our technology and have not yet commercialized any applications of our technology

We are a development stage company. We were incorporated in April 1994 and commenced business in October 1994. Our technology will require further investment, research, development, testing and possibly regulatory approval prior to any commercial sales. We do not currently derive any revenue from the commercial sale of any applications of our technology. Our only revenue has been research and development funding grants we received from the Department of Defense in the U.S. We cannot be sure of the extent to which the technology, or any products we develop will be able to penetrate the potential markets for defense or commercial applications or gain market acceptance. We cannot predict if or when any of our technology will be commercialized or if or when we will generate any revenue from such commercialization.

In order to continue our efforts to develop our technology, we expect to hire a number of employees and continue hiring in future periods. We have committed approximately $249,320 in 2001 and expect to commit an additional $642,639 in 2002 to establishing and expanding our presence in the U.S. To the extent we commit financial resources to geographic expansion or investment in infrastructure, our operating results may be adversely impacted for an extended period.

We have incurred operating losses in each year since our inception. We had losses from operations of $3,293,089, $1,509,931 and $1,248,978 for the years ended December 31, 2001, 2000 and 1999 respectively. Such losses have resulted primarily from various expenses we have incurred in connection with research and development activities and defense and ballistics industry studies. We expect to incur additional operating losses over at least the next several years and expect cumulative losses to increase substantially as we expand our research and development activities and commence further trials of our technology. Our profitability is dependent on our ability, alone or with others, to complete the successful development of the technology, obtain any required regulatory clearances, and commercialize our technology. We cannot be certain if or when we will achieve profitability.

You should consider investing in us in light of the risks, expenses and difficulties frequently encountered by companies which have not yet commercialized any applications of their technology, particularly in new and evolving markets. Our operating results may fluctuate significantly in the future as a result of a variety of factors, including capital expenditure and other costs relating to establishing, maintaining and expanding our operations, the number and mix of our customers, pricing changes by us and our competitors, new technology introduced by us and our competitors, delays or expense in obtaining necessary equipment, economic and social conditions in the defense and ballistics industries and general economic conditions.

Our experience in exploiting our technology is limited. We cannot be certain that our operations will be profitable in the short-term, or at all. If we fail in any of our efforts to establish or expand our business, our results of operations and financial condition could be materially adversely affected. We cannot be certain that we will be able to obtain or retain any permits required by us to market, sell and deliver our technology. Any of these factors could result in cessation of our operations and a partial or complete loss of your investment.

We may have substantial additional financing requirements and are uncertain if funds will be available

We cannot be certain that we will not seek to exploit business opportunities which will require us to raise additional capital from equity or debt sources. In particular, entering into certain countries and developing and commercializing new technology and products to develop our business could require a significant commitment of resources which could, in turn, require us to obtain additional funding. In addition to revenues that we may receive from the sale or licensing of our technology and commercial applications of our technology, we anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our technology. In addition, we may require further funds to pursue regulatory clearances, prosecute and defend our intellectual property rights, develop marketing, sales and other capabilities, and fund operating expenses. We may seek such additional funding through public or private equity or debt financings and/or through collaboration or other arrangements with corporate partners. The sale of additional equity or convertible debt securities would result in dilution to our stockholders. Additional debt could result in increased expenses and could result in covenants that would restrict our operations. We cannot be certain that we will be able to raise any required funding or capital, on favorable terms or at all, or that we will be able to establish corporate collaborations on acceptable terms, if at all. If we are unable to obtain such additional funding or capital, we may be required to reduce the scope of our anticipated plans, including our research and development activities, which could materially adversely affect our business, financial condition and results of operations.

Our future capital requirements may depend on numerous factors including completion of our product research and development activities, ability to manufacture our products for large-scale, later-stage testing, ability to commercialize any products, including marketing activities directed toward accessing new and emerging markets for developed applications of our technology. We expect to devote substantial capital resources to continue our research and development with a view to commercializing our products in our target markets, hire and train additional staff, expand our U.S. operations, expand our research and development activities, and acquire or make investments in businesses that are complementary to our business. We cannot be certain that such funds will be sufficient to meet our actual operating expenses and capital requirements during that period. Our actual cash requirements may vary materially from those planned and will depend upon numerous factors, including the continued progress of our research and development activities, the timing, scope, results and costs of technology studies and trial, the cost, timing and outcome of regulatory submissions and approvals, determinations as to the commercial potential of our technology and products, our ability to establish and maintain collaborative arrangements, the status and timing of competitive developments and other factors.

We are dependent on research and development programs

Some of the applications of our technology are dependent on successfully obtaining government defense research and development program support. We have obtained such support from both the U.S. and Australian governments. We have entered into agreements with the departments of defense of these countries which provide conditions to the funding of the research and development grants. For example, generally we are required to achieve certain milestones with respect to the development of our technology prior to receiving payment under the agreements. In addition, we have granted exclusive licensing rights under certain agreements and we are also in some circumstances required to repay money received under the agreements. Further, although the Australian programs provided for funding contributions by consortium members we have received no direct funds from these programs. See Item 4 “Information on Metal Storm—Research and Development” for a further discussion of each of our research and development agreements. If we are unable to continue our existing research and development programs or to enter into new research and development programs, or if there is a decrease of available funding in respect of such programs, our business, financial condition and results of operations could be materially adversely affected.

There are some limitations relating to our technology

We expect our technology to be utilized most often in the form of a number of barrels being clustered together to form a particular weapon or commercial application. As a result, the most immediate limitation to our technology concerns the weight of the cluster of barrels. If each of the barrels in the cluster is heavy, then the combined weight of all the barrels in the cluster will be much heavier.

The weight of an individual barrel will depend on the pressure it has to contain when each projectile is fired. For example, the pressure in a barrel when a .22 caliber bullet is fired is typically approximately 24,000 pounds per square inch, while the pressure in the barrel of a military assault rifle firing a 5.56 millimeter bullet is typically much higher, approximately 55,000 to 65,000 pounds per square inch. Because the assault rifle barrel has to contain a much higher pressure, it has to be stronger and heavier than the lower pressure barrel, and a cluster of these high pressure barrels will be much heavier than a cluster of lower pressure barrels. Accordingly, a weight penalty will apply which may have a negative impact on the viability of some high pressure applications of our technology.

The weight penalty for high pressure barrels is also affected in another way. With our technology, we stack a number of projectiles in each barrel, and a quantity of propellant or gunpowder is located in a space which separates the projectiles. With lower pressures such as the example of the .22 caliber bullet described above, a lesser amount of propellant is used, and in the higher pressure, 5.56 millimeter bullet example, a much greater amount of propellant is used. As a result, to hold the additional propellant, high pressure barrels are longer and therefore, heavier.

For the reasons described above, our technology has lower developmental risk at lower operating pressures, and the development risk increases as operating pressures increase. The extent to which these factors will determine the practical operating pressure limits of the technology is uncertain.

Another development risk resulting from our technology is associated with the use of propellant volumes which are longer than normal. In conventional high pressure gun systems, the propellant is generally contained in a cartridge case which is a larger diameter than the bore. This reduces the length of the propellant for a particular quantity or volume. However, with our technology, the diameter of the propellant is all contained within a space which is the same diameter as the barrel, and therefore the length of the propellant is greater than normal. With weapons such as assault rifles, which operate with higher pressures and larger quantities of propellant, the propellant length will be exaggerated. This may have a negative impact on the way the propellant burns, and consequently slow the projectile.

The propellant length can be reduced if the projectile incorporates a sabot or cover, to increase the diameter of the barrel without increasing the diameter of the projectile. A sabot projectile is simply one that utilizes a smaller than bore-diameter projectile held in a full bore-diameter sleeve. The development of propellants which can produce the designed pressures from smaller volumes of propellant than normal will be beneficial, and such a propellant would increase the number of projectiles carried in a given length of barrel. We cannot be certain that such development can or will be successful. If we are not successful in developing propellants which can produce the designated pressures from smaller volumes of propellant it could impact the viability of some of the applications of our technology and could adversely affect our business, financial condition and results of operations.

An additional possible limitation of our technology is the effect of electromagnetic interference on our applications. Unlike conventional gun systems, which are mechanical in operation, our technology is reliant on a 100% electronic fire control system. Electronic systems may be adversely affected by electromagnetic interference. Failure to design the electronics systems to minimize susceptibility to natural or man-made electromagnetic interference may result in unplanned and potentially catastrophic failure of our technology.

We are dependent on our patents and intellectual property rights

Our success will depend largely on our ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties, or have third parties circumvent our rights. We principally rely upon patents, trade secret, copyright and contract law to protect our proprietary technology. We cannot be certain that any protective measures we take have been, or will be, adequate to protect our proprietary technology. In addition, many of the laws of foreign countries treat the protection of proprietary rights differently from, and may not protect our proprietary rights to the same extent as do, laws in Australia, the U.S. and Patent Co-operation Treaty countries.

Patent matters involve complex legal and factual questions. Accordingly, we cannot predict the availability and breadth of claims sought in relation to patents. Statutory differences in patentable subject matter may limit the protection we can obtain for some of our inventions, or prevent us from obtaining patent protection, which could materially adversely effect our business, financial condition and results of operations.

In addition, as publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we or, where relevant, Mr. J.M. O’Dwyer as the inventor, were the first creators of inventions covered by pending patent applications. Nor can we be certain that we or, where relevant, Mr. J.M. O’Dwyer as the inventor, were first to file patent applications for such inventions. Additionally, the enforceability of a patent is dependent on a number of factors, which may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in light of prior art, including prior use or publication of the invention, the utility of the invention and the extent to which the patent clearly describes the best method of working the invention.

While we have obtained and continue to seek patent protection for our technology, we cannot be certain that:

•	any of the pending or future patent applications filed by us or on our behalf will be approved

•	we will develop any additional proprietary products or processes that are patentable, or

•
third parties will not independently develop similar products or processes, duplicate any of the products or processes we have or are developing relating to our technology, or design around the patents we own with competitive advantages.

Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialization of products incorporating our technology or that third parties will not challenge or seek to narrow, invalidate or circumvent any of our issued, pending, or future patents.

Protecting our proprietary technology from infringement by others may affect our business

We may need to engage in litigation to enforce patents, or to determine the scope and validity of third party proprietary rights. This could result in substantial costs to us, and divert our efforts from our business. We may have to participate in opposition proceedings before the Australian Patent Office or a foreign patent office, or in interference proceedings declared by the U.S. Patent and Trademark Office, to determine priority of invention of patent applications filed by competitors. Any such litigation, interference or opposition proceeding, regardless of the outcome, could be expensive and time consuming and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our technology or products, which could have a material adverse effect on our business, financial condition and results of operations.

In addition to patent protection, we rely on unpatented trade secrets, know-how and proprietary technological innovation and expertise, which are protected in part by confidentiality agreements with our employees, advisers and consultants. We cannot be certain that these agreements will not be breached, that we will have adequate remedies for any breach, or that our unpatented proprietary intellectual property will not otherwise become known or independently discovered by competitors. We also cannot be certain that relevant inventions will not be developed by persons not bound by such agreements.

We may be subject to patent infringement claims from our competitors and other third parties

Our commercial success may depend, in part, on our ability to avoid infringing on patents issued to others. Although we are not aware of any action or threatened action alleging patent infringement or improper use of proprietary information by us, if we have to defend any such claims we could incur substantial costs and our management resources could be diverted. This could have a material adverse effect on our business, financial condition and results of operations.

If we were found to be infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that if we required licenses for patents held by third parties that they would be made available on terms acceptable to us, if at all. To the extent that we required such licenses for the development of our technology and we were unable to obtain them, we could be foreclosed from the development, manufacture or commercialization of technology or products requiring such licenses, or encounter delays in product introductions while attempting to design around such patents. This could have a material adverse effect on our business, financial condition and results of operations.

The Australian and U.S. governments may take action on patent applications and patents

Under the provisions of the Australian Patents Act, the Commonwealth of Australia has the right to exploit, or authorize others in writing to exploit, an invention for the services of the Commonwealth of Australia at any time after a patent application has been made. The remuneration and terms for exploitation are determined by agreement between the person entitled to the benefit of the patent application, or the person’s nominee, and the Commonwealth of Australia. If there is no agreement, the determination is made by a prescribed court.

Under the provisions of the Australian Patents Act, a patent or a patent application may also be acquired by the

Commonwealth of Australia. In that instance, all rights in the patent, or the patent application, vest in the Commonwealth of Australia. Compensation must be paid in an amount to be agreed between the person entitled to be compensated, and the Commonwealth of Australia. If there is no agreement, the amount of compensation is determined by a prescribed court. As such an acquisition clearly involves an acquisition of property, the terms of that acquisition must be “just”, within the meaning of the Australian Constitution.

The Australian Patents Act also allows the Commissioner of Patents, on the direction of the relevant Minister of the Commonwealth of Australia, to prohibit or restrict the publication of information about the subject matter of a patent application. While any such order is in force, the complete specification of the application is not open to public inspection, acceptance must not be notified and a patent must not subsequently be granted. As a result, if the Commonwealth of Australia were to take action on one or more of our patents under the Australian Patents Act, we may not be able to exclusively commercially exploit such patents in the way we currently intend. Additionally, the compensation we receive in connection with such actions may be significantly less than what we would receive if we were to retain full rights to the patent.

Under the U.S. Patent Act, the U.S. government may use an invention described in and covered by a U.S. patent without license of the owner. Where this occurs, the owner’s only remedy is an action against the U.S. government for the recovery of reasonable and entire compensation for the use and manufacture of the invention.

Under the U.S. Patent Act if one of the authorized offices of various government agencies identified under the Act holds the opinion that publication or disclosure of an invention described in a patent application would be detrimental to the national security, the Commissioner of Patents being so notified shall order that the invention be kept secret and also withhold the publication of the application or the grant of a patent for such period as the national interest requires. The owner of an application which has been placed under a secrecy order shall have the right to appeal from the order to the Secretary of Commerce. An applicant whose patent is withheld shall have the right to apply for compensation for the damage caused by the order of secrecy.

It is also possible that countries other than Australia or the U.S. could take action which may impact upon our patents and patent applications. Any actions on our patents by the governments of Australia, the U.S. or other countries could affect our ability to protect our technology and our ability to effectively commercialize our technology. This could have a material adverse effect on our business, financial condition and results of operations.

We cannot be certain of market acceptance of our technology

We expect to develop our technology for use in a range of military, law enforcement and commercial applications. We cannot be certain that our technology will be accepted in the market for any of these applications. The degree of market acceptance will depend on a number of factors, including the receipt and timing of any regulatory approvals, the establishment and demonstration of the need, safety, efficacy and cost-effectiveness of our technology and products, and our technology’s advantages over existing technologies. We cannot be certain that we will be able to fully develop or commercialize our technology and products, even if they perform successfully in research and evaluation trials. Furthermore, we cannot be certain that the defense or ballistics industries or the community will successfully accept and utilize any products that we may develop.

We are dependent on retaining key personnel, particularly Mr. J.M. O’Dwyer

We are dependent on retaining key personnel, particularly Mr. J.M. O’Dwyer, our Chief Executive Officer. If we were to lose his services it could delay or prevent us from achieving our business objectives.

There is competition among defense and ballistics development companies for qualified employees, and retaining and attracting qualified individuals is critical to our success. We cannot be certain that we will be able to attract and retain such qualified individuals currently or in the future on acceptable terms, if at all, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations. There also may be a limited number of people with the required knowledge of, and experience in, the defense and ballistics industry within Australia, the U.S. or the rest of the world. The process of locating, training and successfully integrating such personnel into our operations may be lengthy and expensive. Our growth may place strain on our administrative, operational and financial resources and increase demands on our systems and controls.

There are potential adverse effects from competition and technological changes

The defense and ballistics industry market is highly competitive and can be subject to significant technological change. Large, well-established defense and ballistics companies are engaged in research and development and have considerably greater resources than us to develop applications for defense and ballistics technology. We cannot be certain that our competitors will not succeed in developing technologies and products that are more effective than any which we are developing, or which would render our technology and products obsolete or non-competitive. In addition, much of the research being conducted on defense and ballistics technology is funded principally by government agencies in the U.S. We compete with such other companies for government resources allocated to such research and development projects. There are existing defense and ballistics companies who may have target markets similar to, if not the same as, ours. Such companies may be developing their own technology and products, which may ultimately compete with ours. This could have a material adverse effect on our business, results of operations and financial condition.

The defense and ballistics industry market in which we intend to compete is characterized by changing technology, evolving industry standards, introductions and enhancements and changing customer demands. These market characteristics are exacerbated by the nature of the defense and ballistics industry. Accordingly our future success may depend on our ability to adapt to changing technologies, our ability to adapt our technology to evolving industry standards, and to continually improve the performance, features and reliability of our technology, in response to both evolving demands of the marketplace and competitive product offerings. If we fail to adapt to such changes and evolution, this could have a material adverse effect on our business, results of operations and financial condition.

Ballistics technology remains fundamentally similar to that of 50 years ago, generally being single barreled, magazine fed, fully mechanical systems, firing cased ammunition. There are existing ballistics companies who may have target markets similar to, if not the same as, ours. Such companies may be developing their own technology and products, which may ultimately compete with ours. Our technology may be perceived by our competitors as threatening existing markets and therefore may be resisted. As a result, we cannot be certain that we will be successful in commercializing our technology or that we will be able to penetrate the potential markets for our products. See Item 4B “Information on Metal Storm—Competition” for a further discussion of our competition in the market.

There may be reductions or changes in military expenditures

We anticipate that our primary customers will be the U.S. and Australian governments and the agencies of the U.S. and Australian governments’ Departments of Defense. We cannot predict future levels of defense spending with certainty and declines in military expenditures could materially adversely affect our results of operations and financial condition. The impact of possible declines in the level of defense procurement on our results of operations and financial condition will depend upon the timing and size of the changes and our ability to mitigate their impact with new business, business consolidations or cost reductions. The loss or significant curtailment of a material program in which we participate could have a material adverse affect on our future results of operations and financial condition.

We are subject to government regulation

Our ongoing research and development activities are, and the production and marketing of our products will be, subject to regulation by government authorities in Australia, the U.S. and in other countries where we may operate or market our technology. Prior to marketing, our technology and any product may be required to undergo rigorous testing as well as extensive regulatory approval processes. These processes may take many years and require us to expend substantial resources. Delays in obtaining regulatory approvals could adversely affect the development and commercialization of our technology and products and could have a material adverse effect on our business, financial condition and results of operations.

We will need to obtain operating licenses and permits. Such licenses and permits may be difficult to obtain and retain depending on government policies, customs, changes in political leadership, and other factors. We cannot assure you that we will continue to be in compliance with any such licenses or permits or any other governmental requirements. If we fail to comply with any such licenses or permits or any other governmental requirements it could have a material adverse effect on our business, financial condition and results of operations.

Our technology is also subject to regulation by the Australian federal government with respect to protecting classified information, including the Defence Industrial Security Program, the Crimes Act 1914 (Commonwealth) and the Defence Industrial Security Manual.

To the extent our activities under U.S. government contracts may require access to or result in the development of information classified by the U.S. government, such activities may become subject to U.S. government regulations, including the Defense Industrial Security Regulations and the National Industrial Security Program Operating Manual, which impose restrictions on a foreign company’s ability to control or to have access to information in the possession of a cleared U.S. company performing classified contracts. The U.S. and Australian governments have entered into a Statement of Principles for Enhanced Cooperation in Matters of Defense Equipment and Industry that is intended to facilitate sharing classified information between the governments and cleared companies.

Products to be manufactured using our technology may also be subject to government regulation, including regulations governing use, specification, manufacture, handling, disposal, packaging, labeling, transport and import/export in Australia, the U.S. and in each of the countries into which such products are intended to be exported. See Item 4B “Information on Metal Storm—Government Regulation” for a discussion of government regulations that we are subject to in Australia and the U.S.

If we enter into contracts with the U.S. government to supply technology or products we may also be subject to extensive U.S. government procurement laws and regulations. See “Risk Factors—There are risks inherent in U.S. government contracts” below for a more detailed discussion of these risks.

There are risks inherent in U.S. government contracts

Although we have not begun to commercialize our technology or to sell any products, in the future we expect that a significant portion of our sales will be associated with long-term contracts and programs for the U.S. government in which there are significant inherent risks, including risks particular to the defense industry. The primary risks relate to:

•	Contract Termination

Any contracts we may enter into with the U.S. government may be subject to termination by it either for its convenience or in the event of a default by us as the contractor. Termination for convenience provisions may only provide for the recovery by us of costs incurred or committed, settlement expenses and profit on work completed prior to termination. Termination for default provisions may render us liable for excess costs incurred by the U.S. government in procuring undelivered items from another source.

•	Loss of Appropriations

U.S. government contracts are usually conditional upon the continuing availability of U.S. Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal-year basis even though contract performance may take more than one year. Consequently, at the outset of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years. In addition, most U.S. government contracts are subject to modification in the event of changes in funding. Any failure by Congress to appropriate additional funds to any program in which we participate or any contract modification as a result of funding changes could materially delay or terminate such program and therefore have a material adverse effect on our results of operations or financial condition.

•	Procurement and Other Related Laws and Regulations

If we enter into contracts with the U.S. government we may be subject to extensive and complex U.S. government procurement laws and regulations. These laws and regulations provide for ongoing U.S. government audits and reviews of contract procurement, performance and administration. Failure to comply, even inadvertently, with these laws and regulations and with laws governing the export of munitions and other controlled products and commodities, and any significant violations of any other U.S. federal law, could subject us to potential contract termination, civil and criminal penalties, and under certain circumstances, suspension and debarment from future U.S. government contracts for a specified period of time. Any such actions could have a material adverse effect on our results of operations or financial condition.

Additionally, under U.S. government regulations for government contractors, a government contractor, is subject to audit and review by the U.S. government of performance of, and the accounting and general practices relating to, U.S. government contracts. The costs and prices under such contracts may be subject to adjustment based upon the results of such audits.

•	Protection of Proprietary Technology

If we enter into U.S. government contracts, and in particular contracts which involve modification or development of our technology or products, we may face a risk that the U.S. government would seek to assert far-reaching rights to our inventions and technology. Such assertions could compromise our competitive position.

•	Changes and Adjustments

The U.S. government often directs changes in contract work, particularly in the case of products under development. Recovery of additional costs and profit attributable to the changed work may require a protracted effort which could adversely affect our cash flow.

•	Competitive Bidding and Domestic Preferences

We may need to obtain military contracts through either competitive bidding or sole-sourced procurement. We cannot be certain that we will be successful in having our bids accepted or, if accepted, that awarded contracts will be profitable. We may be disadvantaged in competing for contracts by laws and regulations that give preference to firms that offer products manufactured in the U.S. or to small or minority-owned businesses. We may also be disadvantaged by regulations limiting the access of non-U.S. citizens to classified information of the U.S. government or the use or storage of such information at facilities outside the U.S. Additionally, inherent in either procurement process is the risk that if a bid is submitted and a contract is subsequently awarded, actual performance costs may exceed the projected costs upon which the submitted bid or contract price was based. To the extent that actual costs exceed the projected costs on which bids or contract prices were based, our potential profitability could be materially adversely affected.

There are risks associated with international operations

In July, 2001 we established our U.S. offices. We are continuing to grow these U.S. operations and we may establish operations and market our technology in other countries around the world outside Australia and the U.S. There are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, trade barriers including import and export controls, tariffs, customs, duties, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, expropriation, nationalization, war and other political risks, fluctuations in currency exchange rates, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, brokers or government agencies and potentially adverse tax consequences, any of which could adversely impact the success of our international operations. In addition, for the defense and ballistics industries, depending on government policies, customs, changes in political leadership, and other factors it may be difficult to obtain or retain requisite approvals. In some countries, we may need to enter a joint venture or other strategic relationship with one or more third parties in order to successfully develop and commercialize our technology and/or conduct our operations, and may be required by law to hold only a minority interest in any operating entity. To the extent we are a party to joint ventures, we may be subject to loss of proprietary information, risky business practices and other strategic decisions contrary to our business judgment. In addition, any international expansion could require a significant diversion of financial and technical resources and management attention from operations in Australia and the U.S. Further, we cannot be certain that laws or administrative practice relating to taxation, foreign exchange or other matters of countries in which we intend to operate will not change.

We may have product liability exposure in the future

The testing, marketing and sale of our technology may result in products that are used in situations that may result in serious, permanent bodily injury to those involved. Our products may cause or be associated with these injuries. A person injured in connection with the use of our products may bring legal action against us to recover damages on the basis of claims including personal injury, wrongful death, negligent design, dangerous product or inadequate warning. We may also be subject to lawsuits involving allegations of misuse of our products. If successful, personal injury, misuse and other claims could have a material adverse effect on our business, operating results and financial condition. If, in the future, we decide to manufacture applications of our technology ourselves, we will seek to secure product liability insurance, however, significant litigation could result in a diversion of management’s attention and resources, negative publicity and an award of damages in excess of our insurance coverage.

Public attitudes and the manner that we and our technology are portrayed by the media may have an effect on our business, results of operations and financial condition and on our marketing efforts

Public attitudes towards our technology and products may alter from time to time and may vary in different parts of the world. Such attitudes may adversely affect our ability to successfully market our technology and could therefore adversely affect our results of operations and financial condition. Media reports which emphasize or focus on the lethal capabilities of our technology, instead of the benefits which the technology can provide in respect of military, law enforcement and commercial applications, could influence the public’s perception of us and affect our ability to successfully promote our technology.

We may be dependent on third party manufacturers

We currently do not have any manufacturing capabilities. However, in the future, we may be required to enter into contracting arrangements with third party manufacturers in order to manufacture our products for large-scale, later-stage testing. If we need to use a third party to manufacture all, or a portion of, our products we cannot be certain that we will be able to enter into satisfactory arrangements with such contract manufacturers. If, at any time, we are unable to maintain or expand, as necessary our manufacturing capabilities, or contract for manufacturing on acceptable terms, our ability to conduct tests with our products will be adversely affected, resulting in delays in submissions for regulatory approvals.

We may also need to develop manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contractual basis. We cannot be certain that we will have access on acceptable terms to the extensive additional financing that would be required in order for us to scale-up production and develop effective commercial manufacturing processes and technologies, or that we will be able to enter into collaborative or contractual arrangements on acceptable terms with parties that will meet our requirements in respect of quality, quantity and time lines.

We are not currently paying dividends and we may not pay dividends in the future

Until we make a profit, our directors will not be able to recommend that any dividends be paid to our stockholders. Our directors will not resolve a formal dividend policy for us until we generate profits. Our future profitability will depend on future earnings, as well as our working capital requirements. Our directors’ current intention is to reinvest our income in the continued development and operation of our business. We may continue to generate operating losses on research projects until such time as the technology, or products resulting from research into our technology, are successfully commercialized. There are a number of factors beyond our control and our directors’ control, for example changes in technology, market competition, exchange rate fluctuations and governmental policy, which may also impact on our profitability and ability to pay dividends.

There may be volatility in our stock price

The stock markets, and in particular the Nasdaq markets, have from time to time experienced significant price and volume fluctuations, which may be unrelated to the operating performance of particular companies. In particular, the market price of our shares and our American Depositary Receipts, like that of the shares of other similar companies, may be highly volatile. There are a number of factors that may have a significant impact on the market price and marketability of our shares and our American Depositary Receipts. These factors include technological innovations, new commercial products, evidence of the safety or efficacy of products using our technology, the activities of any competitors, possible litigation, economic and other external factors such as exchange rate fluctuations and governmental policy, as well as fluctuations in our operating results.

We may be classified as a passive foreign investment company

We believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in 1999 and 2000, but not in 2001. We expect to conduct our affairs so that we will not become a PFIC in the foreseeable future, although we cannot assure you that we will not be classified as a PFIC in 2002 or thereafter.

If we were classified as a PFIC, such status could, among other things, have a material effect on the timing and character of income and gain, for U.S. federal income tax purposes, to U.S. holders with respect to their American Depositary Shares or ordinary shares. It could also have a material adverse effect on the amount of U.S. federal income tax owed by a U.S. holder as a result of owning or disposing of American Depositary Shares or ordinary shares. See Item 10E “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status” for a more detailed description of the U.S. tax consequences of owning PFIC stock. U.S. holders that acquired American Depositary Shares or ordinary shares in 1999 or 2000 should consult their tax advisors regarding the consequences of owning and disposing of American Depositary Shares or ordinary shares in a PFIC.

U.S. Investment Company Act of 1940

The U.S. Investment Company Act of 1940 (the “1940 Act”) restricts the ability of a non-U.S. company that is an “investment company” to offer and sell securities in the U.S. An “investment company” is defined in the 1940 Act as a company “primarily engaged” in the business of “investing, reinvesting, owning, holding or trading” in securities that meets certain other requirements. We are now, and have always been, engaged in the business of research and development with respect to, and the commercialization of, our electronic ballistics technology, and we have never represented ourselves as being engaged in the business of investing in securities. Because of the unique nature of the development of weapons technology, the high cost of such development and the need to establish cooperative programs with military and defense agencies and their related research arms and with military and defense manufacturers, we have necessarily conserved our cash for future needs. Pending future applications, we have invested our funds in conservative instruments (see note 2 to our financial statements). Our U.S. counsel has advised us that, while there are no SEC precedents that apply to a company exactly like Metal Storm, they believe that under a proper interpretation of the 1940 Act and existing SEC standards—as applied to our special situation—we should be regarded as primarily engaged in a business other than investing, reinvesting and holding securities and, therefore, should not constitute an “investment company” within the meaning of the 1940 Act. Our counsel’s interpretation of the 1940 Act is, of course, not binding on the SEC, and the SEC is not precluded from changing its own interpretations. We intend to continue to monitor our status under the 1940 Act and to conduct our corporate cash management and other activities so as not to constitute an “investment company” within the meaning of the 1940 Act.

Limited rights of ADRs in certain circumstances

The rights of holders of ADRs with respect to voting of ordinary shares and the right to receive certain distributions may be limited in certain respects by the deposit agreement entered into by us and the Bank of New York. For example, although ADR holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our Constitution, to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the American Depositary Shares that are evidenced by the ADRs and the depositary has agreed that it will try, as far as practical, to vote the ordinary shares so represented in accordance with such instructions, there can be no assurance that ADR holders will receive notices sent by the depositary in time to ensure that the depositary will vote the ordinary shares. This means that holders of ADRs may not be able to exercise their right to vote. In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of ADRs in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to ADR holders. As a result, holders of ADRs may not receive distributions made by us.

Item 4.     Information on Metal Storm

A.    History and Development of Metal Storm

We were incorporated under the laws of the State of Queensland, Australia on April 13, 1994. Our principal office is located at Level 34, Central Plaza One, 345 Queen Street, Brisbane, Queensland, 4000. Our telephone number is 011-61-7-3221-9733. Our website address is www.metalstorm.com. Information on our website and websites linked to it does not constitute part of this annual report.

On April 13, 1994 we issued one share to each of Mr. J.M. O’Dwyer and Mrs. R. O’Dwyer for A$1.00 (approximately $0.72) per share. On May 4, 1994, we acquired patents and intellectual property from Mr. J.M. O’Dwyer relating to our technology. In consideration for these patents, we issued to Mr. J.M. O’Dwyer 1,125,000 ordinary shares. Between October 1994 and March 1999 a total of 2,625,000 ordinary shares were issued to a variety of investors raising a total of A$1,993,875 (approximately $1,456,646).

In anticipation of our initial public offering in Australia, on March 31, 1999, we effected a 21.4 to 1 stock split which increased our issued capital from 3,750,002 to 80,250,042 ordinary shares. On July 8,1999, we raised A$12 million (approximately $7.7 million) in an initial public offering in Australia by offering and selling 4,000,000 ordinary shares at an issue price of A$3.00 ($1.94) per share. Immediately after that offering we had a total of 84,250,042 ordinary shares outstanding. Our ordinary shares were listed on the Australian Stock Exchange on July 8, 1999 under the symbol “MST.” On May 31, 2000 we effected a 5 to 1 stock split thereby increasing our issued capital from 84,250,042 to 421,250,210 ordinary shares. In March 2001, we raised $1 million in a private placement of 1,390,154 ordinary shares at a price of A$1.45 ($0.728) per share. In May 2001, we raised a further $500,000 in a private placement of 658,194 ordinary shares at a price of A$1.45 ($0.728) per share. The proceeds from each of these private placements will be used for working capital. On June 1, 2001, we issued 100,000 ordinary shares to GTH Capital, Inc. or its nominees pursuant to a contract for consultancy services, including arranging introductions with a range of U.S. investors and assistance with our Nasdaq listing. The price of the shares was A$1.33 ($0.68) per share. On June 28, 2001, we also issued 5,000 ordinary shares to Lynette Wetzig (wife of Mr. Wetzig) upon exercise of options granted in consideration for Mr. Wetzig’s employment. The exercise price of the options was $0.545 ($0.28) per share. On May 31, 2002, we issued 500,000 ordinary shares to General Downing, a former director, upon exercise of options granted to him on May 31, 2000.

In August 2000 we commenced a Level 1 American Depositary Receipts (“ADR”) program sponsored by the Bank of New York and our ADRs traded on the over the counter market. On December 12, 2001 we commenced a Level 2 ADR program sponsored by the Bank of New York and our ADRs commenced trading on Nasdaq under the ticker symbol MTSX on that date.

Since the beginning of our last three financial years to the date of this annual report we have not made any material capital expenditures or divestitures. We have no material capital expenditures or divestitures currently in progress.

B.    Business Overview

We are an electronic ballistics company. We own the proprietary rights to ballistics technology incorporating a 100% electronic firing system. Our technology provides electronically programmable rates of fire from conventional to previously unobtainable rates in excess of 1,000,000 rounds per minute.

Description of our Technology

We believe that currently there is no ballistics technology comparable to our own. The rate of fire from a weapon using our technology significantly exceeds existing rapid-fire weaponry. Conventional ballistics technology requires that each bullet is loaded into the firing barrel successively. This results in a time lag between each projectile being fired and limits the number of projectiles that can be fired in a particular time frame. The rates of fire which can be achieved using conventional technology generally range from approximately 175 rounds per minute up to 700 rounds per minute. Some conventional weapons can fire in the vicinity of 6,000 rounds per minute, but such rates are difficult to sustain.

By comparison, during live fire testing using our technology, and over an extended period of time under the control and scrutiny of ballistics experts, we have fired at much faster rates. Our electronic firing demonstrations have included a single barrel, a six barrel and a 36 barrel prototype. Some examples include, 15 rounds of 9 millimeter ammunition at the designed burst rate of 45,000 rounds per minute from one barrel and a single test barrel has fired 15 rounds beyond the designed maximum burst rate at, 120,000 rounds per minute. In addition, a 36 barrel concept prototype weapon has fired a 180 round burst at a rate of more than 1,000,000 rounds per minute.

Our technology achieves its performance through the concept of numerous bullets stacked in a barrel, with each bullet separated by a propellant load, such that the leading propellant can be reliably ignited to fire the bullet, without the resulting high pressure and temperature causing unplanned blow-by ignition of the following propellant load, and without collapse of the projectile column in the barrel.

We have accomplished this by inventing a projectile which, on the one hand, expands and locks in the barrel in response to high pressure immediately in front of the projectile, but which, on the other hand, fires like a normal projectile in response to high pressure immediately behind the projectile. As a result, each projectile in turn can be fired in sequence from the barrel. An individual barrel tube provided with an electric priming system to ignite the propellant that is loaded with numerous rounds and which does not have any ammunition feed, ejection system, breech opening, or any mechanical operation, is in effect an operational weapon.

Barrels can be grouped in any configuration required for a particular application. The weapon is simple, compact and has no moving parts, no separate magazine and no ammunition feed or ejection system. Other than ancillary systems such as recoil control, target acquisition and turreting systems, the only moving parts in our technology are the projectiles.

Our technology enables multiple barrels to be formed together as an electronically fired pod of barrels, and also enables full electronic control of each individual barrel in the pod. This provides a capability not available from any other conventional weapon system. For example, the pod of barrels can be precisely controlled to fire one or more barrels, or all barrels. This capability allows projectiles to be grouped and fired in a variety of programmable configurations and patterns, such as consecutive curtains of projectiles. We are developing a pod of barrels that can be loaded (or reloaded if necessary) with both lethal and non-lethal ammunition, as well as different types of projectiles for a particular application. This offers more flexibility than traditional rapid-fire weapons. It also has advantages over traditional rapid-fire weapons in relation to maintenance, reliability and logistics.

Our technology can be used across a wide range of calibers and has broad military and law enforcement applications. The outcomes of our research and development in calibers up to 60 millimeter are also applicable in a variety of commercial sectors. We are currently giving priority to commercial development in the area of fireworks which may also lead to other commercial applications, such as firefighting.

    Features and benefits of our technology

Our technology has the following features and benefits:

•	electronically programmable rates of fire exceeding 1,000,000 rounds per minute

•	no moving parts, resulting in increased reliability and availability because there is less maintenance required and decreased possibility of malfunction

•	increased fire power to weight ratio resulting in a lighter weapon with greater firepower compared to conventional weapons

•	modular ammunition boxes or pods which operate as a complete weapon system in one container and which is more compact, lighter and should cost less than conventional weapons

•	100% electronic operation which provides for a new range of control and firing capabilities including programmable rates of fire, electronic history of operation and audible confirmation of settings

•	grouping of multiple calibers and multiple lethalities in one gun allowing the user to vary the use to a specific situation

•	numerous hybrid configurations and special forces applications which result in enhanced capabilities for use behind enemy lines

•	low power consumption

•	reduced manpower requirements in the logistics chain, and

•	ultra-fast second round strike capability before recoil effect.

The operation and capabilities of our technology provide the potential to create unconventional weapons systems of advantage which are not available using existing mechanical systems.

Research and Development

At present, we have not completed developing our technology and have not yet begun to market or generate revenue from the commercialization of our technology. We are continuing to expand our product development and are working toward commercialization of our technology and the commencement of manufacturing operations either ourselves or through subcontractors or other parties. See “Plan of Operation” below for a further discussion of our plans for commercialization of our technology.

Since our inception our income has primarily come from interest income. We have also received grant income from our research and development contracts. Generally, under these research and development contracts we, along with consortium members such as Science Applications International Corporation (“SAIC”) and subcontractors such as Alliant Integrated Defense Company, LLC (“Alliant”), a subsidiary of Alliant Techsystems Inc., and Custom Analytical Engineering Systems, Inc (“CAES”), research and develop a prototype in accordance with the specific agreement. The work on our U.S. program, the Advanced Sniper rifle program research into high pressure applications, was generally conducted in the U.S. at facilities of SAIC, Alliant and CAES under the scrutiny of the U.S. Defense Advanced Research Projects Agency (“DARPA”). Research in the area of high pressure in 2002 will be determined by discussions currently being conducted with DARPA and the Defence Science and Technology Organisation (“DSTO”), which forms part of the Australian Department of Defence, to undertake further research in this area in Australia. See “DSTO Research Agreement and DARPA/Metal Storm/SAIC Advanced Sniper Rifle Program and Additional Studies” for a discussion of these programs. Research into our technology is also performed at the Weapons System Division of DSTO, in Adelaide, Australia and by Metal Storm in Brisbane, Australia. We are conducting or have conducted research under the following key agreements:

    Advanced Individual Combat Weapon Agreement

In May 2001, the Australian Department of Defence approved a three year program valued at A$4.3 million (approximately $2.2 million) to develop, in conjunction with an international consortium consisting of international defense companies, a capability technology demonstrator for a hybrid electronic/mechanical assault rifle, which they have named the “Advanced Individual Combat Weapon”. We believe the Advanced Individual Combat Weapon has the potential to replace the Australian Army’s current assault rifle. The proposal plans to integrate our technology with an individual combat weapon and a range of other technologies to fire 20 to 40 millimeter bursting munitions in addition to the North Atlantic Treaty Organization’s (“NATO”) standard 5.56 millimeter kinetic rounds. In November, 2001 DSTO announced that it had successfully developed an early-stage prototype Advanced Individual Combat Weapon.

This weapon is being developed under a program undertaken by DSTO in collaboration with us and the international consortium, which includes Tenex Defence Systems, ADI Limited and International Technologies (Lasers) Limited, to produce three fully operational Advanced Individual Combat Weapon prototypes for further military testing. The agreement to formalize the consortium members’ rights and obligations is still being negotiated. Of the A$4.3 million (approximately $2.2 million) we expect to commit to funding of A$500,000 (approximately $255,000). The other consortium members have proposed to commit approximately A$3.8 million (approximately $1.9 million) in cash and/or contributions of resources.

The Advanced Individual Combat Weapon will combine the fire power of two barrels, with the bottom barrel planned as an upgraded version of the current STEYR AUG assault rifle, firing NATO standard 5.56 millimeter ammunition. The top barrel is intended to add advanced capabilities to the weapon, being capable of firing different types of projectiles, ranging from 20 to 60 millimeter bursting projectiles, to less-than-lethal projectiles. The 20 to 40 millimeter barrel will incorporate our electronic ballistics technology, with the projectiles stacked in-line directly in the barrel, thereby removing the otherwise mechanical components and the magazine.

Under the Advanced Individual Combat Weapon program, we will retain the ownership of intellectual property related to our technology and any developments and improvements to our technology. Other consortium members bringing proprietary technology to the program will retain the rights to their technology and to developments and improvements to their technology.

    DSTO Research Agreement

On April 20, 2001 we entered into a five year research agreement with the Commonwealth of Australia represented by DSTO. Pursuant to this agreement we have granted DSTO a non-exclusive, world-wide, perpetual and royalty free license to use our scientific and technical know-how and information in relation to our gun hardware and gun system technology for defense use and international collaboration. Our obligations under this agreement include the loan of certain equipment, consisting of a demonstration weapon, electronic fire control unit and loading press, to DSTO for it to further research the technology. Title to the equipment remains with us at all times.

This agreement provides that any improvements of our gun hardware or gun system technology, including the intellectual property, developed or acquired by or for DSTO from DSTO’s further research, will be owned by us. However, commercialization of such improvements by us will be the subject of a separate written agreement under which we may be obliged to pay royalties to DSTO at agreed rates.

This agreement and its two predecessor agreements, an Evaluation and Research Agreement and an Industry Alliance Agreement which terminated on December 19, 2000 and April 20, 2001 respectively, provide and set the framework for, international collaboration between DSTO and research agencies of other countries in respect of study and development of our technology. It was pursuant to these agreements that the Collaborative Agreement between DSTO and DARPA described below was made possible.

DSTO has successfully developed and in October 2001, test fired a lightweight, 40mm, multi-shot cartridge as part of the research being conducted under this agreement. The cartridge is constructed of a lightweight carbon composite material and is approximately one-fifth of the weight of a cartridge of the same dimensions made of steel. This will enable us to provide an easy reload capability for a number of applications. We plan to extend the use of carbon composite materials into our other applications, for example the O’Dwyer VLe handgun.

It is under this agreement that DSTO has conducted studies into high pressure applications of our technology and which will be the major focus of the research effort in this area in the future.

    DSTO Technology License Agreement

On April 20, 2001 we entered into an agreement with the Commonwealth of Australia to license from DSTO certain technology which DSTO has used as a design, evaluation or modeling tool in appraising our gun system technology. We also have the right to improvements in the DSTO technology developed during the term of the license agreement.

This agreement is for five years or such further period as we agree with DSTO, however, this agreement will in any event terminate at the same time as the DSTO Research Agreement. This agreement provides that if we commercialize any of the DSTO technology described above we must pay DSTO a royalty calculated on our gross revenues on manufacture, sales or licensing, after taking into account the proportion of the value of DSTO’s intellectual property incorporated into the products based on our technology.

    Collaborative Agreement between DSTO and DARPA

In October 2000 the Commonwealth of Australia represented by DSTO and the U.S. represented by DARPA, entered into a joint research agreement pursuant to which DARPA and DSTO may commit up to A$81 million (approximately $41 million) in cash or contributions of resources. We are not a party to this agreement. The purpose of this agreement is for the Australian and U.S. defense departments to jointly evaluate our technology to determine whether it is suitable for a range of military applications.

Under Phase 1 of the research program, DSTO and DARPA have committed approximately A$43 million (approximately $22 million) comprising both cash and contributions of resources to the development of modeling and experimental tools to enable in-depth research of the dynamics of our technology and the parameters of several specific applications, including a sniper rifle application. It is intended for Phase 1 to be complete by the end of 2003.

Upon successful completion of Phase 1, DSTO and DARPA may commit up to a further A$38 million (approximately $19 million) comprising both cash and contributions of resources for Phase 2. Phase 2 will focus on furthering the application of our technology to a number of other military end-uses, including area denial weapons and vehicle self defense systems.

Although we are not a party to the DSTO/ DARPA agreement, up to $41 million in cash or contributions of resources may be spent on researching and modeling our technology for defense applications. We retain the ownership of our technology and any developments of our technology from the DSTO/DARPA program. We have granted DSTO and DARPA the right to use any developments of our technology for research, development, evaluation and testing purposes but not the right to commercialize the technology.

    Area Denial Weapon System Agreement

In June 2000 the Commonwealth of Australia approved a three year program valued at A$3.25 million (approximately $1.7 million) to develop, in conjunction with an international consortium consisting of international defense companies, a prototype mortar box system for an area denial weapons system for use in minefield replacement. The objective of this program is to develop a multi-barrel mortar box capable of launching 40 millimeter ammunition at electronically variable and ultra-rapid rates of fire.

We are undertaking this program in collaboration with DSTO, DARPA, and the international consortium. The agreement to formalize the consortium members’ rights and obligations is still being negotiated. We expect to commit to funding A$700,000 (approximately $357,000). As at June 30, 2002, we had paid A$250,000 (approximately $128,000) under this program The other members of the consortium have proposed to commit approximately A$2.55 million (approximately $1.3 million) in cash and/or contributions of resources. Under the Area Denial Weapon System program we will retain the ownership of the intellectual property related to our technology and any developments and improvements to our technology. Other consortium members bringing proprietary technology to the program will retain the rights to their technology and to developments and improvements to their technology.

    DARPA/Metal Storm/SAIC Advanced Sniper Rifle Program and Additional Studies

In March 2000 we and SAIC entered into an agreement with DARPA to develop our technology in a number of high pressure applications for possible future use by the U.S. defense forces. This program was to fund the development of a high-energy long-range advanced sniper rifle for the U.S. military, investigate the application of our technology to a range of other military applications and to provide for licensing for manufacture to enable military procurement of successful developments. Under this agreement, DARPA agreed to provide approximately $10.6 million over three years jointly to us and SAIC as prime contractor for research, development and testing performed under this agreement. This agreement did not identify individual responsibilities for us or SAIC, nor did it identify the payment process. Accordingly, we entered into an agreement with SAIC dated November 29, 2000 as amended on June 29, 2001. This agreement provided for total scheduled payments to us of approximately $1.2 million over three years and upon the accomplishment of specified milestones under the head agreement between us, SAIC and DARPA. As of May 31, 2002 we had recognized as income a total of $432,138 under this agreement.

SAIC entered into subcontract agreements with CAES and Alliance to undertake work to develop the advanced sniper rifle system in accordance with the statement of work provided in the head agreement between us, DARPA and SAIC. Under these subcontract agreements and upon accomplishment of specified milestones, SAIC is scheduled to pay approximately $1.7 million to Alliance and approximately $2.3 million to CAES from monies payable to SAIC under this agreement.

This agreement also provided that together with SAIC we are required to repay funds to DARPA equal to a percentage of the total funds disbursed under this agreement. Repayment was required only from and to the extent that royalties are paid by licensees of program technology developed under this agreement. The U.S. government would be entitled to a percentage of any royalty paid to SAIC and to us by licensees. Further, if we acted as manufacturer of any device or associated technology developed under the advanced sniper rifle program we must repay DARPA a percentage of total sales of any such device or associated technology.

In October 2000 DARPA approved the consortium of Metal Storm and SAIC to conduct studies of three further applications under the Advanced Sniper Rifle program. The three studies were:

•
Area Denial and Minefield Replacement Pod.    This study, completed in June 2001, focused on developing a design concept for an area denial and minefield replacement pod for use in both mobile and fixed applications. We intend this application of our technology to replicate the area denial capabilities of anti-personnel landmines in a manner which does not include placing explosives in or on the ground, and as a result does not cause the civilian casualties associated with the conventional landmines after a conflict ceases. The study also looked at integrating sensor and guidance firing systems, with manual firing systems to allow soldiers to better select targets in order to further reduce civilian and friendly-fire casualties. This study also complements the existing area denial weapons system program sponsored by DSTO.

•
Gun Pod for Remotely Operated Robotic Vehicles.    This study, completed in June 2001, focused on developing a conceptual design for a multiple barrels gun pod for use on robotic vehicles and unmanned aerial vehicles. One of the scenarios explored in the study was the provision of active protection for surveillance aircraft, such as the Joint Surveillance Target Attack Radar System (“JSTARS”) or other high-value aerial assets by an unmanned combat aerial vehicle armed with one of our gun pods. JSTARS systems are carried aboard long-range surveillance aircraft, designed to locate, classify and track ground targets in all weather conditions, day or night. JSTARS gives allied commanders the information necessary to make effective decisions by providing real-time situational awareness. The study also examined the potential to incorporate our technology on ground-based robotic vehicles.

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Close-In Weapon System for Naval and Vehicle Defense.    This study completed in February 2002, focused on developing a proposed design for a high performance weapon system designed to protect naval vessels and strategic ground vehicles from attacks by individual or massed small craft, including power boats and light aircraft. The conceptual design allowed for different calibers and ammunition types to provide a variable range of firepower which would respond to different threat levels.

At our annual general meeting of stockholders in April 2002, we outlined two independent efforts in the high technical risk area where internal breach pressures exceed 50,000 pounds per square inch (psi). In the U.S. this effort has been through the Advanced Sniper Rifle program funded by DARPA. In Australia, this effort has been conducted by DSTO. Both the U.S. team and the Australian team, utilising different approaches to the same difficult task, have achieved results. We had indicated at our annual general meeting that a refocusing of resources on whichever of the two approaches was most successful was likely to occur in the near future.

The DARPA and SAIC effort under the Advanced Sniper Rifle program has not shown promise and it has been agreed not to proceed further with that effort. Therefore, no further funds will be received under this program. We are currently discussing with DSTO and DARPA the basis under which further development in the area of high pressure ballistics technology research occurs.

    SAIC Agreement

On October 17, 1998 we entered into an agreement with SAIC under which we granted SAIC an exclusive license to the right to make, use, offer, sell, reproduce and publicly display, certain of our core technology, that is our key technology which is covered in our patents and patent applications, in order to facilitate marketing and commercialization of that core technology. While the license is exclusive to SAIC, it is limited geographically to use in the U.S., Europe and the United Kingdom. It is further limited to use in connection with bids and potential bids for research and development programs and the conduct of research and development programs that have been approved by us. The exclusive license is currently scheduled to continue until October 17, 2002. There is no provision for an extension beyond that date.

Under this agreement, SAIC may bid for funding from government or commercial entities, or conduct certain research and development programs in relation to our technology, subject to us approving the program and the financial arrangements. In any successful bid, we must license the technology to the appropriate government or commercial entity and, if necessary, grant further rights to SAIC to enable SAIC to conduct the successful research and development program. We can also submit bids for any non-governmental research and development programs. If successful, we have agreed that we will use SAIC as a sub-contractor.

The SAIC agreement allocates ownership of and licensing rights to certain improvements made to our core technology, to us and to SAIC depending on factors such as:

•	whether the improvements were made by us, SAIC, or us and SAIC jointly

•	whether the improvements were the result of a research and development program, and

•	whether the improvements relate to a barrel assembly

In circumstances where the improvements to the core technology are owned by us, we must license them to SAIC at no additional cost. In circumstances where the improvements to the core technology are owned by SAIC, SAIC must license them to us at no additional cost.

We have not yet received any money from SAIC under this agreement. However, we expect to receive royalty payments from SAIC in relation to any research and development programs entered into by them and their commercial and/or government customers.

Applications of our Technology

We have not begun to market products or generate revenue from commercialization of our technology. Our technology will require further investment, research, development, testing and possible regulatory approval prior to any commercial sales. We believe that the potential applications of our technology relate to:

•	military, and law enforcement applications,

•	counter-terrorism applications; and

•	commercial applications

Military and Law Enforcement Applications

We believe that the most immediate applications of our technology are the military and law enforcement applications, including both small arms and heavy caliber weapons.

From the range of potential applications for our technology we are focusing on five areas which we believe have the potential for short to medium term commercialization within two years from the date of this annual report, and for which a stated military need has been expressed. These areas are:

•	an area denial weapon system

•	a hybrid electronic/mechanical assault rifle

•	close-in weapon systems

•	the O’Dwyer VLe handgun; and

•	ammunition

While our board has not adopted specific commercialization and marketing plans in respect of our technology, we expect to utilize a variety of commercial arrangements including licensing our technology, entering into contracts with third parties to manufacture our products, alliances or joint ventures with established defense industry organizations and the acquisition of a defense contractor with technology complementary to ours.

In addition, we believe that the research and development efforts associated with the potential applications listed above will provide capability for many other applications.

    Area Denial Weapons System

    Our Technology

Finding an alternative to conventional landmines is a high defense priority for governments around the world. We are using our technology to develop an area denial weapons system which will be a field deployable system based on the integration of multiple barrels known as a pod, a sensor system and a “man in the loop” capability for command and control. We believe that the area denial weapons system that we are developing will provide a safer and more accurate alternative to conventional minefields. It will also be compliant with the Ottawa Convention which binds signatories to discontinue using, stockpiling, producing and transferring anti-personnel landmines.

The area denial weapons system that we are developing differs from conventional minefields in that it places no active explosives in or on the ground. Rather, the system works by strategically positioning boxes of massed barrels or pods. Each pod consists of multiple barrels containing various projectiles which may be ammunition, cameras, sensors or non-lethal ammunition. The pods are placed directly on the ground and can be adjusted to cover part of a target area. A series of pods can be used to cover a larger target area. The pods are then linked via radio transmitters to a single control unit, which in turn can be controlled by a soldier, “man in the loop”, from a remote location. Once the controller is alerted to trespassers in the target area by sensors, each pod may be electronically programmed to fire at any intruder that is detected within its area of fire, with confirmation by a soldier that the intrusion is a threat.

We believe that the area denial weapons system that we are developing has many advantages over a conventional minefield. These advantages are that:

•	it can be easily adapted to fire a large range of payloads including sensors, such as cameras or infra red sensors and lethal and non-lethal munitions

•	the strength of response by the system can be varied to suit the threat and the same area can also be targeted as often as required

•
all functions can be performed remotely by a soldier at a computer. For example, the system will allow a single soldier to remotely blanket the target area with 1800 grenades and 360 heavy mortar rounds in 0.25 seconds. After the hostilities have ceased, no explosive devices are left in or on the ground thereby leaving the target area “clean”, and

•	in a conventional minefield, a safe path can be cleared through a minefield, greatly reducing its effectiveness. With our application any attempt to enter the target area will fire the system

From the humanitarian perspective, our application defends a defined area remotely without placing mines in or on the ground. The application is portable and, when removed from the area, no threat remains. The application can also be fully or partially deactivated while remaining in place.

    Research and Development

The research and development work on applying our technology to an area denial weapons system commenced in the second half of 2000. In June 2000, the Australian Army approved a three year, A$3.25 million (approximately $1.7 million) funding program to develop a prototype pod system capable of launching 40 millimeter ammunition at electronically variable and ultra-rapid rates of fire. This program is expected to continue until the end of 2003. See “Research and Development—Area Denial Weapon System Agreement” for a discussion of our agreement with DSTO.

The U.S. government has announced that, by 2003, it will no longer use anti-personnel landmines outside Korea, and within Korea, its stated objective is to have alternatives ready by 2006. In furtherance of this plan, in October 2000, a government to government co-operative research and development agreement between DARPA and DSTO is dedicated to furthering our technology’s applications to area denial weapons systems. See “Research and Development—Collaborative Agreement between DSTO and DARPA” for a further discussion of this agreement.

Market

Global landmine contamination has been recognized by the international community as a pressing humanitarian crisis. Fields, deserts, forests, roads and waterways in 68 nations are littered with an estimated 110,000,000 mines (source: Human Rights Watch Arms Project Report April 1997, Vol 9, No.2 (G)). Anti-personnel landmines claim a victim every 20 minutes—more than 26,000 each year. Almost all of the killed and maimed are civilians, often women and children, nearly always after the cessation of active hostilities.

Mines have an average life span of 50 to 100 years. Many are nearly undetectable because of their low metallic content. Anti-personnel landmines are indiscriminate hidden killers and currently constitute a great public hazard. For millions of people, anti-personnel landmines are the biggest influence in their daily routine because every step they take could literally be their last.

The Ottawa Convention which came into effect on March 1, 1999, prohibits signatories from producing and using anti-personnel landmines and requires signatories to destroy national stockpiles of anti-personnel landmines within four years. Excepted from this requirement are mines absolutely necessary for the development of and training in mine detection, mine clearance, mine deactivation and mine destruction techniques. As of July 1, 2001 the convention had been signed by 133 countries and 117 of these have ratified the convention. We believe that there are currently no alternative, Ottawa—compliant landmine devices with comparable capabilities to the conventional landmine devices now banned by the Ottawa Convention. We also believe that signatories to the convention will therefore look for alternative landmine technology that meets the Convention’s requirements to replace their existing stockpiles. These signatory countries will form the first part of the market for the area denial weapons system that we are developing.

According to the Landmine Monitor Report 2000 Toward a Mine-Free World there are more than 250 million anti-personnel landmines in global stockpiles in at least 105 nations. The largest stockpiles held by treaty signatories are Italy (4.8 million), Albania (1.6 million), Sweden (1.2 million), Japan (1 million) and Bulgaria (778,000). With the exception of Albania, which requires financial assistance, all of these countries are in the process of destroying their landmine stockpiles.

In addition, large stockpiles are also held by non-signatory countries such as China (110 million), Russia (60-70 million), Belarus (10-15 million), U.S. (11 million), Ukraine (10 million), Pakistan (6 million), India (4-5 million) and South Korea (2 million). Other non-signatories believed to have large stockpiles include Iraq, Iran, Federal Republic of Yugoslavia, Egypt, Israel, Vietnam and Finland.

We believe that countries which are not signatories to the Ottawa Convention will form the second part of a market for our area denial weapons system. When landmine replacement technology such as ours is available, countries which have large stockpiles of landmines and which are not signatories to the treaty may also commence replacement of existing stockpiles and become members of the treaty.

Landmine Neutralization

Our technology also has the potential to provide a low risk solution to the problems experienced in clearing certain types of anti-personnel landmines and anti-vehicle landmines from contaminated areas after hostilities have ceased. The U.S. State Department’s report, Hidden Killers 1998: The Global Landmine Crisis documents the results of case studies carried out on 12 heavily landmined countries. It concluded that there were between approximately 59.7 to 69.4 million landmines in the ground as of May 1998. We are developing our technology to be used in conjunction with existing and developing methods of locating mines. For example, multi-barrel pods firing an impact detonating high explosive round can expose and neutralize or detonate landmines. Such pods can also be mounted on a helicopter to enable contaminated ground to be systematically cleared. The United Nations estimates landmine clearance costs are between $300 to $1,000 per landmine (source: United Nations Press Release GA/9662 November 1999).

We expect another application of our technology will be a means of rapidly clearing a safe path through existing minefields. We can achieve this by using our technology to deliver a calculated pattern of massed explosives at an ultra-rapid rate into the area which is to be cleared. This causes detonation of any mines in the patterned area. We believe that the development of this application will flow from the development of the landmine replacement itself.

    Hybrid Electronic/Mechanical Assault Rifle

Our Technology

In May 2001 the Australian Department of Defence announced that funding had been confirmed for a three year Concept Technology Demonstrator Program for the development of a hybrid electronic/mechanical assault rifle capability which they have named the Advanced Individual Combat Weapon, and which might provide an option to extend the life of the STEYR rifle. This weapon will be a hybrid assault rifle with an additional barrel incorporating our technology and providing the combat soldier with a range of enhanced weapon capabilities. It will integrate commercial-off-the-shelf products for enhancing surveillance, communication, target detection and target engagement with our ballistics technology.

We anticipate that the fire power component of this weapon will include NATO standard 5.56 millimeter rounds, initiated mechanically or electrically, and also integrate our stacked rounds technology to fire 20 or 40 millimeter bursting munitions.

We believe this hybrid weapon will incorporate the following characteristics:

•	rugged, short and lightweight construction

•	capability to fire a range of programmable kinetic energy, bursting and non-lethal munitions

•	sighting capable of day and night operation

•	ability to link into a helmet mounted display

•	multi-barrels will be modular in design and provide interoperable functions

•	capacity for enhanced target engagement through automated range estimation

•	ability to locate, detect and engage targets rapidly, and

•	be cost effective

We believe that our technology is very compatible for incorporating into this hybrid electronic/mechanical assault rifle. We anticipate that the successful development of this hybrid weapon will provide the potential to gain entry into the defense markets of major western countries.

Research and Development

The Concept Technology Demonstrator Program is intended to produce three fully operational prototypes of the Advanced Individual Combat Weapon for evaluation by the Australian Army. The program members include us, DSTO, Tenix Defence Systems Pty Ltd and ADI Limited.This program allows further military testing to be carried out and would allow further modifications before commencement of manufacture of the first production weapon.

We expect that the twin-barreled Advanced Individual Combat Weapon will combine an upgraded barrel similar to the current STEYR AUG Assault Rifle firing 5.56 millimeter NATO ammunition, with a second Metal Storm 20 or 40 millimeter barrel tube. This barrel will be capable of firing high-explosive projectiles or non-lethal munitions, integrated with an on-board ballistic computer. It will also have advanced day/night sighting and laser targeting systems, a video link to a helmet-mounted display and identification technology to limit authorized use. See “Research and Development—Australian Army Advanced Individual Combat Weapon” for a discussion of the DSTO program.

In November, 2001 DSTO announced that it had successfully developed an early-stage prototype Advanced Individual Combat Weapon.

Market Opportunities

We believe that the initial target markets for the hybrid electronic/mechanical assault rifle weapon will be the Australian Department of Defence, in the form of the Advanced Individual Combat Weapon, and the New Zealand military. The Australian Defence Force currently uses a family of small arms comprising the F88 AUSTEYR and the F89 MINIMI. Both of these weapons have already had one upgrade and have an estimated life to approximately 2008 to 2010. We believe that by the end of 2008, the Australian Defence Force will regard these weapons as obsolete, thereby creating a high priority capability shortfall in the Australian Defence Force’s weapon inventory. We believe that the Advanced Individual Combat Weapon, would satisfy the Australian Defence Force’s requirements and provide the capability for firing both lethal and non-lethal ammunition from a single weapon.

Currently, other countries which are our competitors are developing various weapons which could selectively replace the M16 rifle, M203 grenade launcher and M4 carbine used by the U.S. military. Those weapons are currently anticipated to be introduced in 2009. We believe that the cost and weight of those weapons under development may be prohibitive and may not be readily accepted as an organic weapon for soldiers. As a result, we believe that a potential market exists for the hybrid electronic/mechanical assault rifle in the U.S. military. We then intend to pursue defense agencies in countries which are members of NATO/Europe and for which Australian government export approval can be expected. As the hybrid electronic/mechanical assault rifle development program is based on the conversion of an existing assault rifle, the conversion concept may also potentially apply to a range of assault rifles presently in use by a number of democratic governments. If these expectations are met, there may be a significant market potential to upgrade these rifles without the high costs of full replacement.

    Close-In Weapons Systems

A close-in weapons system is designed to provide defense against a close-range attack such as missiles fired against armored vehicles, ships and other high value assets or an attack on ships by swarming watercraft. Two examples of applications of our technology that we are developing for close–in weapons systems are described below.

High Energy Ship Self-Defense Pod

The existing 20 millimeter naval Gatling gun is a close-in weapons system used to engage and destroy anti-ship missiles that have defeated a ship’s outer defense systems and threaten the ship at close range. These guns are capable of firing high energy rounds at up to 4,500 rounds per minute and have proven to be effective against the early generation of anti-ship missiles.

Advances in missile technology have resulted in the new generation of anti-ship missiles being capable of closing at speeds that are 2 to 3 times faster than the earlier generation. Ship self-defense guns are now less effective because their rate of fire has not matched increases in missile speed. Our technology could be used, for example, in a pod containing 25 barrels, 7.5 inches in diameter and 11 feet long. Each barrel would be loaded with 12 x 20 millimeter high energy rounds, totaling 300 rounds per pod with a maximum burst rate of fire of approximately 75,000 rounds per minute. At that rate all 300 rounds can be fired in 0.24 of a second with rounds separated by only 1 meter, or three feet during flight.

It would take 25 naval Gatling guns firing at 3,000 rounds per minute to equal the rate of fire of one gun using our technology.

Low Energy Ship Self-Defense Pod

The U.S. Navy is considering the utility of our technology in its development of a close–in weapons system to defend U.S. naval vessels, such as cruisers, destroyers, frigates, amphibious warfare ships, minehunters, coastal patrol ships and coast guard cutters, from a swarming attack by large numbers of high-speed, small, maneuverable patrol boats, or light aircraft, during times when the vessel may be close to hostile shores.

Our technology is well suited to this application because of its capability for very high rates of fire. This enables both delayed firing to maximize the hit or kill potential and the ability to cover many more targets than existing weaponry in a given period of time.

The size of pods and number of barrels that may be supplied for the close-in weapons system is very flexible. For example, a pod containing 49 barrels would contain 980 rounds and could achieve a maximum burst rate of 294,000 rounds per minute. Alternatively, a pod of 18 barrels would contain 360 rounds with a maximum burst rate of 108,000 rounds per minute. By comparison, the MK 38 25 millimeter machine gun currently used for this application fires at a maximum rate of 175 rounds per minute.

Research and Development

The research and development work being conducted on the pods for the area denial weapons system is directly relevant to the close-in weapons system. We conducted a study for DARPA into a prototype design concept for a close-in weapons system to provide protection from multiple, fast moving, small threat vehicles using our technology. See “Research and Development—DARPA/Metal Storm/SAIC Advanced Sniper Rifle Program and Additional Studies” for a discussion of this study.

In addition, our agreement with SAIC provides for the parties to research, analyze requirements, and develop a prototype design concept for a multiple barrels, high rate of fire, highly accurate and rapid reload weapons system for self-defense application on naval vessels and high value ground vehicles. This system could consist of replaceable composite material blocks that could be employed in multiple rows around the exterior of the vehicle or ship, and a number of other designs that include both fixed and turret mounted pods. The design would include the capability of different calibers and types of ammunition within the same block and pod, providing varying levels of lethality depending upon the threat level and size. See “Research and Development—SAIC Agreement” for a discussion of our agreement with SAIC.

Market

Market opportunities arise for use of our technology in close–in weapons systems for both high and low energy ship defense. Other high value or profile assets or targets whether at sea, on the ground or in the air can also use such a system. Based on the research mandates in both the DARPA and SAIC agreements described above, we consider the U.S. military will be our most important market.

    The O’Dwyer VLe handgun

The O’Dwyer VLe handgun that we are developing includes embedded authorizing technology and provides a 100% electronic hand gun that is free from conventional mechanical operating parts. The O’Dwyer VLe handgun operates in a normal manner for authorized users but automatically disables itself in the hands of an unauthorized user. It also has the capability of firing both lethal and non-lethal ammunition. The design of the O’Dwyer VLe handgun will meet or exceed the specifications of U.S. military and law enforcement agencies and we intend to focus on these markets.

There is currently a variety of gun locking systems on the market which can be added to existing handguns. These systems are designed to restrict access to unauthorized users. Manufacturers have, however, experienced difficulty in developing conventional mechanical handguns that operate effectively and practically when the electronic or other authorizing systems are added to conventional mechanical handguns. In comparison, because the O’Dwyer VLe handgun is 100% electronic and has no electro-mechanical link, it avoids the problems associated with most add-on electronic systems.

We intend that the O’Dwyer VLe handgun will include various models and configurations of a multi-barrel handgun. We are initially planning for a base model with two barrels and a more sophisticated model with four barrels. We believe both models will be ready for mass production in approximately two years.

Research and Development

In 1998 we began our O’Dwyer VLe handgun research and development program focusing on creating the world’s first 100% electronic handgun. Under this program, we have produced 100% electronic prototype handguns, which have been successfully test fired under the auspices of the U.S. Department of Defense and the Australian Department of Defence.

The development of the O’Dwyer VLe handgun is benefiting from the outcomes of extensive funded research and development programs undertaken by us, DARPA, SAIC, DSTO and defense industry organizations across a diverse range of our technology concepts, including various calibers and weapon types. DSTO has successfully developed and in October 2001, test fired a lightweight, 40mm, multi-shot cartridge as part of the research being conducted under the DSTO Research Agreement. The cartridge is constructed of a lightweight carbon composite material and is approximately one-fifth of the weight of a cartridge of the same dimensions made of steel. We plan to extend the use of carbon composite materials into the O’Dwyer VLe handgun. This will enable us to provide an easy reload capability for this application. See “Research and Development” for a discussion of our research programs.

Features of O’Dwyer VLe handgun

The core features of our technology are:	• 100% electronic • no moving parts • variable rates of fire • multi-lethality and projectile types—fires lethal, non-lethal, and specialist ammunition
The benefits of first shot stopping power are:	• each barrel can fire at a rate that is approximately 50 times faster than existing mechanical handguns • an accurate multiple shot burst can be fired before recoil effect
The O’Dwyer VLe handgun’s reloading capability provides:	• multiple barrels for simple individual barrel reloading • individual or multiple barrels sleeves contain multiple bullets which enable half empty reloading
The following control options will be able to be incorporated into the O’Dwyer VLe handgun:
•    each handgun’s use can be restricted to use only by an authorized user and becomes disabled immediately it is placed in the hand of an unauthorized user

•    owner/operator details can be recorded

•    the weapon can show an operating history and a record of attempted unauthorized use

•    the weapon can show safety status—that is, whether it is in "safe" or "active" mode

•    the weapon can display information on fire settings, rounds remaining, barrel selected, ammunition selected, rate of fire selected and confirmation of rounds fired and remaining

•    the weapon status displays can be both visual and audible

•    there is potential for remote authorization

•    there is the ability to electronically link with global positioning satellite technology which permits tracking and location of the weapon

•    there can be variable fire control settings, including lethal and less-than-lethal

The following additional features can provide advantages over existing mechanical handguns:
•    lightweight—space in pistol grip and frame for the inclusion of a suite of advanced electronics

•    greater ammunition capacity

•    faster and easier reloading capability

•    the ability to fire two and three shots (double tap and triple tap) with one squeeze of the trigger and prior to any recoil effect

•    very low power consumption and the potential for battery free operation

•    very low maintenance because there are no moving parts, logistically fewer spare parts required

•    operational in a broad range of environmental conditions

•    the ability to authorize multiple users of the one weapon (for example, an O'Dwyer VLe handgun can be programmed to recognize each individual code for all members of one platoon)

•    the potential to render a handgun inoperable or to fire, by remote means, all remaining ammunition in order to render it inoperable

•    compatibility with other electronic technology and associated software

•    simplicity in upgrading and adapting to advances in technology

•    enhanced safety from electronic operations and control

•    simplified training and simulation

•    the choice of multi-lethality and projectile types allows near instantaneous response to changing situations and targets

We believe that these features will exceed the existing requirements for handguns for defense and law enforcement agencies in the U.S., as well as many of the new safety regulations being considered for handguns in the U.S.

Markets

We initially plan to market the O’Dwyer VLe handgun to the U.S. federal, state and local government law enforcement agencies, most likely major city police forces and to the U.S. military.

Law Enforcement.    In the U.S., the Department of Justice reported that in 1996 there were approximately 738,000 full time sworn law enforcement officers at federal, state and local government levels authorized to make arrests and carry firearms. (Source: U.S. Department of Justice Law Enforcement Statistics).

In addition, one focus of U.S. law enforcement agencies is to eliminate the capability of an unauthorized user from firing a law enforcement officer’s firearm by implementing user-recognizing-and-authorizing or “smart”, surety technologies. (Source: 1996 Sandia Report funded by the U.S. National Institute of Justice). From 1990 to 1999 approximately 8.5% of law enforcement officers in the U.S. that were feloniously killed, were killed with their own weapons. (Source: Federal Bureau of Investigation VCR Program 1999 Statistics) We believe that our O’Dwyer VLe handgun addresses the problem of unauthorized firing of law enforcement firearms.

U.S. Military Applications.    We also intend to market the O’Dwyer VLe handgun to the U.S. military. In 2000, the U.S. Army, Navy, Marine Corps and Air Force had approximately 217,000 officers and the ready reserve personnel in the U.S. included approximately 181,000 additional officers, including officers in the National Guard. Based on 2000 statistics, the total number of officers in the U.S. armed forces who have been issued with a handgun is approximately 398,000. (Source: U.S. Department of Defense Selected Manpower Statistics Fiscal Year 2000).

In July 2000, we demonstrated the prototype O’Dwyer VLe handgun to a high level audience comprising senior Pentagon and U.S. armed forces personnel as well as DARPA, DSTO and senior defense industry personnel at the Blossom Point Range near Washington D.C. We have also had discussions with senior officers and former senior officers of special operations and specialist law enforcement agencies, both in the U.S. and in Australia, who have indicated an interest in the O’Dwyer VLE handgun for their specialist work. Such persons have expressed the view that given the special features available on the VLe handgun (i.e. not available on conventional technology handguns in service at present) the rollout to regular military and law enforcement units will need to be accompanied by special training. As a result, we believe that initially it is likely that the special operations groups within the U.S. military will use the O’Dwyer VLe handgun and we anticipate that it will be rolled out to operational military areas over an extended period of time.

In addition, we believe that the U.S. military will need to stockpile such weapons and ammunition to ensure continuity of supply at times of conflict in the future. We see this as an additional market opportunity for our O’Dwyer VLe handgun.

We are working with a number of U.S. defense agencies, to refine our technology to meet their specific requirements for particular purposes. Our marketing efforts will be influenced by factors such as the through-life status and economic imperatives relating to current weapons and weapons systems in the U.S. and other countries.

Ammunition

We are developing ammunition and single use, replaceable multi-shot cartridges in which the ammunition will be supplied. We believe this represents one of the most commercially significant applications of our technology.

The primary types of ammunition for the initial applications of our technology are:

•	9 millimeter—This ammunition would be used initially in the O’Dwyer VLe handgun. Other applications may include, for example, sub-machine guns, tactical mobile robotics and vehicle self-defense.

•	20/25 millimeter—This ammunition would be used mainly in close-in weapons systems. In addition, 20 millimeter low energy rounds would likely be used in the hybrid electronic/mechanical assault rifle.

•
40/60 millimeter including mortars—This ammunition would be used initially in the area denial weapons systems application to replace landmines. However, it has broad tactical applications, including delivering payloads such as cameras and remote sensors, less than lethal munitions and a variety of lethal munitions. Such 40 millimeter projectiles may include explosive charges for use by tactical mobile robotics and unmanned aerial vehicles.

We are specifically designing ammunition for use in weapons utilizing our technology. As a result, the market opportunities for ammunition are directly linked to those of our weapons applications described above. Therefore, the number and types of weapons sold and their related usage will determine the level of our ammunition sales.

Counter Terrorism Applications

Since the events of September 11, 2001 we have been focusing on developing a number of concepts for counter-terrorism applications of our technology. We are concentrating our efforts on concepts which we expect to have relatively low development risks. As a result of our accelerated efforts in this area it is possible that a counter-terrorism application of our technology may be the first application of our technology that we commercialize and bring to market. However, these concepts are still in the early stages of their development.

The U.S. Under Secretary of Defense for Acquisition, Technology and Logistics and Combating Terrorism Technology Support Office issued a joint Broad Agency Announcement (BAA 02-Q-4655), to identify capabilities that can be developed in approximately 12-18 months.

    Access Denial Weapon System

In response to the increasing demand for counter-terrorism applications of our technology we are developing an electronic access denial weapons system concept. In March 2002, we were requested by the Technical Support Working Group, a research clearing house for the United States Department of Defense to submit a white paper for our electronic access denial weapon system concept. We submitted this white paper on April 4, 2002 which included such details as weapon specifications, a concept of operations, potential users, and problems and threats addressed by the introduction of the proposed special forces weapon. The paper also covered the identification of deliverables, work to be performed, estimated costs and a planned methodology to transition the weapon into production. As at the date of annual report this white paper was still under review by the Technical Support Working Group.

Commercial Applications

In addition to focusing on applications in the military and law enforcement areas, we currently intend to pursue the following other commercial applications of our technology.

    Fireworks

The primary commercial application of our technology that we are focusing on will enable the controlled firing of fireworks from ground or air platforms using the electronic firing capability to project specific patterns of fireworks into the air. The delivery system that we are developing will enable the rapid deployment of a variety of selected fireworks from a single pod that may be mounted on a transportable platform which eliminates the need for on-site set up. The rapid delivery system will enable greater variety and control of fireworks displays leading to improved safety and more flexibility in programming displays, launching platforms and establishment and redeployment time.

In 2000 we funded an initial review of the design needs and material requirements for the fireworks application, and in 2001 we accelerated progress by funding a much more in-depth four month final review, to allow the selection of the most appropriate and safest materials for use in projectiles. The A$70,000 (approximately $36,000) review was conducted by the Department of Chemical Engineering at the University of Queensland, in Brisbane, Australia and was completed in February 2002. The results of this research are currently being incorporated into the development of our commercial applications.

    Fire Fighting and Agriculture

Another application of our technology that we are developing is a controllable firefighting capability. For this application, containers of fire retardant canisters are substituted for ammunition and placed into multi–barreled pods. A fire-fighting system which is mounted on a fire truck and fired electronically can use these pods to rapidly target and launch fire-retardant chemicals onto a fire or hazardous chemical spill. This can be done either remotely or from a safe distance. Another example of this application is that a fast moving truck can also quickly lay a fire-retarding belt.

This application will be beneficial to fire fighting teams in circumstances where conventional firefighting equipment is of little or no use because the area is inaccessible or unsafe, for example in tall city buildings.

We have been working with Firepak Oil and Gas Industries, Ltd. and Pyrogen Australia Pty Ltd, both of whom have been seeking a rapid delivery system for their halon alternative, Pyrogen aerosol canisters, for fighting fires in high-rise buildings. Halon, a commonly used product in fire fighting, will be phased out by 2003 under the “Montreal Protocol on Substances that Deplete the Ozone Layer”. This protocol is regulated through the United Nations Environment Program. Pyrogen aerosol is a widely accepted alternative to halon and has proven to be an effective fire suppression and extinguishing agent.

We also envisage a similar application for use in the agricultural sector. This application would distribute containers of farm fertilizer, seeds, herbicides or pesticides using an electronic control system. Information gathered by satellite regarding weather, soil composition and topography, could be input into the electronic control system which could then be programmed to automatically distribute the container in the appropriate density and at the appropriate time from either ground stations, fast moving vehicles or aircraft.

    Industrial Fastening

Another application of our technology that we are developing is in connection with industrial fasteners, such as industrial nailguns. Industrial fasteners can be substituted for bullets and fired from a portable multi-barreled multi-caliber unit, eliminating the need for compressed air lines or electrical cables and thereby reducing the potential for accidents on construction and industrial sites.

    Oil and Mineral Exploration

The ultra rapid rate of fire capability of our technology could allow the development of a new means of generating complex seismic exploration signals in oil and mineral exploration and recovery. It also could allow harmonized acoustic fracturing of hydrocarbon deposits to enhance oil recovery from existing wells. We view these as longer term applications of our technology.

Competition

Large, well-established defense and ballistics companies are engaged in research and development and have considerably greater resources than us to develop applications for defense and ballistics technology. We cannot be certain that our competitors will not succeed in developing technologies and products that are more effective than any which we are developing, or which would render our technology and products obsolete or non-competitive. In addition, much of the research being conducted on defense and ballistics technology is funded principally by government agencies in the U.S. We compete with such other companies for government resources allocated to such research and development projects. There are existing defense and ballistics companies who may have target markets similar to, if not the same as, ours. Such companies may be developing their own technology and products, which may ultimately compete with ours. In addition, licensing and other collaborative arrangements between governmental and other entities could result in strong competition for us. Any new developments made by such entities may render our technology obsolete. We believe, however, that we are the only company developing electronic ballistics technology with the same features and applications as ours.

We also compete with manufacturers of handguns in developing the technology for our O’Dwyer VLe handgun. Such companies are in the process of developing or have developed technology similar to ours which may have some of the same or similar features to our O’Dwyer VLe handgun. However, we believe that none of our competitors have developed 100% fully electronic handguns with the capabilities of the O’Dwyer VLe handgun.

Government Regulation

Our ongoing research and development activities are, and the production and marketing of the products that we are developing are likely to be subject to regulation by governmental authorities in Australia, the U.S. and in other countries where we may market our technology. Prior to marketing, our technology and any product, may be required to undergo rigorous testing as well as an extensive regulatory approval processes.

    Australia

We have authority under the Weapons Act 1990 (Queensland) to engage in scientific or experimental work. In compliance with the Australian Weapons Act and Australian Controls on the Export of Defence and Strategic Goods, we have a weapons movement procedure policy. We do not currently envisage manufacturing any products in Australia in the future, however in the event that we do, we will be required to obtain a manufacturer’s license to enable us to manufacture and export our products. In addition, we would be regulated by the Australian Department of Defence Export Controls under which we would be required to obtain an export distribution license. Licenses and permits may be difficult to obtain and retain depending on government policies, customs, changes in political leadership, and other factors. These processes and obtaining licensing and permits may take many years and require the expenditure of substantial resources.

The Australian federal government is responsible for protecting classified information in projects carried on by the Australian Department of Defence and the defense industry in Australia. It is also obligated to protect classified information and equipment entrusted to it by its allies and other friendly nations. The Defence Industrial Security Program and the Crimes Act 1914 (Commonwealth) prescribe certain mandatory minimum standards, policies and procedures to be complied with in order to ensure the protection of classified material entrusted to the Australian defense industry. We are required to comply with the standards, policies and procedures relevant to us.

The Defence Industrial Security Manual is a document issued with the authority of the Secretary of the Australian Department of Defence and the Chief of the Defence Force in accordance with the requirements of the Defence Industrial Security Program. The provisions in the Defence Industrial Security Manual apply whenever access or potential access to Australian classified material is confirmed. The manual defines the security procedures to be followed by industry and other organizations having access to classified material of the Australian Defence Force and Department of Defence, as well as other Australian government departments and authorities. The Australian government also has, in the interests of national security, the ability to apply Department of Defence security classification to the technology or any part, application or product thereof.

Products to be manufactured using our technology may also be subject to government regulation. These will include regulations governing use, specification, manufacture, handling, disposal, packaging, labeling, transport and import and export in Australia and in each of the countries into which such products are intended to be exported.

      United States

We intend initially to sell the products that we are developing only to the U.S. military and law enforcement agencies. Sales to U.S. military and to federal law enforcement agencies will be regulated by the Federal Acquisition Regulations and Defense Federal Acquisition Regulations. Sales to local and state law enforcement agencies will be subject to the procurement regulations of the jurisdictions involved, as well as applicable Federal regulations. We plan to be in compliance with all regulatory and licensing requirements.

To the extent our activities under U.S. government contracts may require access to or result in the development of information classified by the U.S. government, such activities may become subject to U.S. government regulations, including the Defense Industrial Security Regulations and the National Industrial Security Program Operating Manual, which impose restrictions on a foreign company’s ability to control or to have access to information in the possession of a cleared U.S. company performing classified contracts. The U.S. and Australian governments have entered into a Statement of Principles for Enhanced Cooperation in Matters of Defense Equipment and Industry that is intended to facilitate sharing classified information between the governments and cleared companies.

Plan of Operation

Since our inception, we have focused on raising capital, developing our technology, producing prototypes and hiring our management team. However, our major objective has been to gain government defense research and development funding for specific programs in Australia and the U.S.

We began to market our technology and research and development capabilities in July 1996 with our first strategic alliance with General Dynamics Armament Systems, formerly Lockheed Martin Armament Systems. This was followed by agreements with DSTO, SAIC and DARPA. See Item 4 “Information on Metal Storm—Research and Development” for a discussion of these agreements.

Since securing research and development agreements with DSTO, SAIC and DARPA, we are now commencing discussions with major defense companies with the intention of forming strategic alliances. We expect these alliances will lead to the licensing and manufacture of certain of the potential products based on the technology. We participated in the first major U.S. firing demonstration at the Blossom Point Range near Washington D.C. in July, 2000.

We expect that initial products that we will license will be based on prototypes resulting from our various research and development programs currently funded.

Patents and Intellectual Property

Our business and financial prospects depend in large part on the technology developed through our research efforts and our ability to protect our proprietary technology and operate without infringing on the proprietary rights of third parties. We principally rely upon patents, trade secret, copyright and contract law to protect our proprietary technology. See Item 3D “Risk Factors” for a discussion of risks associated with protecting our intellectual property.

We aggressively pursue patent applications for new inventions. Since our inception, we have filed many patent applications including applications relating to:

•	barrel technology

•	technology related to encoding weapons to permit authorized access only

•	ammunition and projectiles

•	electronic firing technology

•	area denial

•	power sources for tools, and

•	fireworks

At present we have the rights to 6 granted U.S. patents and 17 pending U.S. applications. We have 10 granted Australian patents and 16 pending Australian patent applications. In addition we have 11 pending international Patent Co-operation Treaty applications that designate the U.S. and Australia as well as all other signatory countries. We also have 11 Australian provisional applications that will be used as priority documents for subsequent international applications to be filed within the next year. Furthermore, we have 21 other patents granted outside the U.S. and Australia and 181 pending applications outside the U.S. and Australia. All of our patents will expire between 2014 and 2020.

We have also registered various trademarks, including the name “Metal Storm” in the U.S., Australia and other countries and “O’Dwyer VLe” in Australia.

Raw Materials

We use the following principal raw materials in connection with our research and development of prototypes: aluminum, steel, steel alloys, graphite fiber, epoxy resins, adhesives, nitrates, propellants and general electronic materials. Such materials are easily obtained from a variety of sources and are generally readily available in the market. The prices of such materials have not been subject to large fluctuations.

Seasonality

Our business is primarily research and development and is generally not subject to seasonality fluctuations.

C.    Organizational Structure

Not Applicable

D.    Property, Plant and Equipment

We lease approximately 1,800 square feet of office space in Brisbane, Australia. The annual gross rental payments are approximately $41,000, payable in monthly installments of approximately $3,400. The lease expires on October 31, 2003.

We lease approximately 2,451 square feet of office space in Arlington, Virginia. The annual gross rental payments are $71,079, payable in monthly installments of approximately $5,923. The lease expires on December 31, 2003.

We do not currently have any manufacturing facilities.

Item 5.     Operating and Financial Review and Prospects

You should read the following discussion and analysis in conjunction with Item 3 “Selected Financial Data” and our financial statements, the notes to the financial statements and other financial information appearing elsewhere in this annual report. In addition to historical information, the following discussion and other parts of this annual report contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See the “Risk Factors” section of Item 3 and other forward-looking statements in this annual report for a discussion of some, but not all factors that could cause or contribute to such differences.

A.    Operating Results

Overview

    Our Formation

We were formed on April 13, 1994 in Queensland, Australia and our shares were publicly listed on the Australian Stock Exchange on July 8, 1999. We are researching and developing electronic ballistics technology that operates without the use of a mechanical firing system and which provides electronically variable rates of fire from very slow to in excess of 1,000,000 rounds per minute. Potential applications of our technology are in the defense and law enforcement industries and commercial sectors.

    Development Stage Enterprise

We are a development stage enterprise. We are continuing to develop our technology and have not yet commercialized our technology. Since inception we have incurred approximately $6.5 million in operating losses and a further $1.2 million in other comprehensive losses. Our losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with our operations. Other comprehensive losses relate primarily to foreign exchange translation adjustments recorded on conversion of our accounts from Australian to U.S. dollars. See note 1 to our financial statements for a further discussion of foreign currency translation.

Proceeds raised from our initial public offering in Australia in July 1999, subsequent capital raisings and interest income have been our most important sources of cash flow. We have depended on these sources and funding under a US government research funding agreement which has now ceased to meet our development costs and financing needs. See Item 4B “Information on Metal Storm—DARPA/Metal Storm/SAIC Advanced Sniper Rifle Program and Additional Studies”.

We expect to continue to incur losses as we expand our product development and commercialization programs and work towards the commencement of manufacturing operations either ourselves or through subcontractors or alliance partners. We expect that losses will fluctuate from period to period and that such fluctuations may be substantial as a result of, among other things, the results of our research and development programs, the number of future prototypes we produce and test and potential design changes required as a result of testing. Although we are in the early stages of product development and do not expect any revenues from product sales for at least the next 2 years there has already been significant interest in our prototypes. We cannot assure you, however, that we will manufacture or sell our products successfully or ever achieve or sustain profitability.

Where We Derive Our Revenues

Our major source of revenues has been interest income from our cash held on deposit and cash equivalents. We have also received research and development grants from the U.S. government which ceased in June 2002. Given the evolving state of electronic ballistics technology, our business practice has been to secure defense research programs and research and develop our technology with a view to commercialize the results of such programs for military, law enforcement, counter-terrorism and commercial applications.

Change in Fiscal Year

In 1999 we changed our fiscal year end from June 30 to December 31 in order to be consistent with common business practices in the U.S.

Change in Auditors

At our annual general meeting on April 29, 2002, our shareholders appointed Ernst & Young as its independent auditors to replace Deloitte Touche Tohmatsu.

Critical Accounting Policies

Our discussion and analysis of our operating and financial review and prospects are based upon our financial statements, which have been prepared in accordance US GAAP. The preparation of these financial statements requires us to make estimates and judgements that affect the reported amounts of revenue, assets, liabilities and expenses. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following are our critical accounting policies which affect our more significant judgments and estimates used in the preparation of our financial statements.

    Revenue Recognition

We recognize grant income when key milestones set within each agreement are achieved and accepted by all parties to the grant. The agreements comprise different phases based on product development. Milestones are based on the phases of each product development, for example Phase 1, Phase 2 and Phase 3. Revenue is not recognized prior to acceptance that the milestones have been achieved, as collectibility is not assured until this point is reached. Once each milestone is reached and approved, the grantor is obligated to pay us and we have no further significant obligations in relation to that part of the milestone. Grant income for achievement of such milestones is agreed between the parties in legally binding contracts. Revenue for each milestone achieved is fixed up front.

We recognize interest income as it is earned and when collectibility is reasonably assured.

    Research and Development Expense

Research and development expense, which includes personnel costs, manufacturing expenses and outsourcing services, consists of expenditures for research we conduct and includes our share of costs we incur under research arrangements and grants with the U.S. government. We expense research and development expenses as they are incurred.

In addition, although we believe that our patents and underlying technology have continuing value, the future benefits to be derived therefrom are uncertain. We therefore include patent costs under research and development expenses rather than capitalizing them.

    Non-Cash Stock Compensation

We have elected to account for our stock option plan in accordance with Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees and related interpretations (“APB 25”) and adopt the disclosure-only provisions of SFAS No. 123: Accounting for Stock-Based Compensation (“SFAS 123”). Under APB 25, we recognize compensation expense for stock option grants to the extent that the estimated fair value of the stock exceeds the exercise price of the option at the measurement date. Unearned compensation expense is charged against operations ratably over the vesting period of the options. For disclosure purposes under SFAS 123, stock options are valued at the grant date using the Black-Scholes valuation model and compensation costs are recognized ratably over the vesting period. Compensation cost for stock options granted to non-employees is measured as the fair market value of the stock options valued based on an option pricing model over the period in which the options vest.

Options granted to consultants and other non-employees are accounted for in accordance with Emerging Issues Task Force Consensus No. 96-18, “Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services,” and valued using the Black-Scholes method prescribed by SFAS 123. These options are subject to periodic revaluation over their vesting terms. Any deferred stock compensation calculated according to APB No. 25 is amortized on a straight-line basis over the vesting period of the individual options.

Operating Results

    Comparison of the Year Ended December 31, 2001 to the Year Ended December 31, 2000

    Income

Operating income.    We earned grant income of $353,180 for the period ended December 31, 2001 compared to $78,958 for the corresponding period in 2000, an increase of $274,222 or approximately 347%. We received this grant income under the DARPA agreement and grant. Effective June, 2002 we will not be receiving any additional funding under the DARPA program. See note 11 to our financial statements and Item 4B “Information on Metal Storm—Research and Development—DARPA/Metal Storm/SAIC Advanced Sniper Rifle Program and Additional Studies” for a detailed description of the DARPA agreement and the terms on which we received this income.

Operating expenses.    Total operating expenses increased $1,704,200 or approximately 107% to $3,293,089 in 2001 from $1,588,889 in 2000. As described in more detail below, the increase was primarily due to an increase in research and development expenses, general and administrative expenses and stock based compensation.

Research and development expenses.    Research and development expenses increased $842,165 or approximately 101% to $1,673,978 in 2001 from $831,812 in 2000. This increase was due to the legal costs incurred in registering patents for further applications of our technology. We will continue to devote substantial resources to research and development. Our funding for research and development activity on military applications has in the past come from the various Australian and U.S. government programs. Funding for our own O’Dwyer VLe handgun and commercial applications is sourced from our own accumulated funds.

Depreciation.    Depreciation increased $15,653 or approximately 112% to $29,578 in 2001 from $13,925 in 2000 due to the purchase of office furniture and equipment. We depreciate our property and equipment on a declining balance basis at rates which estimate the useful lives of the assets. See notes 1 and 4 of our financial statements for a description of our depreciation policy.

Rentals on operating leases.    Rentals on operating leases increased $14,738 or approximately 20% to $90,156 in 2001 from $75,417 in 2000. These rentals are operating lease commitments primarily for the rental of office premises in Brisbane, Australia and Arlington, Virginia. We are obligated under various operating leases for periods expiring through 2003. Our rent expense increased $7,742 to $62,892 in 2001 from $55,150 in 2000 primarily due to entering into a lease for our Arlington, Virginia office in July 2001.

General and administrative expenses.    General and administrative expenses increased $641,395 or approximately 99% to $1,291,573 in 2001 from $650,178 in 2000 due primarily to the leasing of office premises in Arlington, Virginia. and hiring of additional executives and other employees.

Stock based compensation.    Stock based compensation increased $190,247 to $207,804 in 2001 from $17,557 in 2000 due to increases in the grants of compensatory options to directors, employees and non-employees.

Other income (expense).    Other income for these periods consisted of net interest income and foreign exchange gains on our foreign currency bank account. Total other income decreased by $62,462 or approximately 18% to $289,555 in 2001 from $352,017 in 2000. This decrease was primarily due to a decrease in net interest income of $130,143 or approximately 40% to $196,020 from $326,211in 2000, which was a result of the decrease in the amount of funds available for investment in 2001 because we used the funds for working capital purposes. Foreign exchange gains increased to $93,535 in 2001 from $29,368 in 2000 because due to movements during the period in the USD/AUD exchange rate.

    Comparison of the Year Ended December 31, 2000 to the Year Ended December 31, 1999

    Income

Operating income.    We earned grant income of $78,958 for the period ended December 31, 2000 compared to $30,358 for the corresponding period in 1999, an increase of $48,600 or approximately 160%. We received this grant income under the DARPA agreement and grant. See note 11 to our financial statements and Item 4B “Information on Metal Storm—Research and Development—DARPA/Metal Storm/SAIC Advanced Sniper Rifle Program and Additional Studies” for a detailed description of the DARPA agreement and the terms on which we received this income.

Operating expenses.    Total operating expenses increased $309,553 or approximately 24% to $1,588,889 in 2000 from $1,279,336 in 1999. As described in more detail below, the increase was primarily due to an increase in general and administrative expenses, depreciation and in rentals on operating leases offset by a decrease in research and development expenses.

Research and development expenses.    Research and development expenses decreased $38,798 or approximately 4% to $831,812 in 2000 from $870,610 in 1999. This decrease was due to the final development of the first firing prototype of the O’Dwyer VLe handgun in April 2000 with the bulk of the research and development costs incurred in 1999. We will continue to devote substantial resources to research and development. Our funding for research and development activity on military applications has in the past come from the various Australian and U.S. government programs. Funding for our own O’Dwyer VLe handgun and commercial applications is sourced from our own accumulated funds.

Depreciation.    Depreciation increased $7,511 or approximately 117% to $13,925 in 2000 from $6,414 in 1999 due to the purchase of office furniture and equipment. We depreciate our property and equipment on a declining balance basis at rates which estimate the useful lives of the assets. See notes 1 and 4 of our financial statements for a description of our depreciation policy.

Rentals on operating leases.    Rentals on operating leases increased $34,305 or approximately 83% to $75,417 in 2000 from $41,112 in 1999. These rentals are operating lease commitments primarily for the rental of office premises. We are obligated under various operating leases for periods expiring through 2003. Our rent expense increased $24,743 to $55,150 in 2000 from $30,407 in 1999 primarily due to opening our corporate head office in Brisbane, Australia in July 1999.

General and administrative expenses.    General and administrative expenses increased $288,978 or approximately 80% to $650,178 in 2000 from $361,200 in 1999 due primarily to the leasing of office premises and hiring of additional executives and other employees.

Stock based compensation.    Stock based compensation increased to $17,557 in 2000 from nil in 1999 primarily due to compensatory options granted to directors,employees and non-employees.

Other income (expense).    Other income for these periods consisted of net interest income and foreign exchange gains on our foreign currency bank account. Total other income increased by $233,610 or approximately 197% to $352,017 in 2000 from $118,407 in 1999. This increase was primarily due to an increase in net interest income of $204,242 or approximately 172% to $322,649 from $118,407 in 1999, which was a result of the increase in the amount of funds available for investment in 2000 due to the proceeds of the public issue of shares in Australia in July 1999. Foreign exchange gains increased to $29,368 in 2000 from nil in 1999 because we did not establish our U.S. dollar account until late 1999 and had no foreign currency transactions in 1999.

    Effects of Currency Fluctuations

Our functional currency is the Australian dollar. We translate our financial statements denominated in foreign currency in accordance with SFAS No. 52, “Foreign Currency Translations.” The reporting currency for all periods presented is the U.S. dollar. We translate our balance sheet accounts at the end of period exchange rate and our statement of operations accounts at the average exchange rate for the period.

Revenues generated and costs incurred outside the U.S. are generally denominated in Australian dollars. For the years 1998 and 1999 our operations were entirely in Australia. In the year 2000 with the commencement of the DARPA Advanced Sniper Rifle program, approximately 20% of our revenues were generated in the U.S. and denominated in U.S. dollars. In 2001 approximately 77% of our revenues were generated and approximately 10% of our operating costs were incurred in the U.S. and were denominated in U.S. dollars. In 2002, we anticipate that none of our revenues will be generated and approximately 20% of our operating costs will be incurred in the U.S. and will be denominated in U.S. dollars. In future years we anticipate that the revenues generated and costs incurred in the U.S. and which will be denominated in U.S. dollars will increase significantly. Costs not effectively denominated in U.S. dollars are translated to U.S. dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the U.S. dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the U.S. dollar will increase the U.S. dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the U.S. dollar will decrease the U.S. dollar reporting value for those transactions. This effect on the U.S. dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs.

The effect of foreign currency translation for U.S. dollar reporting purposes is reflected in our financial statements in the statements of changes in stockholders’ equity and is reported as accumulated other comprehensive (loss) income. At December 31, 2001, the impact of the foreign currency translation was an accumulated other comprehensive loss of $1,233,495, compared to accumulated other comprehensive income of $862,894 at December 31, 2000. The fluctuations are caused by fluctuations in the exchange rate between the Australian dollar and the U.S. dollar. We have not entered into any hedging arrangements to mitigate the effects of currency fluctuations.

B.    Liquidity and Capital Resources

    Summary

Our cash requirements depend on numerous factors, including completion of our product research and development activities, ability to commercialize our products, market acceptance of our products and how we choose to commercially exploit our technology. We expect to devote substantial capital resources to continue our research and development programs with a view to commercializing our technology in our target markets, hire and train additional staff, expand our U.S. operations, expand our research and development activities and acquire or make investments in businesses that are complementary to our business.

During the years ended December 31, 2000 and 2001 and cumulative for the period from inception to December 31, 2001, we have incurred net losses of, $1,157,914, $2,650,354, and $6,524,035, respectively. In addition, as at December 31, 2001 we have accumulated other comprehensive losses of $1,233,495 which relate to foreign exchange translation adjustments. See “Effects of Currency Fluctuations” above for a more detailed description of our other comprehensive losses. We anticipate incurring substantial additional losses over at least the next several years as we expand our research and development activities and conduct further trials of our technology.

Since inception, our operations have been financed primarily from capital contributions by our stockholders, the proceeds from our Australian initial public offering, interest earned on those proceeds and interest income from cash and cash equivalents.

On July 8, 1999, we completed our initial public offering in Australia and listed our ordinary shares on the Australian Stock Exchange. We raised gross proceeds of approximately $7.7 million in that offering, issuing 4,000,000 ordinary shares at a price of $1.94 per share. Our expenses relating to that offering were $773,850 and consisted primarily of underwriting commissions, accounting, legal and printing expenses. In addition, we raised $1.5 million in private placements of ordinary shares in March 2001 ($1 million) and in May 2001 ($500,000).

        Our net cash used in operating activities was $2,093,654, $1,188,443 and $1,023,156 in the years ended December 31, 2001, 2000 and 1999, respectively. Cash used in operating activities for each period consisted primarily of losses incurred in operations reduced by depreciation expense and adjusted for movements in current assets and liabilities.

Our net cash used in investing activities $115,472, $21,647 and $34,074 in the years ended December 31, 2001, 2000 and 1999, respectively. We used net cash to invest in property and equipment.

We expect to spend approximately $1,960,000 on research and development in the next 12 months. Additionally, we expect to commit approximately A$450,000 approximately ($230,175) under the Area Denial Weapon System program in the next 12 months. See Item 4B “Information on Metal Storm—Area Denial Weapon System Agreement” for a description of this program.

Capital expenditures.    We had no material capital expenditures for the years ended December 31, 2000, 2001 or 1999.

    Future Cash Needs

We expect that operating expenses and capital expenditures will be a material use of our cash resources We believe that our cash and cash equivalents of $3,129,777 as at December 31, 2001 provided us with sufficient capital to fund a base level of operations for the next 9 to 12 months from December 31, 2001. We are currently seeking additional sources of financing in order to satisfy our future liquidity requirements and to continue to adequately fund our research, product development and commercialization efforts and other operations. . We may seek additional funding through public or private equity or debt financings and/or through collaboration or other arrangements with corporate partners. The sale of additional equity or convertible debt could result in dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations.

    Contractual Obligations and Commercial Commitments

The following table summarized our contractual obligations and commitments as of May 31, 2002.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations
Operating leases	216,952	111,876	105,076	—	—

    Operating Leases

We are obligated under various operating leases for periods expiring through 2003. Payments under non-cancelable operating lease arrangements for office premises and transaction facilities and other equipment expire on various dates through 2003, resulting in the following lease commitments over that period:

Years ending December 31	Lease Commitment
2002	$111,876
2003	$105,076

Total minimum rental commitments	$216,952

    Research and Development Grants

We conduct our research and development activities at various locations. Design of technology is carried out at our principal offices in Brisbane, Australia and in Virginia, U.S. Our development work for the O’Dwyer VLe handgun and commercial applications is conducted by subcontractors in Brisbane, Australia under our supervision. Development of military applications of our technology is carried out under arrangements with defense establishments both in Australia and in the U.S Our research and development efforts have been financed primarily from the proceeds of our Australian initial public offering and interest income earned on those proceeds, and through grants from the U.S. defense agencies through the Advanced Sniper Rifle program which was discontinued in June 2002. See Item 4B “Information on Metal Storm—DARPA/Metal Storm/SAIC Advanced Sniper Rifle Program and Additional Studies” for a description of this program. In connection with our Research Agreement with DSTO, any intellectual property arising from DSTO’s use of our equipment under the agreement would be owned by us. If we propose to use that intellectual property we must pay royalties to DSTO in accordance with the Technology Licence Agreement. The royalty is calculated on our gross revenues on manufacture, sales or licensing, after taking into account the proportion of the value of DSTO’s intellectual property incorporated into the products based on our technology. See Item 4B “Information on Metal Storm—DSTO Technology License Agreement” for a discussion of our agreement with DSTO.

C.    Research and Development; Patents and Licenses

Our primary activity since incorporation in 1994 has been the research and development of our technology. Expenditure on this activity in the last three years has $1,673,978, $831,812 and $870,610 for the years ended December 31, 2001, 2000 and 1999, respectively. This expenditure includes directly funded research and development of the O’Dwyer VLe handgun prototype and non-metallic material for certain commercial applications, expenditure incurred in obtaining patents for our technology and allocation of administrative expenses relating to research and development activity. We believe that our future success depends, to a significant extent, on our ability to maintain and extend our technological leadership through our research and development activities.

In respect of other applications, we have received the benefit of the expenditure incurred under the Collaborative Agreement between DSTO and DARPA. See Item 4B “Information on Metal Storm—Research and Development—Collaborative Agreement between DSTO and DARPA” for a discussion of this agreement.

We also received funding under a research and development agreement with SAIC and DARPA during 2000 and 2001. However, no further income will be received under this program. See Item 4B “Information on Metal Storm DARPA/Metal Storm/SAIC Advanced Sniper Rifle Program and Additional Studies” for a discussion of this agreement. We recognized $353,180 as income in 2001 and $78,958 in 2000 under this grant. See Item 4B “Information on Metal Storm—DARPA/Metal Storm/SAIC Advanced Sniper Rifle Program and Additional Studies” for a discussion of our agreement with DARPA.

DSTO has announced two concept technology demonstration programs involving our technology for the development of an Area Denial Weapon System and the Advanced Individual Combat Weapon for the Australian Army. Agreements in respect of these programs are presently being negotiated which would require program consortium members to provide funds and/or make contributions of resources to the program. We expect to commit approximately A$750,000 (approximately $383,000) for the Area Denial Weapon System program and A$500,000 (approximately $255,000) for the Advanced Individual Combat Weapon program. See Item 4B “Information on Metal Storm—Area Denial Weapon System Agreement” and “Advanced Individual Combat Weapon Agreement” for a discussion of the concept technology demonstration programs.

D.    Trend Information

From April 2000 to June 2002 our technology has been supported by funds from the U.S. and the Australian governments. Some of the applications of our technology are dependent on successfully obtaining government defense research and development funding. However, no further income will be received from our U.S. program with DARPA. See Item 4B “Information on Metal Storm—DARPA/Metal Storm/SAIC Advanced Sniper Rifle Program and Additional Studies” for a discussion of this agreement. If we are unable to continue our existing research and development programs or enter into new research and development programs, or if there is a decrease of available funding in respect of such programs, our business, financial condition and results of operations could be materially adversely affected.

For information about our expectations regarding our future cost of revenues, future operating expenses and liquidity and capital resources, please see the discussion under the “Risk Factors” section of Item 3 and the “Operating Results” and the “Liquidity and Capital Resources” sections of Item 5.

Recent Accounting Pronouncements

    Recent Pronouncements

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141: Business Combinations (“SFAS 141”). SFAS 141 requires the purchase method of accounting for business combinations initiated after June

30, 2001 and eliminates the pooling-of-interests method. Additionally, SFAS 141 broadens the criteria for recording intangible assets separate from goodwill. Given that we have not engaged in business combinations, we believe the adoption of SFAS 141 will not have a material effect on the financial position, results of operations or cash flows.

In July 2001, the FASB also issued SFAS No. 142: Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. We believe the adoption of SFAS 142 will not have a material effect on our financial position, results of operations or cash flows.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144: Accounting for the Impairment of Long Lived Assets (“SFAS 144”). SFAS 144 addresses the financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. Management have not determined the effect the adoption of SFAS 144 will have on our financial position, results of operations or cash flows.

Item 6.     Directors, Senior Management and Employees

A.    Directors and Senior Management

As of the date of this annual report, the following people comprise our board of directors and senior management:

Name	Age	Position
Admiral William Arthur Owens	62	Chairman
James Brett Lochran Heading	46	Deputy Chairman
James Michael O’Dwyer	56	President and Chief Executive Officer
Lieutenant General Daniel W. Christman	59	Director
Terence James O’Dwyer	52	Director
Kevin John Dart	51	Director
Peter Louis George Pursey	52	Director
Charles A Vehlow	56	Chief Corporate Officer
Arthur David Schatz	62	Senior Vice President—North America
Peter Ronald Wetzig	53	General Manager—Commercial and Company Secretary
Ramon John Bambach	49	Program Engineer—Australia

Admiral William Arthur Owens (U.S. Navy (retired)).    Admiral Owens was appointed our Chairman in November 2001. He has been a director of Metal Storm since March 2000. He retired from the U.S. Navy in 1996. Admiral Owen’s 34-year naval career included two years as Vice Chairman of the Joint Chiefs of Staff, the second highest military rank in the U.S. In this role he was responsible for post-Cold War restructuring of the U.S. Armed Forces and advising the President and Secretary of Defense on the use of military force. Admiral Owens also served as the Deputy Chief of Naval Operations for Resources, Warfare Requirements and Assessments, and was Commander of the U.S. Sixth Fleet during the Gulf War. Prior to that he was senior military assistant to the Secretary of Defense, and Director of the Office of Program Appraisal for the Secretary of the Navy. Admiral Owens has also served more than 10 years in submarines, including Commander of the Submarine Group Six, the largest U.S. Navy Submarine Group, and tours as Commanding Officer of a strategic missile submarine and 688 class attack submarine. Admiral Owens is Co-Chief Executive Officer and Vice Chairman of Teledesic LLC. Previously he was President, Chief Operating Officer and Vice Chairman of SAIC.

        James Brett Lochran Heading.    Mr. Heading has been our Deputy Chairman since November 2001 and prior to becoming Deputy Chairman he was our Chairman since 1998. Mr. Heading has been a partner of the Australian law firm McCullough Robertson for 17 years, and is head of its Corporate Advisory Group. Mr. Heading’s expertise covers a broad range of corporate law and includes capital raisings, mergers and acquisitions and board advice. During his career Mr. Heading has been a director of several publicly listed companies in Australia and is presently director of Peplin Biotech Limited and Chairman of Clovely Estate Limited. He is also a member of the Corporations and Securities (Takeovers Panel) and the Board of Taxation in Australia.

James Michael O’Dwyer.    Mr. J.M. O’Dwyer is the inventor of our 100% electronic ballistics technology. Mr. J.M. O’Dwyer has been our Managing Director and Chief Executive Officer since 1994. He has spent in excess of 35,000 hours over the past 21 years researching the technology and introducing it to the defense departments of Australia, the U.S. and the United Kingdom. Since 1995, he has worked exclusively on further developing our technology and its range of potential applications. Mr. J.M. O’Dwyer is directly responsible for managing and progressing the strategic alliances we currently hold with major defense-related organizations in Australia and the U.S.

Lieutenant General Daniel W. Christman (U.S. Army (retired)).    General Christman was appointed a director on June 6, 2002. He was superintendent of the United States Military Academy at West Point from 1996 until 2001 after 36 years of experience in position in the U.S. Army and U. S. federal government. Prior to his West Point assignment, General Christman served two years as assistant to the Chairman of the Joint Chiefs of Staff in the Pentagon. In that position he traveled with and advised President Clinton’s Secretary of State on a broad range of military and national security issues, including arms control with the Russian Federation and Middle East peace negotiations between Israel and Syria. General Christman also represented the U.S. in Belgium as a member of NATO’s Military Committee, a position with responsibility in the expansion of NATO, peace enforcement in the Balkans, and military dialogue with Russia. General Christman is President and Executive Director of the Kimsey Foundation, an appointment he has held since July 2001. The Kimsey Foundation is active in education, community development and international issues. It also supports studies that identify global interdependencies and the United States’ role as an engaged and committed world leader.

Terence James O’Dwyer.    Mr. T.J. O’Dwyer, a chartered accountant in Australia, has been a director of Metal Storm since 1998. He is the Chairman of BDO Kendalls, a large Queensland accountancy firm of which he has been a partner for 22 years. He is also a director of Bendigo Bank Limited and CS Energy Limited. His past board and government authority appointments include Leutenegger Limited and the Australian Financial Institutions Steering Committee. He is a member of the Queensland Regional Council of the Institute of Chartered Accountants in Australia and the State Attorney-General’s representative on the Queensland Law Society’s Grants Committee. Mr. T.J. O’Dwyer is a cousin of Mr. J.M. O’Dwyer.

Kevin John Dart.    Mr. Dart has been a founding director of Metal Storm since 1994. He is the founding Managing Director and Chief Executive Officer of Charter Pacific Corporation Limited, a listed investment company in Australia which is a substantial stockholder in Metal Storm. Over the past 25 years, Mr. Dart has had a high level of experience in investment in leading edge technologies and all aspects of property investment and development. He has established relationships with investors and business associates in Hong Kong, Japan, the United Kingdom and the U.S. Mr. Dart has been a Fellow of the Australian Institute of Company Directors since 1993.

Peter Louis George Pursey.    Mr. Pursey has been a director of Metal Storm since 1994 and has actively contributed to the development of a number of our weapon systems. Mr. Pursey served with the Australian Army for over 30 years and retired as a Brigadier General in 2000. He has a detailed knowledge of defense-related technology and strategic security issues. Mr. Pursey has also made a major contribution to developing and implementing our strategies for progressing our technology’s application to a variety of environments. He was awarded the Order of Australia (AM) in 1993.

Charles A Vehlow.    Mr. Vehlow joined Metal Storm as Chief Corporate Officer in April 2002. Mr. Vehlow is responsible for driving the strategic outcomes that the Board of Directors require, and moving the applications of our technology into commercialization. He has an extensive career in defense companies at a senior level and has successfully managed new and innovative defense equipment and applications from the drawing board to manufacturing, and deployment to the field. Prior to joining Metal Storm, Mr. Vehlow served as the Vice President and General Manager of the Boeing Helicopter Division from June 1998 to February 2000. He was also divisional Vice President of the Apache Helicopter Program and the Vice President and Program Director of the Longbow Apache Helicopter development and production program from June 1991 to June 1998. Mr. Vehlow is a member of the US Army Science Board, and serves as Co-Chairman of the US Army Science Board Logistics Panel.

        Arthur David Schatz.    Mr. Schatz joined Metal Storm as Senior Vice President-North America in July 2001. For the past 12 years prior to joining Metal Storm, he had been employed by the Australian government at the Australian Embassy in Washington, DC to provide support to Australian defense industry in the U.S. marketplace. During this tenure with the embassy, he was instrumental in securing contracts worth hundreds of millions of dollars for

Australian industry. Mr. Schatz served in the U.S. Navy for 20 years, retiring with the rank of Commander. During this time he served as Head of the Undersea Warfare Branch at Operational Test and Evaluation Force, where he was instrumental in the research, development, test, evaluation and acquisition of the then largest integrated acquisition program in the U.S. Navy, the Light Airborne Multi-Purpose System. Mr. Schatz has also served as a consultant to the Naval Air Systems Command where he provided engineering and logistics support to several Aviation Program Managers.

Peter Ronald Wetzig.    Mr. Wetzig joined Metal Storm in August 1999 and is an experienced financial executive, administrator, company secretary and corporate lawyer. As our Chief Administrative and Commercial Executive, he is responsible for our financial and administrative management as well as all secretarial, legal and compliance functions. . Mr. Wetzig is admitted as a Barrister of the Supreme Court of Queensland and the High Court of Australia. He is a Chartered Accountant, a Fellow of Chartered Secretaries Australia and a Member of the Australian Corporate Lawyers Association. He is a Deputy Chairman of the Queensland Regional Council of Chartered Secretaries Australia.

Ramon John Bambach.    Mr. Bambach joined Metal Storm as our Ballistics Engineer in May 2001. He has substantial experience in all phases of defense industry projects, having started his career as an apprentice electronics technician in the Royal Australian Air Force (RAAF), and serving 12 years full time and three years in the RAAF reserve force. Mr. Bambach has worked for three major Australian defense companies in Australia and overseas. His large project experience includes army communications, naval combat simulation, airborne navigation systems, countermeasures, airborne radar, and the F-111C weapons system. In this capacity he has held a variety of positions as a systems engineer, project manager, and engineering manager. Mr. Bambach has acted as a supervising engineer in the specialist domains of electromagnetic compatibility, radar and systems safety engineering (including software). He also lectures part time at the Queensland University of Technology.

On May 25, 1999 Mr. J.M. O’Dwyer entered into a voting rights agreement with Charter Pacific Corporation Limited pursuant to which Charter Pacific Corporation agreed to appoint Mr. J.M. O’Dwyer as the Charter Pacific Corporation’s proxy with respect to 4,287,503 of our shares to vote in respect of all matters put before the stockholders, with certain limited exceptions. The voting rights agreement expired on July 7, 2001. In consideration for the voting rights agreement, Mr. J.M. O’Dwyer entered into a relationship deed with Charter Pacific Corporation dated May 25, 1999 where he agreed, (a) that he will use or procure the voting rights attached to the shares registered in his name or that he controls, to vote in favor of the election or re-election, as the case may be, of the person nominated by Charter Pacific Corporation to be a director of Metal Storm; (b) that he will not use the voting rights attached to the shares registered in his name that he controls, to vote to remove the person nominated by Charter Pacific Corporation to be a director of Metal Storm as a director; and (c) that while he is a director of Metal Storm, and if requested so to do by Charter Pacific Corporation, he will seek to procure the appointment of a person nominated by Charter Pacific Corporation to be appointed as a director of Metal Storm to fill any casual vacancy caused by the death, retirement, resignation or removal of the then existing Charter Pacific Corporation representative.

The relationship deed expires on the later of two years after the date of the issuance of our securities in Australia under our May 1999 prospectus or Charter Pacific Corporation’s shareholding in us is reduced to 5% of our issued capital.

B.    Compensation

In the year ended December 31, 2001, the aggregate remuneration we paid and that accrued to our directors and executive officers was $671,677. During 2001 in accordance with Australian superannuation legislation, we contributed $32,252 to superannuation funds for our directors and executive officers for their for pension, retirement and other similar benefits. We employed one U.S. resident during 2001 and currently employ three U.S. residents.

As disclosed in our Australian annual report for the year ended December 31, 2001, the remuneration and benefits paid to our directors and executive officers, on an individual basis, are set out in the table below. During that period, we had two executive officers, Peter Ronald Wetzig and Arthur David Schatz.

	Year Ended December 31, 2001
Name	Salary/ Board Fees($)	Benefits(1)	Total($)	Options issued	Exercise Price per share($)	Expiry Date
James Brett Lochran Heading	31,093	—	31,093	—	—	—
James Michael O’Dwyer	222,209	30,552	252,760	—	—	—
Kevin John Dart	20,729	—	20,729	—	—	—
Wayne Allan Downing(2)	13,834	63,340	77,174	500,000	(0.24)	May 31, 2002
				2,500,000	(0.01)	July 2, 2011
Terence James O’Dwyer	20,729	—	20,729	—	—	—
William Arthur Owens	22,050	81,105	103,154	500,000	(0.24)	May 31, 2003
				2,500,000	(0.01)	July 2, 2011
Peter Louis George Pursey	17,658	1,535	19,193	—	—	—
Peter Ronald Wetzig	42,215	17,473	59,688	245,000	(0.28)	March 16, 2003
Arthur David Schatz	68,370	18,785	87,156	250,000	(0.59)	July 2, 2004

(1)	This includes provision of motor vehicle, health benefits and statutory superannuation contributions.
(2)	Mr. Downing resigned from our board of directors in October 2001.

At our Annual General Meeting for the year ended December 31, 1999, our stockholders approved the establishment of a discretionary share option scheme to enable the board of directors to provide an incentive to and to reward full time executives and employees for the key role that they will play in our future success.

The following is a summary of the terms of our discretionary share option scheme:

Invitations to participate in our discretionary share option scheme are at the absolute discretion of the board of directors. The invitation to participate must specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price can not be less than the market price of our shares on the date determined by the board. The aggregate number of shares subject to options can not exceed 5% of our outstanding shares. There are also individual limits on the number of options which may be granted to employees.

The exercise period for the options is the earlier of: (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; (f) the expiry of specific time frames set out in the employee option plan in relation to the circumstances in (c) above.

An option lapses upon expiry of the exercise period, termination of the option holder’s employment otherwise than in a special circumstance, upon the option holder’s being adjudicated bankrupt or any purported alienation of the options by the option holder. Upon the variation of our share capital, the number of shares subject to the option and the exercise prices will be adjusted in such manner as our auditors confirm to be fair and reasonable and consistent with any relevant requirements of the Corporations Act and the Australian Stock Exchange Listing Rules.

The board may, at any time, cease making further offers or invitations to participate in the discretionary share option scheme but the subsisting rights of option holders will not be affected. As of December 31, 2001, 575,000 options were granted to employees under our discretionary share option scheme. In addition, pursuant to powers contained in our constitution, during the financial year ended December 31, 2001 we issued 600,000 options to non-employees as payment for services rendered. In 2001 we also issued 2,500,000 options to acquire ordinary shares at an exercise price of $0.01 per share to each of General Downing and Admiral Owens (for a total of 5,000,000 options), two of our directors on the terms described in the table below:

The options are exercisable by them upon our attaining and maintaining certain share prices for a period of not less than 30 days, in accordance with the following table:

Share Price(1)	Number of Options exercisable
$1.00	500,000
$2.00	1,000,000
$4.00	500,000
$5.00	500,000

Total	2,500,000

(1)
For conversion calculation purposes, while Metal Storm’s shares are quoted on the Australian Stock Exchange, the closing sale price for Metal Storm’s shares as at 4 pm on each Australian Stock Exchange business day shall be converted to U.S. dollars using the exchange rate published in the Australian Financial Review on that same day. If the shares at any time become quoted on a stock market in the U.S., then no such conversion calculation shall be required and the share price levels in U.S. dollars shall apply based on last closing sale price on that U.S. stock market.

The value of these options at December 31, 2001 was $746,237. Compensation expense of $99,647 was recorded in 2001 in connection with the grant of these options based on the fair value of the per share price of the Company’s common stock at December 31, 2001 and an amortization period of two years.

The following table sets forth the terms our outstanding options as at December 31, 2001.

Outstanding Options as at December 31, 2001

Recipients	No. of Shares	Date of Issue	Exercise Price	Expiry Date
Directors	500,000	31/05/2000	$0.24	31/05/2002
Directors	500,000	31/05/2000	$0.24	31/05/2003
Directors	2,500,000	7/03/2001	$0.01	7/3/2011
Directors	2,500,000	7/03/2001	$0.01	7/3/2011
Employees	370,000	16/03/2000	$0.28	16/03/2003
Employees(1)	575,000	7/02/2001	$0.59	7/2/2004
Non-Employees	300,000	12/18/2001	$0.59	12/18/2004
Non-Employees	300,000	12/18/2001	$0.84	12/18/2004

(1)	Options issued under the discretionary share option scheme

During the year ended December 31, 2001, 5,000 employee options were exercised, no options were forfeited or expired. As a result, at December 31, 2001 there were 700,000 (December 31, 2000: 125,000, December 31, 1999: nil) unexercised employee options, 845,000 (December 31, 2000: 250,000, December 31, 1999: nil) unexercised non-employee options, 3,000,000 unexercised options which were granted to directors (December 31, 2000:500,000, December 31, 1999—Nil) and 3,000,000 unexercised options which were granted to a director who retired in October 2001 (December 31, 2000: 500,000, December 31, 1999: nil).

We use the intrinsic value method to recognize the cost of options granted in accordance with APB Opinion No. 25. The options granted under our Constitution are considered compensatory plans in accordance with APB Opinion No. 25. As the options granted to directors in 2001 are exercisable based on specified stock performance levels being achieved, they will be accounted for using the variable accounting provisions of APB 25. Compensation cost for stock options granted to non-employees is measured as the fair market value of the stock options valued based on an option pricing model over the period in which the options vest. Stock based compensation cost recognized in income totaled $207,804 for the year ended December 31, 2001 (December 31, 2000: $17,557, December 31, 1999: nil).

        Compensation cost for stock options granted to non- employees is measured as the fair market value of stock options valued based on an option pricing model over the period in which the options vest. The 600,000 options issued in 2001 to non-employees as payment for consulting services rendered were valued at $303,159 using the Black-Scholes option valuation model. These options were fully expensed in the 2001 year.

        We have adopted the disclosure only alternative of SFAS 123 which states that stock based compensation must be recorded at fair value of options granted. This compensation, determined using the Black-Scholes option pricing model, is expensed over the vesting periods of each option grant. The pro forma compensation expense was calculated to be $388,933 for the year ended December 31, 2001 (2000: $64,566).

Our pro forma information is as follows:

	2001	2000	1999
Pro Forma Net Loss	$(3,039,287)	$(1,224,914)	—

Pro Forma Basic and Diluted Net Loss Per Ordinary Share	$(0.007)	$(0.003)	—

See note 9 to our financial statements for further details on our share options.

C.    Board Practices

Under our constitution our board of directors is required to comprise at least three directors. As of December 31, 2001 our board comprised six directors.

All of our directors, other than Mr. J.M. O’Dwyer, our Managing Director, were elected to the board of directors for a three year term and one third of the directors retire by rotation at each annual general meeting of stockholders. The Managing Director is not required to retire by rotation. Mr. J.M. O’Dwyer has been our Managing Director since we were incorporated in 1994. We have not entered into any service contracts with any of our directors that provide for benefits upon termination of employment.

The board of directors has established an audit committee consisting of three directors, at least two of whom must also be non-executive directors. For the year ended December 31, 2001 the members of our Audit Committee were Mr. T.J. O’Dwyer, Mr. K.J Dart and Mr. J.M. O’Dwyer. In January, 2002 Mr.J.B.L. Heading replaced Mr. Dart on the audit committee.

The Audit Committee provides a forum for the effective communication between the board of directors and external audit. The Audit Committee reviews:

•	the annual and half-year financial report prior to its approval by the board;

•	the effectiveness of management information systems and systems of internal control; and

•	the efficiency and effectiveness of the internal and external audit functions, including reviewing the respective audit plans.

The Audit Committee invites external auditors to attend Audit Committee meetings where appropriate. The Audit Committee also meets to receive reports from the external auditors concerning any matters which arise in connection with the performance of their role, including the adequacy of internal controls.

The Audit Committee has determined internal audit procedures appropriate for our present financial and administrative position and complexity. Members of the Audit Committee administer these procedures and report to the board in respect of this matter.

The board of directors has also established a Remuneration Committee consisting of two members both whom are non-executive officers. For the year ended December 31, 2001 the members of the Remuneration Committee were Mr. Heading and Mr. T.J. O’Dwyer. Mr. Heading and Mr. T.J. O’Dwyer are currently serving on the Remuneration Committee.

The Remuneration Committee reviews the remuneration of all directors and executive officers on an annual basis and makes recommendations to the board. Remuneration packages are reviewed with regard to performance and other relevant factors.

In order to retain and attract executives of sufficient caliber to facilitate the efficient and effective management of our operations, the Remuneration Committee may seek the advice of external advisers in connection with the structure of remuneration packages.

Remuneration packages contain the following key elements:

•	salary/fees;

•	benefits—including the provision of motor vehicle, superannuation and health benefits; and

•	incentive schemes—including performance-related bonuses and share options under the discretionary share option scheme.

D.    Employees

As at December 31, 2001 we had seven full time employees and no part time employees. As at December 31, 2001 we employed three full time executive managers (one in Washington D.C.), one engineering manager and three administrative personnel. Our employees are not members of a labor union.

E.    Share Ownership

The following table sets forth the beneficial ownership of our directors and executive officers as of May 31, 2002:

Name	Number of Shares Owned(1)		Percentage of Outstanding Shares	Number of Options Owned(1)
William Arthur Owens	Nil		Nil	3,000,000	(2)
James Brett Lochran Heading	1,405,000	(3)	0.33%	Nil
James Michael O’Dwyer	199,729,664	(4)	47.12%	Nil
Wayne Allan Downing	500,000		0.1%	2,500,000	(5)
Terence James O’Dwyer	50,000	(6)	—	—
Kevin John Dart(7)	119,304,904	(7)	28.12%	Nil
Peter Louis George Pursey	7,685,000	(8)	1.81%	Nil
Arthur David Schatz	Nil		Nil	250,000	(9)
Peter Ronald Wetzig	Nil		Nil	245,000	(10)
Ramon John Bambach	Nil		Nil	250,000	(11)

(1)	At May 31, 2002 the number of outstanding shares was 423,903,558 and the number of outstanding options was 7,045,000.
(2)
Represents 500,000 options to purchase ordinary shares of Metal Storm that are exercisable on or before May 31, 2003 at an exercise price of A$0.48 (approximately $0.24) per share and 2,500,000 options to purchase ordinary shares of Metal Storm that are exercisable only upon certain conditions on or before July 2, 2011 at an exercise price of A$0.01 (approximately $0.005) per share. The purchase price for the options was nil.

(3)
1,055,000 ordinary shares are held by Double Knob Pty Ltd, an entity of which Mr. Heading is a director and stockholder. 350,000 ordinary shares are held jointly by Jindbrae Pty Ltd and Skivaway Pty Ltd both of which entities Mr. Heading is a director and stockholder.

(4)
131,517,059 shares are owned by Mr. J.M. O’Dwyer, 68,212,500 shares are owned by O’Dwyer Investments Pty Ltd as trustee for the O’Dwyer Family Discretionary Trust and 105 shares owned by Rhonda Clare O’Dwyer in trust for Mr. J.M. O’Dwyer.

(5)
Represents 2,500,000 options to purchase ordinary shares of Metal Storm that are exercisable only upon certain conditions on or before July 2, 2011 at an exercise price of A$0.01 (approximately $0.005) per share. The purchase price for the options was nil. Gen. Downing retired from our board of directors in October 2001.

(6)	Represents less than 1% of the ordinary shares of Metal Storm.
(7)
119,104,904 ordinary shares are owned by Charter Pacific Corporation Limited or its wholly owned subsidiaries of which Mr. K.J. Dart is a director and stockholder and 200,000 are held by Mr. Dart in a trustee capacity .

(8)	Represents 7,685,000 ordinary shares are held by Milaroi Pty Ltd, of which Mr. Pursey is a director and sole stockholder.
(9)
Represents 250,000 options to purchase ordinary shares of Metal Storm that are exercisable on or before July 2, 2004 at an exercise price of A$1.16 (approximately $0.60) per share. The purchase price for the options was nil.

(10)
Represents 245,000 options to purchase ordinary shares of Metal Storm owned by Mrs. L.I. Wetzig, wife of Mr. P.R. Wetzig. The options are exercisable on or before March 16, 2003 at an exercise price of A$0.545 (approximately $0.28) per share. The purchase price for the options was nil.

(11)
Represents 250,000 options to purchase ordinary shares of Metal Storm that are exercisable on or before July 2, 2004 at an exercise price of A$1.16 (approximately $0.60) per share. The purchase price for the options was nil.

We can grant options to purchase our shares to our directors and employees under our Constitution and under our discretionary share option scheme. See Item 10B “Our Constitution” for a summary of the provisions of our Constitution relating to the issuance of options and note 9 to our financial statements and Item 6B “Compensation” for a summary of the terms of our discretionary share option scheme.

Item 7.     Major Stockholders and Related Party Transactions

A.    Major Stockholders

The following table summarizes information about the ownership of our outstanding ordinary shares as at May 31, 2002 for each person or group that we know to be the beneficial owner of more than 5% of our ordinary shares.

We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any ordinary shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days of May 31, 2002. Applicable percentage ownership in the following table is based on 423,903,558 ordinary shares outstanding as at May 31, 2002.

	Ordinary Shares Beneficially Owned as at May 31, 2002
Name	Number of Shares owned(1)		Percent of Class
James Michael O’Dwyer	199,729,664	(2)	47.12%
Charter Pacific Corporation Limited(3).	119,304,904		28.12%

(1)	As adjusted to reflect our 21.4-to-1 share split on March 31, 1999 and our five-to-one share split on May 31, 2000.
(2)
131,517,059 shares are owned by Mr. J.M. O’Dwyer, 68,212,500 shares are owned by O’Dwyer Investments Pty Ltd as trustee for the O’Dwyer Family Discretionary Trust and 105 shares owned by Rhonda Clare O’Dwyer in trust for Mr. J.M. O’Dwyer.

(3)	Charter Pacific Corporation Limited is a public company listed on the Australian Stock Exchange. As of May 31, 2002, Charter Pacific Limited had approximately 4163 shareholders.

Other than with respect to the voting rights agreement between Mr. J.M. O’Dwyer and Charter Pacific Corporation Limited and the relationship deed executed by Mr. J.M. O’Dwyer in consideration for the voting rights agreement, that are described in Item 6A “Directors, Senior Management and Employees”, our major stockholders do not have different voting rights with respect to our ordinary shares.

As at May 31, 2002, there were 7,606 record holders of ordinary shares, of which 7,497 represented Australian record holders holding approximately 99.0% of our outstanding ordinary shares.

To the best of our knowledge, we are not owned or controlled by any other corporation, by any foreign government or by any other natural or legal person(s). We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of Metal Storm.

B.    Related Party Transactions

Employment Agreements

We have employment agreements with Mr. J.M. O’Dwyer, our Managing Director, Mr. Vehlow, our Chief Corporate Officer, Mr. Schatz, our Senior Vice President—North America, Mr. Wetzig, our General Manager—Commercial, and Mr. Bambach, our Program Engineer—Australia. These agreements were entered into on an arms length basis.

Other Transactions

Legal and consulting services totaling approximately $141,120 for the period December 31, 2000 to May 31, 2002 were performed by McCullough Robertson Lawyers of which Mr. Heading, a director, is a partner.

Accounting and consulting services totaling approximately $82,978 for the period ended December 31, 2000 to May 31, 2002 were performed by BDO Kendalls, of which Mr. T.J. O’Dwyer, a director, is a partner.

On May 1, 1999 we entered into a consultancy agreement with General Downing, a director, to provide services to us in the U.S. in relation to the defense industry and market, defense technology and military and customer requirements. General Downing retired from our board in October 2001 and his consultancy agreement was terminated as of such date. He received fees for these services of approximately $62,519 for the period ended December 31, 2000 to the date of termination of his agreement.

On March 16, 2000 we entered into a consultancy agreement with Admiral Owens, a director, to provide services to us in the U.S in relation to the defense industry and market, defense technology and military and customer requirements. Admiral Owens received fees for these services of approximately $112,840 for the period ended December 31, 2000 to May 31, 2002.

We paid consultancy fees of approximately $43,490 to Clarity Business Consulting Pty Ltd, an entity of which Mr. P. Pursey, a director, is the sole shareholder for the period ended December 31, 2000 to May 31, 2002. The services included research and review of technical data and potential markets and liaison with various personnel and agencies in the U.S. regarding certain applications of our technology.

C.    Interest of Experts and Counsel

Not Applicable

Item 8.     Financial Information

A.    Financial Statements and Other Financial Information

Our financial statements are included in Item 18.

Other Financial Information

Export Sales

Not Applicable

Legal Proceedings

No known proceedings.

Dividends

Until we make a profit our directors will not be able to recommend that any dividends be paid to our stockholders. Our directors will not resolve a formal dividend policy for us until we generate profits. Our directors’ current intention is to reinvest our income in the continued development and operation of our business.

B.    Significant Changes

Since December 31, 2001, there has not been any matter of circumstance, other than that referred to elsewhere in this annual report, the financial statements or notes thereto, that has arisen that has significantly affected, or may significantly affect our operations, results of those operations, or the state of our affairs in future years.

Item 9.     The Offer and Listing

A.    Listing Details

Australian Stock Exchange

Our ordinary shares were listed and posted for trading on the Australian Stock Exchange (symbol “MST”) on July 8, 1999. The following table sets forth for the periods indicated the reported low and high bid prices and the average daily trading volume for our ordinary shares as quoted on the Australian Stock Exchange. All figures are in U.S. dollars.

	Price Per Ordinary Share		Average Daily Trading Volume
Year Ended	High	Low
December 31, 2001
First Quarter	$0.79	$0.53	98,352
Second Quarter	$0.73	$0.54	124,679
Third Quarter	$0.87	$0.47	153,886
Fourth Quarter	$1.08	$0.61	403,366
December 31, 2000
First Quarter(1)	$0.41	$0.27	94,292
Second Quarter(1)	$0.42	$0.27	261,701
Third Quarter	$2.10	$0.35	1,076,924
Fourth Quarter	$1.09	$0.50	172,712
December 31, 1999
Third Quarter(1)	$0.38	$0.26	114,270
Fourth Quarter(1)	$0.45	$0.31	—

	Price Per Ordinary Share		Average Daily Trading Volume
Month Ended	High	Low
December 31, 2001	$1.08	$0.68	620,166
January 31, 2002	$0.76	$0.67	228,170
February 28, 2002	$0.62	$0.56	190,929
March 31, 2002	$0.70	$0.54	315,428
April 30, 2002	$0.63	$0.50	153,503
May 31, 2002	$0.74	$0.53	356,225

(1)	Ordinary shares were subject to a 5 for 1 split on May 31, 2001. Prices and average daily trading volumes prior to the split are expressed in equivalent new (post split) share prices.

Nasdaq SmallCap Market

Our ordinary shares in the form of ADRs were listed for trading on the Nasdaq SmallCap Market (symbol “MTSX”) on December 12, 2001. The following table sets forth for the periods indicated the high and low closing sales prices in U.S. dollars and the average daily trading volume of our ADRs as reported on the Nasdaq SmallCap Market.

Month Ended:	High	Low	Average Daily Trading Volume
January 31, 2002	15.77	13.41	6,181
February 28, 2002	13.65	10.72	2,895
March 31, 2002	13.98	10.80	9,835
April 30, 2002	12.70	10.20	1,723
May 31, 2002	15.07	10.30	10,891

On June 27, 2002, the closing sales price in U.S. dollars of the ordinary shares and ADRs as reported on the ASX and the Nasdaq SmallCap Market were $0.51 and $10.99, respectively. We are registered under Section 12 of the Securities Exchange Act of 1934 and we file periodic reports with the Securities and Exchange Commission. As a foreign private issuer, we are not subject to the proxy rules under Section 14 of the Securities Exchange Act of 1934, and our officers, directors and principal stockholders are not subject to the insider short-swing profit disclosure and recovery provisions of Section 16 of such Act.

B.    Plan of Distribution

Not Applicable

C.    Markets

Our ordinary shares are currently listed on the Australian Stock Exchange under the symbol “MST” and on the Nasdaq SmallCap Market in the form of American Depositary Receipts under the symbol “MTSX”.

D.    Selling Stockholders

Not Applicable.

E.    Dilution

Not Applicable.

F.    Expenses of the Issue

Not Applicable.

Item 10.     Additional Information

A.    Share Capital

Not Applicable.

B.    Our Constitution

We are a public company limited by shares registered by the Australian Securities and Investments Commission or ASIC. We were registered on April 13, 1994 and our Australian company number is 064 270 006. Subject to the Australian Stock Exchange (Australian Stock Exchange) Listing Rules and the Corporations Act of Australia (Corporations Act), the rights that attach to our shares are detailed in our constitution. Our current constitution was adopted on May 14, 1999. Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia.

The material provisions of our constitution are summarized below. This summary is not intended to be complete, nor to constitute a definitive statement of the rights and liabilities of our stockholders and is qualified in its entirety by reference to the constitution which is available on request.

Directors

    Interested Directors

A director may not vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our constitution. Such director may not be counted in the quorum present at the meeting and if the director does vote, such vote may not be counted. Either or both of these prohibitions may be relaxed or suspended to any extent by resolution passed at a general meeting of stockholders.

The Corporations Act prohibits directors of companies listed on the Australian Stock Exchange from voting on matters in which they have a material personal interest, requires disclosure of such interest to stockholders, and requires stockholders’ approval of any provision of related party benefits.

    Directors’ Compensation

Our directors are paid remuneration for their services as directors, which is determined in a general meeting of stockholders. The aggregate, fixed sum for directors’ remuneration is to be divided among the directors in such proportion as the directors themselves agree, and in accordance with our constitution. The fixed sum remuneration for directors may not be increased except at a general meeting of stockholders and the particulars of the proposed increase are required to have been provided to stockholders in the notice convening the meeting.

Pursuant to our constitution any director who devotes special attention to our business or who otherwise performs services which in the opinion of our board of directors are outside the scope of the ordinary duties of a director, or who at the request of the board of directors engages in any journey related to our business, may be paid extra remuneration which is determined by the board.

In addition to other remuneration provided in our constitution, all directors are entitled to be paid by us for reasonable travel accommodation and other expenses incurred by the directors in attending company meetings, board meetings, committee meetings or while engaged on our business.

Additionally in accordance with our constitution, a director may be paid a retirement benefit as determined by the board of directors in accordance with the Corporations Act and the Australian Stock Exchange Listing Rules.

    Borrowing Powers Exercisable by Directors

Pursuant to our constitution, the management and control of our business affairs are vested in our board of directors. The board has the powers to raise or borrow money, guarantee the debts or obligations of any person and enter into any other financial arrangement, in each case in the manner and on the terms it thinks fit. The board may also charge any of our property or business or any uncalled capital and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

    Retirement of directors

Pursuant to our constitution, one third of directors other than the director who is the managing director, must retire from office at every annual general meeting. If the number of directors is not a multiple of three then the number nearest to but not less than one third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director, other than the director who is a managing director, must retire from office at the conclusion of the third annual general meeting after which the director was elected.

There are no requirements in our constitution regarding the retirement of directors at any particular age. The Corporations Act, however, requires that directors retire at the conclusion of the first annual general meeting after a director reaches age 72. A person who has reached age 72 may by special resolution of our stockholders be appointed or re-appointed as a director, provided the notice of meeting and the resolution appointing such director states such director’s age.

Share Qualifications

There are no requirements under our constitution or elsewhere for directors to own our shares in order to qualify as directors.

Rights and Restrictions on Classes of Shares

Subject to the Corporations Act and the Australian Stock Exchange Listing Rules rights attaching to our shares are detailed in our constitution. Our constitution provides that, any of our shares may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as the board of directors may from time to time determine. Except as provided by contract or by our constitution to the contrary, all unissued shares are under the control of the board which may grant options on the shares, allot or otherwise dispose of the shares on the terms and conditions and for the consideration it deems fit. Currently our outstanding share capital consists of only one class of ordinary shares.

    Dividend Rights

The board may from time to time determine to pay dividends to stockholders. All unclaimed dividends may be invested or otherwise made use of by the board for our benefit until claimed or otherwise disposed of in accordance with our constitution.

    Voting Rights

Under our constitution, each stockholder has one vote determined by a show of hands at a meeting of the stockholders. On a poll vote each stockholder shall have one vote for each fully paid share and a fractional vote for each share which is not fully paid, such fraction being equivalent to the proportion of the amount which has been paid to such date on that share. Under Australian law, stockholders are not permitted to approve corporate matters by written consent. Our constitution does not provide for cumulative voting.

    Right to Share in our Profits

Pursuant to our constitution, our stockholders are entitled to participate in our profits only by payment of dividends. The board may from time to time determine to pay dividends to the stockholders, however no dividend is payable except out of our profits. A declaration by the board as to the amount of our profits is conclusive.

    Rights to Share in the Surplus in the Event of Liquidation

Our constitution provides for the right of stockholders to participate in a surplus in the event of our liquidation. In certain circumstances, any division may be otherwise than in accordance with the legal rights of the contributories, and in particular, any class may be given preferential or special rights or may be excluded altogether or in part from participation in surplus in the event of liquidation. In the case of any division otherwise than in accordance with the legal rights of the contributories, any contributory who would be prejudiced by the division has a right to dissent and has ancillary rights, as if the determination were a special resolution passed pursuant to the Corporations Act relating to the sale or transfer of our assets by a liquidator or in a voluntary winding up.

    Redemption Provisions

There are no redemption provisions in our constitution in relation to ordinary shares. Under our constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are or may at our option, be liable to be redeemed.

    Sinking Fund Provisions

There are no sinking fund provisions in our constitution in relation to ordinary shares.

    Liability for Further Capital Calls

According to our constitution, the board may make any calls from time to time upon stockholders in respect of all monies unpaid on shares, subject to the terms upon which any of the shares have been issued. Each stockholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the board. Calls may be made payable by installment.

Provisions Discriminating Against Holders of a Substantial Number of Shares

There are no provisions under our constitution discriminating against any existing or prospective holders of a substantial number of our shares.

Variation of Share Rights

Our constitution provides that, unless otherwise provided by the terms of issue of the shares of such class, the rights attaching to any class of shares, may, subject to the Australian Stock Exchange Listing Rules, be varied with the consent in writing of members with at least 75% of the votes in the class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class. Our constitution also provides that the rights conferred upon holders of shares of any class issued with preferred or other rights are, unless otherwise expressly provided by the terms of issue of the shares of that class, deemed not to be varied by the creation or issue of further shares ranking equally with the first mentioned shares. These conditions are not more significant than required by the Corporations Act .

General Meetings of Stockholders

General meetings of stockholders may be called by the board of directors. Except as permitted under the Corporations Act, stockholders may not convene a meeting. Under the Corporations Act, stockholders with at least 5% of the votes which may be cast at a general meeting may call and arrange to hold a general meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of stockholders with at least 5% of the votes that may be cast at a general meeting or at least 100 stockholders who are entitled to vote at the general meeting. Twenty-eight days’ notice of the proposed meeting of our stockholders is required under the Corporations Act.

According to our constitution, the chairman of the general meeting may refuse admission to or exclude from the meeting, any person who is in possession of a picture recording or sound recording device, in possession of a placard or banner, in possession of an object considered by the chairman to be dangerous, offensive or liable to cause disruption, any person who refuses to produce or permit examination of any object, any person who behaves or threatens to behave in a dangerous, offensive or destructive manner, or any person who is not a director or one of our auditors, one of our stockholders or a proxy, attorney or representative of one of our stockholders.

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act of 1974. Generally this act applies to acquisitions or proposed acquisitions:

(a)  by a foreign person, as defined in the Foreign Acquisitions and Takeovers Act, or associated foreign persons which would result in such persons having an interest in 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company, and

(b)  by non associated foreign person which would result such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or interest in shares in an Australian company in contravention of the Act, the Australian Federal Treasurer may order the divestiture of such person’s shares or interest in shares in the company. The Australian Federal Treasurer may order divestiture pursuant to the Act if he determines that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the company and that such control is contrary to the national interest.

Merger Acquisition or Restructure

Our constitution indicates that where offers to purchase our shares have been made under a proportional take-over scheme, we are prohibited from registering a transfer which would give effect to the contract resulting from the acceptance of such an offer unless and until a resolution to approve the proportional takeover scheme is approved at a meeting by the persons entitled to vote on such resolution. The offeror or an associate of the offeror is not entitled to vote on such resolution. A person, other than an offeror or associate of the offeror, who, as at the end of the day in which the first offer under the proportional takeover scheme was made, held shares in that class of shares, is entitled to one vote for each of the shares held in that class.

Ownership Threshold

There are no provisions in our constitution, which require a stockholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial stockholder to notify us and the Australian Stock Exchange once a 5% interest in our shares is obtained. Further, once a stockholder owns a 5% interest in us, such stockholder must notify us and the Australian Stock Exchange of any increase or decrease of 1% or more in its holding in our shares.

Conditions for Change of Capital

There are no conditions imposed by our constitution relating to changes in our capital which are more stringent than are required by the Corporations Act .

Stock Issues and Takeover Attempts

We are governed by the Corporations Act which provides stockholders with broad protection in relation to takeovers, including:

•	That the acquisition of control over voting shares takes place in a efficient, competitive and informed market;

•	That stockholders have enough information to assess the merits of a proposal;

•
That stockholders all have a reasonable and equal opportunity to participate in any benefits accruing to the stockholders through any proposal under which a person would acquire a substantial interest.

Further, subject to limited exceptions provided in the Australian Stock Exchange Listing Rules, we must not issue or agree to issue shares, without the approval of holders of our ordinary shares, for three months after we are told in writing that a person is making or proposes to make, a takeover for our shares.

The exceptions to the listing rule are as follows:

•	an issuance or agreement to issue which we have notified the Australian Stock Exchange of before we are told a person is making or proposes to make a takeover for our shares;

•	an issuance to our ordinary stockholders on a pro-rata basis;

•	an issuance made due to an exercise of rights of conversion already in existence;

•	an issuance by us as consideration for an off-market takeover bid made by us where we are required to comply with the provisions of the Corporations Act;

•	an issuance under a dividend stock distribution plan that is in operation before we are told a person is making or proposes to make a takeover for our shares;

•	if there is an agreement to issue shares and such agreement is conditional on ordinary stockholders approving the issuance before the issuance is made.

Access to and Inspection of Documents

Inspection of our records is governed by the Corporation Act. Any person has the right to inspect our company registers on payment of a fee. Stockholders are not required to pay a fee for inspection. Any person may obtain copies of a register or any part of the register upon payment of a fee as prescribed by us. Further, we must ensure that the minute books for the meetings of our stockholders are open for inspection to our stockholders free of charge. Other corporate records including minutes of directors meetings, financial records and other documents are not open for inspections by stockholders. However, a stockholder may apply to a court to make an order for inspection of our books, if the applicant stockholder is acting in good faith and the inspection is make for a proper purpose.

CHESS

Holding Statements

We participate in the Clearing House Electronic Sub-Register System, known as CHESS, which is maintained by the CHESS Securities Clearing House pursuant to the Australian Stock Exchange Listing Rules and the Securities Clearing House business rules. CHESS is an electronic transfer and settlement system, with no requirement for paper transfer documents. Accordingly, the legal registered record of holding balances for our CHESS-approved shares are recorded on either of the electronic CHESS sub-register or the electronic issuer sponsored sub-register, which together form the complete company register. We do not issue share certificates to stockholders. Instead, we provide stockholders with a holding statement (similar to a bank account statement) that sets out the number of ordinary shares registered in each stockholder’s name. This statement also advised stockholders of their holder identification number or stockholder reference number and relevant particulars. If a shareholding changes during any month, stockholders will receive a statement after the end of that month. Stockholders may also request statements at any other time (subject to payment of a small administration fee).

C.    Material Contracts

Refer to Item 4B “Information on Metal Storm—Business Overview—Research and Development” for a description of our material contracts.

D.    Exchange Controls

The Australian dollar is convertible into U.S. dollars at freely floating rates, and there are currently no restrictions on the flow of Australian dollars between Australia and the U.S Unless the Reserve Bank of Australia has given specific approval under the Banking (Foreign Exchange) Regulations, payments or transfers to or for the order of prescribed governments and their statutory authorities, agencies and entities and, in certain cases, nationals of prescribed countries are subject to certain limited exceptions, restrictions or prohibitions. The prescribed governments and countries currently include the governments and countries of Iraq, Libya, Afghanistan and Angola. No such restrictions or prohibitions apply to the U.S.

E.    Taxation

The following is a summary of the material U.S. federal income tax and Australian tax consequences to U.S. holders, as defined below, of the acquisition, ownership and disposition of American Depositary Shares (“ADSs”) or ordinary shares and is based on the laws in force as at the date of this annual report. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares in their particular circumstances. This discussion relies in part on representations by the depositary in the deposit agreement and related documents and the assumption that each obligation in the deposit agreement and related documents will be performed in accordance with their terms.

U.S. Federal Income Tax Considerations

In this section, we discuss the material U.S. federal income tax considerations applicable to an investment in ADSs, which are evidenced by American Depositary Receipts (“ADRs”), or ordinary shares by a U.S. holder, as defined below, that will hold the ADSs or ordinary shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). We do not discuss any tax considerations that may apply to holders subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons subject to the alternative minimum tax, persons that hold ADSs or ordinary shares as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, persons that own 10% or more of our equity or persons that are not U.S. holders.

This section is based on the Code, income tax regulations issued under the Code, and judicial and administrative interpretations of the Code and the income tax regulations, all as of the date of this annual report. All of the foregoing are subject to change at any time, and any change could be retroactive.

In this section, a “U.S. holder” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.,

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•
a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions.

If a partnership holds ADSs or ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that will hold ADSs or ordinary shares should consult their tax advisors.

You should consult your tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of an investment in ADSs or ordinary shares.

    Ownership of ADSs in General

A beneficial owner of ADSs will be treated as the beneficial owner of the ordinary shares represented by such ADSs for U.S. federal income tax purposes.

    Dividends

Subject to the passive foreign investment company rules, discussed below, U.S. holders will include as dividend income any distributions of cash or property, other than certain pro rata distributions of ordinary shares, with respect to ADSs or ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income at the time of receipt, which, for a holder of ADSs, generally will be the date of receipt by the depositary. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits, as so determined, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the ADSs or ordinary shares and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of our earnings and profits, as determined for U.S. federal income tax purposes. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate stockholders.

Includible distributions paid in Australian dollars, including any Australian withholding taxes, will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize any foreign exchange gain or loss.

Dividends received by a U.S. holder with respect to ADSs or ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid with respect to ADSs or ordinary shares will generally constitute “passive income” or, in the case of certain U.S. holders, “financial services income.”

Subject to certain complex limitations, a U.S. holder generally will be entitled to a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld by us.

You should consult your tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations—Taxation of Dividends.”

    Sale or Exchange of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules, discussed below, a U.S. holder generally will recognize gain or loss on a disposition, including a sale, exchange or redemption, of ADSs or ordinary shares equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ADSs or ordinary shares. This gain or loss will be capital gain or loss and will generally be long-term capital gain or loss if the U.S. holder has held the ADSs or ordinary shares for more than one year. Generally, for U.S. holders who are individuals, long-term capital gains are subject to U.S. federal income tax at a maximum rate of 20%. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the U.S The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ADSs or ordinary shares. See “Australian Tax Considerations—Tax on Sales or other Dispositions of Shares.”

    Passive Foreign Investment Company Status

The Code provides special anti-deferral rules regarding certain distributions received by U.S. stockholders with respect to, and sales and other dispositions, including pledges, of shares of stock of, a “passive foreign investment company” (“PFIC”). A foreign corporation will be treated as a PFIC for any taxable year if 75% or more of its gross income for the taxable year is passive income or the average percentage of its assets, generally by value, that produce or are held for the production of passive income is at least 50%.

A U.S. stockholder that holds stock in a foreign corporation during any taxable year in which the corporation qualifies as a PFIC is subject to tax under the “excess distribution” rules unless the stockholder elects to treat the PFIC as a “qualified electing fund” (“QEF”) or makes a “mark-to-market” election, each as discussed below. An “excess distribution” is a distribution with respect to PFIC stock that exceeds 125% of the average of such distributions over the preceding three-year period or, if shorter, the stockholder’s holding period for its shares. Excess distributions are allocated ratably to each day of the U.S. stockholder’s holding period. Amounts allocated to the current taxable year and any years before the corporation was a PFIC are currently included in gross income as ordinary income. Amounts allocated to other taxable years are taxed at the highest ordinary income tax rates in effect for those years, and the tax for each such prior year is subject to an interest charge at the rate applicable to income tax deficiencies. In addition, the entire amount of any gain that a U.S. stockholder realizes upon a sale or other disposition of shares in a PFIC is considered an excess distribution subject to tax and interest as described above. A U.S. stockholder that acquires shares in a PFIC from a decedent generally will not receive a “stepped-up” fair market value tax basis in such shares but, instead, will receive a tax basis equal to the decedent’s basis, if lower. If a corporation is a PFIC for any taxable year during which a U.S. stockholder holds shares in the corporation, then the corporation generally will continue to be treated as a PFIC with respect to the stockholder’s shares, even if the corporation no longer satisfies either the passive income or passive assets test described above, unless the U.S. stockholder terminates this deemed PFIC status by electing to recognize gain, which will be taxed under the excess distribution rules as if such shares had been sold on the last day of the last taxable year for which the corporation was a PFIC (a “purging election”).

The excess distribution rules may be avoided if a U.S. stockholder makes a QEF election effective beginning with the first taxable year in the stockholder’s holding period in which the corporation is a PFIC. A U.S. stockholder that makes a QEF election is required to include in income its pro rata share of the corporation’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. stockholder whose QEF election is effective after the first taxable year during the stockholder’s holding period in which the corporation is a PFIC will continue to be subject to the excess distribution rules for years beginning with such first taxable year and prior to the year in which the QEF election first becomes effective unless the stockholder elects to recognize as an excess distribution any gain that the stockholder would have recognized if the shares were sold on the first day of the first taxable year for which the QEF election is effective. In general, a U.S. stockholder makes a QEF election by attaching a completed Internal Revenue Service (“IRS”) Form 8621 to a timely filed U.S. federal income tax return for the year beginning with which the QEF election is to be effective. In certain circumstances, a U.S. stockholder may be able to make a retroactive QEF election. In order for a U.S. stockholder to make a QEF election, the corporation must annually provide or make available to the stockholder certain information. A QEF election can be revoked only with the consent of the IRS.

As an alternative to making a QEF election, a U.S. stockholder may make a “mark-to-market” election with respect to its PFIC shares if the shares meet certain minimum trading requirements. A U.S. stockholder that makes a mark-to-market election will be required to include in income each year an amount equal to the excess of the fair market value of the shares that the stockholder owns as of the close of the taxable year over the stockholder’s adjusted tax basis in the shares. The U.S. stockholder will be entitled to a deduction for the excess, if any, of the stockholder’s adjusted tax basis in the shares over the fair market value of the shares as of the close of the taxable year; provided, however, that the deduction will be limited to the extent of any net mark-to-market gains with respect to the shares included by the U.S. stockholder under the election for prior taxable years. The U.S. stockholder’s basis in the shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale or exchange of the shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale or exchange of shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the shares cease to meet applicable trading requirements or the IRS consents to its revocation. The excess distribution rules generally do not apply to apply to a U.S. stockholder for tax years for which a mark-to-market election is in effect. However, if a U.S. stockholder makes a mark-to-market election for PFIC stock after the beginning of the stockholder’s holding period for the stock, a coordination rule applies to ensure that the stockholder does not avoid the tax and interest charge with respect to amounts attributable to periods before the election.

        A U.S. stockholder of a PFIC must file an IRS Form 8621 annually regardless of whether or not it makes a QEF election.

        We believe that we were a PFIC in 1999 and 2000, but not in 2001. U.S. holders that acquired ADSs or ordinary shares in 1999 or 2000 would generally be subject to the excess distribution rules. U.S. holders that acquired ADSs or ordinary shares in 1999 or 2000 should consult their tax advisors regarding the consequences of owning and disposing of ADSs or ordinary shares in a PFIC, including the possibility of making a purging election.

We expect to conduct our affairs so that we will not be a PFIC in the foreseeable future. However, there can be no assurance that we will not be classified as a PFIC in 2002 or thereafter because the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In the event we are classified as a PFIC, we intend to provide U.S. holders with the information necessary to report income and gain in accordance with a QEF election.

We urge you to consult with your tax advisor regarding the application of the PFIC rules to you in light of your particular circumstances.

    Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, ADSs or ordinary shares by a paying agent within the U.S. to a U.S. holder, other than an “exempt recipient,” including a corporation and certain other persons that, when required, demonstrate their exempt status. A paying agent within the U.S. will be required to backup withhold 30%, subject to phased-in rate reductions, of any payments of dividends on, and the proceeds from the disposition of, ADSs or ordinary shares within the U.S. to a U.S. holder, other than an “exempt recipient,” if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ADSs or ordinary shares. You should consult with your tax advisor concerning the tax consequences to you in your particular situation.

Australian Tax Considerations

In this section we discuss the material Australian tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of ADSs which are evidenced by ADRs, or ordinary shares. This discussion is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the ADSs or shares. This summary is based upon the premise that the holder is not an Australian tax resident.

    Nature of ADRs for Australian Taxation Purposes

ADSs held by a U.S. holder will be treated for Australian taxation purposes as held under a ‘bare trust’ for such holder. Consequently, the underlying ordinary shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to non-Australian resident holders of ordinary shares which, for Australian taxation purposes, will be the same as to U.S. holders of ADSs.

    Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be ‘franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable by the company to non-Australian resident stockholders will be subject to dividend withholding tax, to the extent the dividends are unfranked. Dividend withholding tax will be imposed at 30%, unless a stockholder is a resident of a country with which Australia has a double taxation agreement. Under the provisions of the current Double Taxation Convention between Australia and the U.S., the Australian tax withheld on unfranked dividends paid by us to which a resident of the U.S. is beneficially entitled is limited to 15%, unless the shares are effectively connected to a permanent establishment or fixed base in Australia through which the stockholder carries on business or provides independent personal services, respectively.

There are proposed changes to the double taxation convention between Australia and the U.S. which if enacted mean that if a company that is a non-Australian resident stockholder did own a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the U.S. is beneficially entitled is limited to 5%. It is anticipated that these changes will take effect for Australian taxation purposes from July 1, 2003.

    Tax on Sales or other Dispositions of Shares—Capital gains tax

Non-Australian resident stockholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital at any time during the five years before the disposal of the shares.

If a non-Australian resident stockholder did own a 10% or more interest, that stockholder would be subject to Australian capital gains tax to the same extent as Australian resident stockholders. The Australian Taxation Office maintains the view that Australian capital gains tax is not limited by the Double Taxation Convention between the U.S. and Australia. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain stockholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

    Tax on Sales or other Dispositions of Shares—Stockholders Holding Shares on Revenue Account

Some non-Australian resident stockholders may hold shares on revenue rather than on capital account, for example, share traders. These stockholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian resident stockholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29%. Some relief from the Australian income tax may be available to such non-Australian resident stockholders under the Double Taxation Convention between the U.S. and Australia, for example, because the stockholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian resident stockholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the stockholder would not be subject to double tax on any part of the income gain or capital gain.

    Dual Residency

If a stockholder were a resident of both Australia and the U.S. under those countries’ domestic taxation laws, that stockholder may be subject to tax as an Australian resident. If, however, the stockholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the U.S. and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Stockholders should obtain specialist taxation advice in these circumstances.

    Stamp Duty

From July 1, 2001, any transfer of shares through trading on the Australian Stock Exchange, whether by Australian residents or foreign residents, are not subject to Queensland stamp duty.

    Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

    Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

F.    Dividends and Paying Agents

Not Applicable.

G.    Statements by Experts

Not Applicable.

H.    Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, are required to file reports, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are not required to make filings with the Commission by electronic means, although we may do so. Any filings we make electronically will be available to the public over the Internet at the Commission’s web site at http:/www.sec.gov.

I.    Subsidiary Information

Metal Storm, Inc, a wholly owned subsidiary of Metal Storm Limited, was incorporated on March 14, 2001. The assets of the subsidiary, as at May 31, 2002, are bank accounts with funds of approximately $241,000 on deposit and fixed assets of office plant and equipment of approximately $24,168.

Item 11.     Quantitative and Qualitative Disclosure about Market Risk

We invest excess cash in interest-bearing, investment-grade securities and time deposits in high-quality institutions. We do not utilize derivative financial instruments, derivative commodity instruments, positions or transactions in any material manner. Accordingly, we believe that, while the investment-grade securities and time deposits we hold are subject to changes in financial standing of the issuer of such securities, the principal is not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. Since we do not invest in locations outside Australia, we are not subject to cross-border risks.

We operate in Australia, and we will be subject to certain foreign currency exposure. Historically, currency translation gains and losses have been reflected as adjustments to stockholders’ equity, while transaction gains and losses have been reflected as components of income and loss. Translation gains and losses could be material depending upon changes in the exchange rate relationships between the Australian dollar and the U.S. dollar. See “Item 5 Operating and Financial Review and Prospects—Effects of Currency Fluctuation” above for a detailed description of the impact of foreign currency translation on our financial statements.

Item 12.     Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.     Material Modifications to the Rights of Security Holders and the Use of Proceeds

Not Applicable

Item 15.     Reserved

Item 16.     Reserved

PART III

Item 17.     Financial Statements

Not Applicable

Item 18.     Financial Statements

See pages F-1-F-21 of this annual report.

Item 19.     Exhibits

Exhibit Index

Exhibit Number	Description of Exhibit

1.1	Constitution of Metal Storm*

4.1	DSTO Research Agreement dated April 20, 2001*

4.2	DSTO Technology License Agreement dated April 20, 2001, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.3
DARPA/Metal Storm/SAIC Advanced Sniper Rifle Program and Additional Studies dated March 22, 2000 (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.4	Agreement between SAIC and Metal Storm dated November 29, 2000, as amended (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.5	SAIC Agreement dated October 17, 1998 (portions omitted pursuant to a request for confidential treatment; non-public information has been filed with the SEC)*

4.6	Employment Agreement of J.M. O’Dwyer*

4.7	Employment Agreement of A. Schatz*

4.8	Employment Agreement of P. Wetzig*

4.9	Employment Agreement of R. Bambach*

4.10	Consulting Agreement of W. Owens*

4.11	Discretionary Share Option Scheme*

4.12	Employment Agreement of C. Vehlow

10.1	Relationship Deed dated May 25, 1999 between James Michael O’Dwyer and Charter Pacific Corporation*

*	Incorporated by reference from our Registration Statement on Form 20-F filed on December 12, 2001, File No. 0-31212.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED

By:	/s/ PETER RONALD WETZIG
Peter Ronald Wetzig General Manager—Commercial and Company Secretary

Date:    June 28, 2002

[LETTERHEAD OF ERNST & YOUNG]

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Metal Storm Limited

We have audited the accompanying consolidated balance sheet of Metal Storm Limited and its subsidiary (a development stage enterprise) (the Company) as of December 31, 2001 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Metal Storm Limited and its subsidiary as of December 31, 2000 and each of the two years in the period ended December 31, 2000, were audited by other auditors whose report, dated October 4, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Metal Storm Limited and its subsidiary at December 31, 2001 and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG

/s/    ERNST & YOUNG

Brisbane, Queensland, Australia
May 14, 2002

[LETTERHEAD OF DELOITTE TOUCHE TOHMATSU]

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of Metal Storm Limited

We have audited the accompanying balance sheets of Metal Storm Limited (a development stage enterprise) as of December 31, 2000 and 1999, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Metal Storm Limited (a development stage enterprise) at December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/    DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

/s/ MARK O’SHEA
Mark O’Shea Partner

4 October 2001
Brisbane, Queensland
Australia

METAL STORM LIMITED
(a development stage enterprise)

BALANCE SHEETS
(U.S. DOLLARS)

	As of December 31,
	2001	2000
ASSETS:
Current assets:
Cash and cash equivalents	$3,129,777	$4,184,255
Grant receivable	170,489	77,309
Prepaid expenses	74,586	45,026
Other	37,925	22,387

Total current assets	3,412,777	4,328,977

Property and equipment, net	114,218	38,548

Total assets	$3,526,995	$4,367,525

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$128,834	$115,304
Accounts payable—related party	50,948	68,033
Accruals for employee entitlements	52,570	23,741

Total current liabilities	232,352	207,078

Accruals for employee entitlements, non-current	30,990	10,649

Total liabilities	263,342	217,727

Commitments and contingencies	—	—

Stockholders’ equity:
Ordinary shares issued—no par value; 423,403,558 and 421,250,210 shares issued, authorized and outstanding in 2001 and 2000, respectively.	11,667,773	8,937,914
Deficit accumulated during development stage	(6,524,035)	(3,873,681)
Unearned compensation	(646,590)	(51,541)
Accumulated other comprehensive loss	(1,233,495)	(862,894)

Total stockholders’ equity	3,263,653	4,149,798

Total liabilities and stockholders’ equity	$3,526,995	$4,367,525

See accompanying notes to financial statements

METAL STORM LIMITED
(a development stage enterprise)

STATEMENTS OF OPERATIONS
(U.S. DOLLARS)

	For the years ending December 31,			For the Period from April 13, 1994 (inception) to December 31, 2001
	2001	2000	1999
Operating income:
Grant income	$353,180	$78,958	$30,358	$671,158

Total operating income	353,180	78,958	30,358	671,158

Operating expenses:
Research and development	1,673,978	831,812	870,610	4,466,562
Depreciation	29,578	13,925	6,414	72,242
Rentals on operating leases	90,156	75,417	41,112	206,685
General and administrative	1,291,573	650,178	361,200	3,045,820
Employee stock based compensation	207,804	17,557	—	225,361

Total operating expenses	3,293,089	1,588,889	1,279,336	8,016,670

Loss from operations	(2,939,909)	(1,509,931)	(1,248,978)	(7,345,512)

Other income (expense):
Interest income	196,068	326,211	119,540	702,861
Interest expense	(48)	(3,562)	(1,133)	(4,741)
Foreign exchange gains	93,535	29,368	—	123,357

Total other income	289,555	352,017	118,407	821,477

Net loss	$(2,650,354)	$(1,157,914)	$(1,130,571)	$(6,524,035)

Net loss per ordinary share (basic and diluted)	$(0.006)	$(0.003)	$(0.003)

Weighted average ordinary shares outstanding	422,326,884	421,250,210	411,250,210

See accompanying notes to financial statements

METAL STORM LIMITED
(a development stage enterprise)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(U.S. DOLLARS)

	Number of Ordinary Shares	Amount	Accumulated Deficit	Accumulated Unearned Compensation	Accumulated Other Comprehensive Income(Loss)	Total
Balance at Inception	—	$—	$—	$—	$—	$—
Other comprehensive income:
Translation adjustment	—	—	—	—	12,679	12,679
Net loss	—	—	(740,991)	—	—	(740,991)

Comprehensive loss	—	—	—	—	—	(728,312)

Issuance of ordinary shares in exchange for patents and intellectual property (May 4, 1994)	1,125,000	—	—	—	—	—
Issuance of ordinary shares (May 4, 1994)	500,002	365,951	—	—	—	365,951
Compensation expense	—	465,588	—	—	—	465,588

Balance—June 30, 1995	1,625,002	831,539	(740,991)	—	12,679	103,227
Other comprehensive income:
Translation adjustment	—	—	—	—	21,618	21,618
Net loss	—	—	(178,748)	—	—	(178,748)

Comprehensive loss	—	—	—	—	—	(157,130)

Issuance of ordinary shares (100,000 November 3, 1995; 562,500 December 15, 1995; 5,000 May 20, 1996)	667,500	506,766	—	—	—	506,766

Balance—June 30, 1996	2,292,502	1,338,305	(919,739)	—	34,297	452,863
Other comprehensive income:
Translation adjustment	—	—	—	—	(14,622)	(14,622)
Net loss	—	—	(208,962)	—	—	(208,962)

Comprehensive loss	—	—	—	—	—	(223,584)

Balance—June 30, 1997	2,292,502	1,338,305	(1,128,701)	—	19,675	229,279

METAL STORM LIMITED
(a development stage enterprise)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(U.S. DOLLARS)

	Number of Ordinary Shares	Amount	Accumulated Deficit	Accumulated Unearned Compensation	Accumulated Other Comprehensive Income(Loss)	Total
Balance—June 30, 1997	2,292,502	1,338,305	(1,128,701)	—	19,675	229,279
Other comprehensive income:
Translation adjustment	—	—	—	—	(62,120)	(62,120)
Net loss	—	—	(272,032)	—	—	(272,032)

Comprehensive loss	—	—	—	—	—	(334,152)

Issuance of ordinary shares (March 30, 1998)	820,000	554,977	—	—	—	554,977
Share Options exercised (March 30, 1998)	637,500	4,314	—	—	—	4,314

Balance—June 30, 1998	3,750,002	1,897,596	(1,400,733)	—	(42,445)	454,418
Other comprehensive income:
Translation adjustment	—	—	—	—	(6,615)	(6,615)
Net loss	—	—	(184,463)	—	—	(184,463)

Comprehensive loss	—	—	—	—	—	(191,078)

Balance—December 31, 1998	3,750,002	1,897,596	(1,585,196)	—	(49,060)	263,340
Other comprehensive income:
Translation adjustment	—	—	—	—	131,537	131,537
Net loss	—	—	(1,130,571)	—	—	(1,130,571)

Comprehensive loss	—	—	—	—	—	(999,034)

Share split	76,500,040	—	—	—	—	—
Issuance of ordinary shares (June 9, 1999)	4,000,000	7,745,070	—	—	—	7,745,070
Share issue costs	—	(773,850)	—	—	—	(773,850)

Balance—December 31, 1999	84,250,042	8,868,816	(2,715,767)	—	82,477	6,235,526

METAL STORM LIMITED
(a development stage enterprise)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(U.S. DOLLARS)

	Number of Ordinary Shares	Amount	Accumulated Deficit	Accumulated Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Balance—December 31, 1999	84,250,042	8,868,816	(2,715,767)	—	82,477	6,235,526
Other comprehensive income:
Translation adjustment	—	—	—	—	(945,371)	(945,371)
Net loss	—	—	(1,157,914)	—	—	(1,157,914)

Comprehensive loss	—	—	—	—	—	(2,103,285)

Share split	337,000,168	—	—	—	—	—
Unearned compensation	—	69,098	—	(69,098)	—	—
Amortization of unearned compensation	—	—	—	17,557	—	17,557

Balance—December 31, 2000	421,250,210	8,937,914	(3,873,681)	(51,541)	(862,894)	4,149,798
Other comprehensive income:
Translation adjustment	—	—	—	—	(370,601)	(370,601)
Net loss	—	—	(2,650,354)	—	—	(2,650,354)

Comprehensive loss	—	—	—	—	—	(3,020,955)
Options issued to employee fully vested	—	56,616	—	—	—	56,616
Unearned compensation	—	746,237	—	(746,237)	—	—
Amortization of unearned compensation	—	—	—	151,188	—	151,188
Options issued to non-employee fully vested	—	303,159	—	—	—	303,159
Issuance of ordinary shares (1,390,154 March 19, 2001; 658,194 May 29, 2001)	2,048,348	1,553,770	—	—	—	1,553,770
Issuance of ordinary shares (June 1, 2001)	100,000	68,677	—	—	—	68,677
Share options exercised (June 28, 2001)	5,000	1,400	—	—	—	1,400

Balance—December 31, 2001	423,403,558	$11,667,773	$(6,524,035)	$(646,590)	$(1,233,495)	$3,263,653

The functional currency for the Company’s operations is Australian dollars (A$). The translation from Australian dollars into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at balances sheet date and for revenue and expense accounts using the average exchange rate during the period. The gains or losses resulting from such translation are included in other comprehensive income(loss).

See accompanying notes to financial statements

METAL STORM LIMITED
(a development stage enterprise)

STATEMENTS OF CASH FLOWS
(U.S. DOLLARS)

	For the years ending December 31,			For the Period from April 13, 1994 (inception) to December 31, 2001
	2001	2000	1999
Operating Activities
Net loss	$(2,650,354)	$(1,157,914)	$(1,130,571)	$(6,524,035)
Depreciation	29,578	13,925	6,414	72,242
Stock based compensation—employee	207,804	17,557		225,441
Stock based compensation—non-employees	303,159	—	—	303,079
Foreign exchange loss	29,048	—	—	29,048
Common shares issued for services rendered	68,677	—	—	68,677
Net change in operating assets and liabilities:
(Increase) decrease in assets:
Grant receivable and other current assets	(112,630)	(102,031)	(680)	(199,255)
Prepaid expenses	(33,801)	25,869	(75,754)	(74,674)
Increase (decrease) in liabilities:
Accounts payables	32,073	36,046	91,387	261,152
Accruals for employee entitlements	11,273	(24,827)	77,008	(36,075)
Accruals for employee entitlements, non-current	21,519	2,932	9,040	31,103

Net cash used in operating activities	(2,093,654)	(1,188,443)	(1,023,156)	(5,843,297)

Investing activities
Payment for property and equipment	(115,472)	(21,647)	(34,074)	(201,875)

Net cash used in investing activities	(115,472)	(21,647)	(34,074)	(201,875)

Financing Activities
Proceeds from share options exercised	1,400	—	—	5,714
Proceeds from share issue	1,553,770	—	7,745,070	10,726,535
Share issue costs	—	—	(773,850)	(773,850)

Net cash provided by financing activities	1,555,170	—	6,971,220	9,958,399

Effect of exchange rate changes on cash	(400,522)	(960,523)	274,751	(783,450)
Net increase (decrease) in cash and cash equivalents	(1,036,478)	(2,170,613)	6,188,741	3,129,777
Cash and cash equivalents, beginning of year	4,184,255	6,354,868	166,127	—

Cash and cash equivalents, end of year	$3,129,777	$4,184,255	$6,354,868	$3,129,777

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$48	$3,562	$1,133	$4,473

See accompanying notes to financial statements

METAL STORM LIMITED
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

Organization and Nature of Operations

Metal Storm Limited was incorporated in Queensland, Australia on April 13, 1994 and listed on the Australian Stock Exchange on July 8, 1999. On March 14, 2001, Metal Storm Limited formed a wholly-owned U.S. subsidiary, Metal Storm, Inc., incorporated in the state of Virginia (collectively referred to as “Metal Storm” or the “Company”).

Metal Storm is a development stage enterprise engaged in the research and development of electronic ballistics technology. The company continues to establish the viability of this technology with government agencies in the U.S. and Australia. The technology has no known equivalent and incorporates a 100% electronic firing system. The technology has many potential applications, including applications in the military and law enforcement industries, firearms and the commercial environment.

Principles of Consolidation

The financial statements as of and for the year ended December 31, 2001 include the accounts of Metal Storm Limited and its wholly-owned subsidiary, Metal Storm Inc, which is economically dependent on the parent company. All inter-company balances and transactions have been eliminated on consolidation.

Basis of Presentation

The Company’s principal activities to date have included technology development, obtaining research and funding grants, securing of patents and intellectual property rights and securing finance for working capital and capital expenditure. Accordingly, these financial statements are presented as those of a development stage enterprise, as prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 7 Accounting and Reporting by Development Stage Enterprises. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars.

Development Stage—Risks

As a development stage enterprise, the Company’s prospects are subject to the risks, expenses and uncertainties frequently encountered by companies which have not yet commercialized any applications of their technology, particularly in new and evolving markets. The Company’s operating results may fluctuate significantly in the future as a result of a variety of factors, including capital expenditure and other costs relating to establishing, maintaining and expanding the operations, the number and mix of potential customers, potential pricing of future products by the Company and its competitors, new technology introduced by the Company and its competitors, delays or expense in obtaining necessary equipment, economic and social conditions in the defence and ballistics industries and general economic conditions.

The Company will continue to review the need to seek additional funding through public and private financing and/or through collaboration or other arrangements with corporate partners. The Company cannot be certain that they will be able to raise any required funding or capital, on favourable terms or at all, or that they will be able to establish corporate collaborations on acceptable terms, if at all. If the Company is unable to obtain such additional funding or capital, they may be required to reduce the scope of their development plans.

The Company’s experience in exploiting their technology is limited. The Company cannot be certain that their operations will be profitable in the short-term, or at all. If the Company fails in any of their efforts to establish or expand their business, the results of operations and financial condition could be materially adversely affected. The Company cannot be certain that they will be able to obtain or retain any permits required by the Company to market, sell and deliver its technology. Any of these factors could result in cessation of the Company’s operations.

Change in Fiscal Year End

Effective April 1999, the Company changed their fiscal year end from June 30 to a calendar year end in order to be consistent with common U.S. business practices.

METAL STORM LIMITED
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

The Company receives non-refundable government grants which fund the Company’s efforts in specific research and development projects. These grants generally provide for reimbursement of approved costs incurred as defined in the various agreements and are expected to fully cover the Company’s costs for the specific research and development projects. In accordance with Staff Accounting Bulletin No. 101: Revenue Recognition in Financial Statements (“SAB 101”), government grants are recorded as revenue when key milestones set within each agreement are achieved and accepted by all parties to the grant, no performance obligation remains and collectibility is reasonably assured.

Interest income is recognized as earned and collectibility is assured.

Research and Development

All research and development costs are charged to expense as incurred and are reflected gross of the related government grants. The Company has not entered into any research and development agreements which would require the government grants to be recorded as an offset to research and development costs in accordance with the AICPA Audit and Accounting Guide: Audits of Federal Government Contractors.

Although the Company believes that their patents and underlying technology have continuing value, the future benefits to be derived there from are uncertain. Patent costs are therefore included under research and development expenses rather than capitalized.

Foreign Currency Transactions

The Australian dollar is the functional currency for the Company. Balance sheet amounts denominated in Australian dollars have been translated into U.S. dollars using the year end rate of exchange. Operating results denominated in Australian dollars have been translated into U.S. dollars using the average rate of exchange. Capital accounts are translated at historical exchange rates. Gains or losses resulting from such translation are included as a component of stockholders’ equity. Commitments, contingencies, option exercise prices and expected future income detailed in the notes have been translated into U.S. currency at the rate of exchange at December 31, 2001 of A$1.00 = $0.5115.

Cash and Cash Equivalents

Cash equivalents are comprised of short-term, highly liquid investments that are both: (i) readily convertible to known amounts of cash, and (ii) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Property and Equipment and Depreciation

Property and equipment are stated at cost, net of accumulated depreciation. Property and equipment are depreciated on a straight line basis over the estimated useful lives of the assets.

Classes of property and equipment and related useful lives are as follows:

Asset	Estimated Useful Life Years
Office furniture and equipment	2-6

METAL STORM LIMITED
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation

The Company has elected to account for its stock option plan in accordance with Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees and related interpretations (“APB 25”) and adopt the disclosure-only provisions of SFAS No. 123: Accounting for Stock-Based Compensation (“SFAS 123”). Under APB 25, the Company recognizes compensation expense for stock option grants to the extent that the estimated fair value of the stock exceeds the exercise price of the option at the measurement date. Unearned compensation expense is charged against operations ratably over the vesting period of the options. For disclosure purposes under SFAS 123, stock options are valued at the measurement date using the Black-Scholes option valuation model and compensation costs are recognized ratably over the vesting period.

Options granted to consultants and other non-employees are accounted for in accordance with Emerging Issues Task Force Consensus No. 96-18, Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services, and valued using the Black-Scholes option valuation model.

Net Loss Per Share

Basic and diluted net loss per share has been calculated by dividing net loss by the weighted average ordinary shares outstanding during the periods.

During each of the 2000 and 1999 financial years, the Company’s ordinary shares were subject to stock splits. Further information as to these stock splits is disclosed in Note 8. For the purposes of calculating the weighted average shares outstanding during each of the periods presented, the number of shares were retroactively adjusted in each of the periods to reflect the change in capital structure.

Stock options have not been included in the computation of net loss per share in the periods presented as their effect is antidilutive. For additional disclosures regarding stock options see Note 9.

Accounting Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates. Accounting estimates have been applied to calculated accruals for employee entitlements.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

Accruals for Employee Entitlements

The Company accrues compensated absences and related benefits as current charges to earnings when the following criteria are met: (i) the employee’s right to receive compensation for the future absences is attributable to services already performed by the employee; (ii) the employee’s right to receive the compensation for the future absences is vested, or accumulates; (iii) it is probable that the compensation will be paid; and (iv) the amount of compensation is reasonably estimable.

METAL STORM LIMITED
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Impairment

Pursuant to guidance established in SFAS No. 121, Accounting for the Impairment of Long-Lived Assets the Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The resulting impairment loss is classified as a component of income from operations. Management also re-evaluates the period of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheets for the Company’s financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments.

2.    Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company invests cash and cash equivalents which are not required for immediate operating needs with various high credit quality financial institutions located in Australia.

METAL STORM LIMITED
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

3.    Cash

	December 31,
	2001	2000
Cash at bank	$1,345,340	$2,507,183
Cash on deposit at floating rate	1,784,437	1,677,072

	$3,129,777	$4,184,255

Deposits or withdrawals from cash on deposit may be made at any time without prior notice or penalty.

4.    Property and Equipment

Property and equipment consist of the following:

	December 31,
	2001	2000
Office furniture and equipment	$175,483	$73,578
Accumulated depreciation	(61,265)	(35,030)

Property and equipment, net	$114,218	$38,548

5.    Income Taxes

At December 31, 2001 the Company has net operating loss carryforwards of approximately $5,502,827 which are indefinite as to use under Australian tax law. As a result of these carryforwards, the Company has deferred tax assets of approximately $1,650,848 and $1,076,601, at December 31, 2001 and 2000, respectively. The deferred tax assets have been fully offset by a valuation allowance of $1,650,848 and $1,076,601 at December 31, 2001 and 2000, respectively, as it is more likely than not that the deferred tax assets will not be realized due to the Company’s lack of earnings history.

The change in the valuation allowance and the corresponding change in the deferred tax asset amounted to $574,247 and $368,570 for the years ended December 31, 2001 and 2000 respectively.

The Company’s deferred income tax balance and the difference between income tax computed at the Australian statutory rate and income tax expense is primarily the result of tax losses carried forward.

METAL STORM LIMITED
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

6.    Related Parties

During the year legal services totaling $130,080 (2000: $14,078) were performed by McCullough Robertson Lawyers of which Mr. J.B.L. Heading, a director, is a partner. At December 31, 2001, $16,111 was outstanding and payable (2000: $nil).

During the year accounting and consulting services totaling $66,719 (2000: $153,966) were performed by BDO Kendalls, of which Mr. T.J. O’Dwyer, a director, is a partner. At December 31, 2001 $nil was outstanding and payable (2000: $26,675).

During the year, consultancy fees were paid to General W.A. Downing (US Army retired), a director, totaling $63,340 (2000: $80,000) pursuant to a consultancy agreement with the Company. At December 31, 2001, $2,166 was outstanding and payable (2000: $20,679).

During the year, consultancy fees were paid to Admiral W.A. Owens (US Navy retired), a director, totaling $81,105 (2000: $62,596) pursuant to a consultancy agreement with the company. At December 31, 2001, $19,931 was outstanding and payable (2000: $20,679).

During the year, consultancy services totaling $23,090 (2000: nil) were performed by Clarity Business Consulting, of which Mr. P.L.G Pursey is a Director and shareholder. At December 31, 2001, $3,093 was outstanding and payable (2000: nil).

On May 25, 1999 Mr. J.M. O’Dwyer entered into a voting rights agreement with Charter Pacific Corporation Limited pursuant to which Charter Pacific Corporation agreed to appoint Mr. J.M. O’Dwyer as the Charter Pacific Corporation’s proxy with respect to 4,287,503 of our shares to vote in respect of all matters put before the stockholders, with certain limited exceptions. The voting rights agreement expired on July 7, 2001. In consideration for the voting rights agreement, Mr. J.M. O’Dwyer entered into a relationship deed with Charter Pacific Corporation dated May 25, 1999 where he agreed, (a) that he will use or procure the voting rights attached to the shares registered in his name or that he controls, to vote in favor of the election or re-election, as the case may be, of the person nominated by Charter Pacific Corporation to be a director of Metal Storm; (b) that he will not use the voting rights attached to the shares registered in his name that he controls, to vote to remove the person nominated by Charter Pacific Corporation to be a director of Metal Storm as a director; and (c) that while he is a director of Metal Storm, and if requested so to do by Charter Pacific Corporation, he will seek to procure the appointment of a person nominated by Charter Pacific Corporation to be appointed as a director of Metal Storm to fill any casual vacancy caused by the death, retirement, resignation or removal of the then existing Charter Pacific Corporation representative.

The relationship deed expires on the later of two years after the date of the issuance of our securities in Australia under our May 1999 prospectus or Charter Pacific Corporation’s shareholding in us is reduced to 5% of our issued capital.

METAL STORM LIMITED
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

7.    Commitments and Contingencies

Other than disclosed below, the Company has no commitments for future expenditure or contingent liabilities as at December 31, 2001.

Operating Leases

The operating lease commitments primarily consist of the rental of office premises.

The Company is obligated under various operating leases for office premises and other equipment for periods expiring through 2003.

Future payments under non-cancelable operating lease arrangements at December 31, 2001 are as follows:

Years ending December 31
2002	$111,876
2003	105,076

Total minimum rental commitments	$216,952

8.    Stockholders’ Equity

On March 31, 1999 the stockholders approved a 21.4 to 1 share split, bringing the total outstanding ordinary shares from 3,750,002 to 80,250,041. On July 8, 1999 pursuant to a successful listing on the Australian Stock Exchange, 4,000,000 ordinary shares were issued at $1.94 per share for a total cash consideration of $7,745,070. Share issue costs totaled $773,850.

On May 31, 2000 the stockholders approved a 5 for 1 share split bringing the total outstanding ordinary shares from 84,250,042 to 421,250,210.

During the period from January 1, 2000 to December 31, 2000, no shares were issued.

On March 19, 2001 the Company issued 1,390,154 fully paid ordinary shares in the Company at an issue price of $0.728 per share.

On May 29, 2001, the Company issued 658,194 fully paid ordinary shares in the Company at an issue price of $0.728 per share.

On June 1, 2001 the Company issued 100,000 ordinary shares in the Company at market value as partial payment for consultancy services provided by an unrelated party. This partial payment of these services and the ordinary shares issued have been recorded in the financial statements at the fair value of the ordinary shares as of June 1, 2001, the date at which the consultancy services were completed. The fair value of $68,677 was calculated by using the market value of the shares on the date of issue.

On June 28, 2001 5,000 employee options were exercised at an exercise price of $0.28 per option.

Refer to Note 9 for the range of exercise prices and remaining contractual life for options outstanding as at December 31, 2001.

METAL STORM LIMITED
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

9.    Stock Option Plans

During 2001, under the Company’s Constitution, 5,000,000 (2000: 1,000,000) options were granted to directors, nil (2000: 125,000) options were granted to employees and 600,000 (2000: 250,000) options were granted to non-employees as payment for consulting services rendered. In 2001, 575,000 options were granted to employees under the 2000 Discretionary Share Option Plan (2000: nil). Each option granted to employees and non-employees is convertible to one ordinary share at any time on or before the third anniversary of the date of grant.

The 5,000,000 options granted to directors have a fixed exercise price of $0.01 and are exercisable for a period of 10 years from the date of grant based on share price levels of the Company’s shares being achieved as follows:

Share Price Level	Options Exercisable
$1.00	1,000,000
$2.00	2,000,000
$4.00	1,000,000
$5.00	1,000,000

5,000,000

The directors have assessed that the $1.00 share price level is probable to be reached within two years of grant date (July 2001). The value of these options at December 31, 2001 was $746,237. Compensation expense of $99,647 was recorded in 2001 in connection with the grant of these options based on the fair value of the per share price of the Company’s common stock at December 31, 2001 and an amortization period of two years.

Of the 1,000,000 options granted to directors in 2000, 500,000 are convertible to one ordinary share at any time on or before the second anniversary of the date of grant and 500,000 are convertible to one ordinary share at any time on or before the third anniversary of the date of grant. All options granted to directors in 2000 have a fixed exercise price of $0.24 per share. Compensation of $11,600 was recorded in connections with the grant of these options based on a fair value of $0.26 per share in 2000.

During the year ended December 31, 2001, 5,000 non-employee options were exercised, no options were forfeited or expired. During 2000, none of the options issued were exercised, forfeited or lapsed. As a result, at December 31, 2001 there remains 700,000 (2000: 125,000) unexercised employee options, 845,000 unexercised non-employee options (2000: 250,000), 3,000,000 unexercised options which were granted to directors (2000—500,000) and 3,000,000 unexercised options, which were granted to a director who retired in October 2001 and is no longer providing services to the Company (2000—500,000). The equivalent market price per ordinary share at December 31, 2001 was $0.74. The weighted average contractual life is 7.2 years (2000: 1 year), the weighted average exercise price is $0.20 per share and the outstanding options are exercisable as follows:

	December 31, 2001		December 31, 2000
	Fixed Exercise Price	Market Price at Grant Date	Fixed Exercise Price	Market Price at Grant Date
370,000 options exercisable on or before March 16, 2003	$0.28	$0.28	$0.28	$0.28
500,000 options exercisable on or before May 31, 2002	$0.24	$0.26	$0.24	$0.26
500,000 options exercisable on or before May 31, 2003	$0.24	$0.26	$0.24	$0.26
575,000 options exercisable on or before July 2, 2004	$0.59	$0.69	—	—
300,000 options exercisable on or before December 18, 2004	$0.59	$0.79	—	—
300,000 options exercisable on or before December 18, 2004	$0.84	$0.79	—	—
5,000,000 options exercisable as per above table	$0.01	$0.69	—	—
7,545,000

There were no options outstanding in 1999.

METAL STORM LIMITED
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Compensation cost for stock options granted to non- employees is measured as the fair market value of stock options valued based on an option pricing model over the period in which the options vest. The 600,000 options issued in 2001 to non-employees as payment for consulting services rendered were valued at $303,159 using the Black-Scholes option valuation model. These options were fully expensed in the 2001 year.

The Company has adopted the disclosure only alternative of SFAS 123 which states that stock based compensation must be recorded at fair value of options granted. This compensation, determined using the Black-Scholes option valuation model, is expensed over the vesting periods of each option grant. The pro forma compensation expense was calculated to be $388,933 for the year ended December 31, 2001 (2000: $64,566).

The fair value of options granted in 2001 and 2000 were estimated at the date of grant using the Black Scholes method, assuming no dividends, an expected life in 2001 of between 2 and 8 years (2000: 2 years), volatility of 103.4% in 2001 (2000: 102.7%) and a risk free rate of between 4.17% and 6.35% in 2001 (2000: 5.23%). There were no options granted in 1999. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Company’s pro forma information is as follows:

	2001	2000
Pro Forma Net Loss	$(3,039,287)	$(1,224,914)

Pro Forma Basic and Diluted Net Loss Per Ordinary Share	$(0.007)	$(0.003)

2000 Discretionary Share Option Scheme

During the year ended December 31, 2000 the stockholders in Annual General Meeting approved the establishment of a Discretionary Share Option Scheme (“Scheme”) to enable the board to provide an incentive to and to reward full time executives and employees for the key role that they will play in the future success of the company. A summary of the terms of the Scheme is as follows:

Invitations to participate in the Scheme are at the absolute discretion of the board. Any invitation shall specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price shall not be less than the market price of the Company’s shares on the date determined by the board. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options which may be granted to employees.

The exercise period is the earlier of: (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; (f) the expiry of specific time frames set out in the Scheme in relation to the circumstances in (c) above.

An option shall lapse upon expiry of the exercise period, termination of the option holder’s employment otherwise than in a special circumstance, upon the option holder’s being adjudicated bankrupt or any purported alienation of the options by the option holder.

METAL STORM LIMITED
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Upon the variation of the share capital of the Company, the number of shares subject to the option and the exercise price shall be adjusted in such manner to be fair and reasonable and consistent with any relevant requirements of the Corporations Act in Australia and the Listing Rules of the Australian Stock Exchange.

The board may, at any time, cease making further offers or invitations but the subsisting rights of option holders shall not be affected.

10.    Fair Values of Financial Instruments

	December 31,
	2001 Carrying Amount	2001 Estimated fair value	2000 Carrying Amount	2000 Estimated fair value
ASSETS
Cash and cash equivalents	$3,129,777	$3,129,777	$4,184,255	$4,184,255
Grant receivable	170,489	170,489	77,309	77,309
Prepaid expenses	74,586	74,586	45,026	45,026
Other	37,925	37,924	22,387	22,387

LIABILITIES
Accounts payable	128,834	128,834	115,304	115,304
Accounts payable—related party	50,948	50,948	68,033	68,033
Accruals for employee—entitlements	52,570	52,570	23,741	23,741
Accruals for employee entitlements—non current	30,990	30,990	10,649	10,649

The carrying amounts approximate fair value in view of the short-term nature of these balances.

Limitations: Fair value estimates are made at a specific point in time, and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

11.    Significant Research and Development Agreements

The Company currently has the following key research and development agreements in place. Under the details of these agreements, each agency is responsible for its own costs in relation to the work undertaken. Metal Storm is not liable for any costs incurred by other parties to these agreements. For the treatment of revenues from these agreements, please refer to revenue recognition in Note 1. All grant income to date has been received from the U.S. Defense Advanced Research Projects Agency (“DARPA”) / Metal Storm / Science Applications International Corporation (“SAIC”) Advanced Sniper Rifle Program.

Advanced Individual Combat Weapon Agreement

In May 2001, the Weapons System Division of the Defense Science and Technology Organization (“DSTO”), approved a three year A$4.9 million (approximately $2.2 million) program for the Company to develop, in conjunction with other consortium members consisting of a consortium of international defense companies a capability technology demonstrator for a hybrid electronic/mechanical assault rifle, which the DSTO has named the “Advanced Individual Combat Weapon”. The agreement to formalize the consortium members’ rights and obligations is being negotiated and is expected to be signed in the near future.

METAL STORM LIMITED
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

DSTO Research Agreement

On April 20, 2001 the Company entered into a five year research agreement with the Commonwealth of Australia represented by DSTO. Pursuant to this agreement the Company granted DSTO a non-exclusive, world-wide, perpetual and royalty fee licence to their scientific and technical know-how and information in relation to the gun hardware and gun system technology for defense use and international collaboration. The Company’s obligations under this agreement include the loan of certain equipment, consisting of a demonstration weapon, electronic fire control unit and loading press, to DSTO for it to further research the technology. Title to the equipment remains with the Company at all times.

DSTO Technology License Agreement

On April 20, 2001 the Company entered into a five year agreement (or such further period as agreed) with the Commonwealth of Australia represented by DSTO to license from DSTO certain technology which DSTO has used as a design, evaluation or modeling tool in appraising the Company’s gun system technology. The Company also has the right to improvements in the DSTO technology developed during the term of the license agreement.

Area Denial Weapon System Agreement (Previously the “Mine Field Replacement System Agreement”)

In June 2000, the Commonwealth of Australia approved a three year program valued at A$3.25 million (approximately $1.7 million) to develop, in conjunction with an international consortium consisting of international defense companies a prototype mortar box system for an area denial weapons system for use in minefield replacement. The agreement to formalize the consortium members’ rights and obligations is being negotiated and is expected to be signed in the near future.

U.S. Defense Advanced Research Projects Agency (“DARPA”) / Metal Storm / Science Applications International Corporation (“SAIC”) Advanced Sniper Rifle Program and Additional Studies

In March 2000 the Company and SAIC entered into an agreement with DARPA to develop their technology in a number of applications for possible future use by the U.S. defense forces. Under this agreement, DARPA will provide approximately $10.6 million over three years jointly to the Company and SAIC as prime contractor for research, development and testing performed under this agreement. This agreement does not identify individual responsibilities for the Company or SAIC, nor does it identify the payment process. Accordingly, the Company has entered into an agreement with SAIC dated November 29, 2000 as amended on June 29, 2001. This agreement provides for total scheduled payments to us of approximately $1.2 million over three years and upon the accomplishment of specified milestones under the head agreement between the Company, SAIC and DARPA. The Company has agreed with DARPA and SAIC not to proceed further with this program.

SAIC Agreement

On October 17, 1998 the Company entered into an agreement with SAIC under which the Company granted SAIC an exclusive license to the right to, make, use, offer, sell, reproduce and publicly display, certain of their core technology, that is the key technology which is covered in the Company’s patents and patent applications, in order to facilitate marketing and commercialization of that core technology. While the license is exclusive to SAIC, it is limited geographically to use in the U.S., Europe and the United Kingdom. The exclusive license is currently scheduled to continue until October 17, 2002. There is no provision for an extension beyond that date.

12.    Employee Superannuation

As required by Australian superannuation legislation, the Company contributes a defined contribution of 8% of an employee’s salary to an approved superannuation fund nominated by the employee for their retirement benefit. The Company contributed $30,345 to superannuation funds for the year ended December 31, 2001 (2000: $22,998, 1999: $12,593).

METAL STORM LIMITED
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—(Continued)

13.    Segment Disclosures

The Company operates in one business segment with all of its assets and operations located in Australia the Company’s grant income to date has been received entirely from the U.S. government. Interest and other income are earned in Australia.

14.    Subsequent Events

In June 2002, the DARPA/Metal Storm/SAIC Advanced Sniper Rifle Program research and development agreement was discontinued and as a result, the company will not receive any further grant revenues from this agreement. In 2001, the company received $353,180 (2000: $78,958, 1999: nil) grant revenues from this agreement.

On May 31, 2002, General Downing, a director, exercised 500,000 options at a price of $0.24 and was issued 500,000 ordinary shares.